Exhibit 99.1

Execution Version

BARRICK MINING CORPORATION

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BARRICK NEVADA HOLDING LLC

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NEWMONT CORPORATION

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NEWMONT USA LIMITED

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NEVADA GOLD MINES LLC

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY

AGREEMENT OF NEVADA GOLD MINES LLC

August 10, 2026

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS; INTERPRETATION		3
1.1	Definitions	3
1.2	Interpretation, Etc.	19
1.3	Amendment and Restatement	20
1.4	Schedules	20

ARTICLE 2 ORGANIZATIONAL MATTERS		20
2.1	Formation	20
2.2	Name	20
2.3	Purpose	21
2.4	Principal Place of Business	21
2.5	Registered Office; Registered Agent	21
2.6	Powers	21
2.7	Term	21
2.8	Title to Property	21
2.9	No Liability to Third Parties	21
2.10	Other Business Opportunities; Independent Acquisition of Properties	22
2.11	No Agency	22
2.12	Priority of Agreements; Default Rules	23
2.13	Liability Several	23
2.14	Capacity of Members	23
2.15	U.S. Tax Provisions	24

ARTICLE 3 GOVERNANCE MATTERS		24
3.1	Board of Nevada JV	24
3.2	Meetings of Board	25
3.3	Matters Requiring Approval	27
3.4	Membership Interest Transfers; Restrictions	32
3.5	Fiscal Year	33
3.6	Agreement to Take Company Actions; Subsidiary Governance	33
3.7	Technical Committee	34
3.8	Finance Committee	35
3.9	Other Committees	36
3.10	Excluded Property Development Committee	37
3.11	Members; Capitalization	38
3.12	Exculpation and Indemnification	39

ARTICLE 4 MANAGEMENT OF OPERATIONS		41
4.1	Designation of Operating Member	41
4.2	Rights and Obligations of the Operating Member	42
4.3	Reports and Information	47
4.4	Performance by Operating Member as to Approved Programs and Budgets	50
4.5	Accounts and Settlements	52
4.6	Accounts and Records	53

(i)

4.7	Audits	54
4.8	Inspection and Access	54
4.9	Access to Nevada JV Assets	55
4.10	License to Use Nevada JV Intellectual Property	57
4.11	Resignation, Removal, or Change of Operating Member	57
4.12	Right of First Offer re: Abandoned Properties	58
4.13	Right of First Offer re: Dispositions	59

ARTICLE 5 BUDGETS; FUNDING		60
5.1	Programs and Budgets	60
5.2	Delivery and Sale of Gold Production	62
5.3	Reserves	64
5.4	Surety Arrangements	64
5.5	Supplemental Programs and Budgets	64
5.6	Member Contributions	65
5.7	Procedures Related to Programs and Budgets and Funding Plans	65

ARTICLE 6 EXCLUDED DEVELOPMENT/EXPLORATION PROPERTIES; MATERIAL CAPITAL PROJECTS		66
6.1	Contribution of Excluded Development/Exploration Properties	66
6.2	Disposition of Excluded Development/Exploration Properties	69
6.3	Material Capital Projects	71
6.4	Access to Excluded Development/Exploration Properties	72
6.5	No Other Restrictions	72

ARTICLE 7 EXCLUDED CLOSURE PROPERTIES		72
7.1	Treatment of Excluded Closure Properties	72
7.2	Excluded Closure Properties	73

ARTICLE 8 DISTRIBUTIONS		73
8.1	Distributions	73

ARTICLE 9 DEFAULTS AND REMEDIES		74
9.1	Defaults	74
9.2	Notice of Default	74
9.3	Opportunity to Cure	75
9.4	Rights Upon Default	75
9.5	Failure to Provide Funds	75
9.6	Dilution Mechanism	77
9.7	Limited Powers of Attorney	77
9.8	Remedies Not Exclusive; No Waiver	78
9.9	Elimination of Minority Interest by Redemption for Royalty	78

ARTICLE 10 RETAINED ROYALTIES		78
10.1	Retained Royalties	78

ARTICLE 11 PARENT GUARANTEES		80

(ii)

11.1	Barrick Guarantee	80
11.2	Newmont Guarantee	81

ARTICLE 12 NOTE GUARANTY		82
12.1	Note Guaranty	82

ARTICLE 13 AREA OF INTEREST		83
13.1	Area of Interest	83
13.2	Exceptions	84

ARTICLE 14 APPLICABLE LAW; DISPUTES		85
14.1	Applicable Law; Consent to Jurisdiction	85
14.2	Dispute Resolution	85
14.3	Continuing Obligations	86
14.4	Waiver of Jury Trial	86

ARTICLE 15 CONFIDENTIALITY; PUBLIC ANNOUNCEMENTS		86
15.1	General	86
15.2	Exceptions	86
15.3	Public Announcements	88
15.4	Duration of Confidentiality	88
15.5	Redacted Filings	89
15.6	Disclosure of Party’s Own Confidential Information	89

ARTICLE 16 TRANSFERS; PREFERENTIAL PURCHASE RIGHTS; EXEMPT TRANSFERS		89
16.1	Transfer Procedures	89
16.2	Preferential Purchase Rights	90
16.3	Exempt Transfers	92
16.4	Loss of Affiliate Status	92
16.5	Corporate Approvals	93

ARTICLE 17 TERMINATION		93
17.1	Termination of Agreement	93
17.2	Continuing Obligations Upon Withdrawal or Transfer	94
17.3	Right to Data After Termination	95

ARTICLE 18 GENERAL PROVISIONS		95
18.1	Notices	95
18.2	Assignment	97
18.3	Waiver	97
18.4	Amendments	97
18.5	Force Majeure	97
18.6	Further Assurances	98
18.7	Survival of Terms and Conditions	98
18.8	Entire Agreement	98
18.9	Severability	98

(iii)

18.10	Computation of Interest	99
18.11	No Third-Party Beneficiary	99
18.12	No Implied Covenants	99
18.13	Time is of the Essence	99
18.14	Limitation of Liability	99
18.15	Counterparts	100

(iv)

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY

AGREEMENT

OF NEVADA GOLD MINES LLC

THIS AGREEMENT made the 10th day of August, 2026,

AMONG:

BARRICK MINING CORPORATION

a corporation existing under the laws of the Province of British Columbia

(hereinafter referred to as “Barrick”)

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BARRICK NEVADA HOLDING LLC

a limited liability company existing under the laws of the State of Delaware

(hereinafter referred to as “Barrick Member”)

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NEWMONT CORPORATION

a corporation existing under the laws of the State of Delaware

(hereinafter referred to as “Newmont”)

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NEWMONT USA LIMITED

a corporation existing under the laws of the State of Delaware

(hereinafter referred to as “Newmont Member”)

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NEVADA GOLD MINES LLC

a limited liability company existing under the laws of the State of Delaware

(hereinafter referred to as “Nevada JV”)

WHEREAS on March 10, 2019, Barrick and Newmont entered into the Implementation Agreement (as defined below);

AND WHEREAS Barrick indirectly holds 100% of the interests in the capital of Barrick Member;

AND WHEREAS Newmont indirectly holds 100% of the outstanding shares of capital stock of Newmont Member;

AND WHEREAS pursuant to the Implementation Agreement, the following transactions occurred:

(a)

Nevada JV was formed under the name “Nevada Gold Mines LLC” by the filing of the Certificate of Formation (as defined below) with the Secretary of State of the State of Delaware pursuant to the Act (as defined below) on April 11, 2019;

(b)

the Barrick Parties (as defined in the Implementation Agreement) contributed the Barrick Contributed Assets (as defined below) to Nevada JV in consideration for Membership Interests (as defined below) in Nevada JV, representing aggregate Proportionate Interests (as defined below) of 61.5%;

(c)	Nevada JV assumed the Barrick Assumed Liabilities (as defined below);

(d)

immediately after the contribution of the Barrick Contributed Assets and the assumption of the Barrick Assumed Liabilities, each of the Barrick Parties contributed their Membership Interest in Nevada JV to Barrick Member;

(e)

the Newmont Parties (as defined in the Implementation Agreement), including Newmont Member, contributed the Newmont Contributed Assets (as defined below) to Nevada JV in consideration for Membership Interests in Nevada JV, representing aggregate Proportionate Interests of 38.5%;

(f)	Nevada JV assumed the Newmont Assumed Liabilities (as defined below); and

(g)

immediately after the contribution of the Newmont Contributed Assets and the assumption of the Newmont Assumed Liabilities, each of the Newmont Parties other than Newmont Member contributed their Membership Interest in Nevada JV to Newmont Member;

AND WHEREAS the Parties entered into an amended and restated limited liability company agreement of Nevada Gold Mines LLC dated July 1, 2019 (the “Original Agreement”) to establish certain rights and obligations between the Members (as defined below) in accordance with the terms thereof;

AND WHEREAS the Parties wish to amend and restate the Original Agreement in the manner and on the term contemplated hereby;

AND WHEREAS concurrently with entering into this Agreement, the Parties, Barrick Gold U.S. Inc., Barrick Gold (Pueblo Viejo) Limited, Goldcorp Aureus Inc., Pueblo Viejo (Jersey) 1 Limited and Pueblo Viejo Dominicana Jersey 2 Limited have entered into a Confidential Settlement Agreement relating to, among other things, the management or operations of Nevada JV since July 1, 2019 and the contribution of the Fourmile Project, the Mike Project and the Fiberline Project to Nevada JV (the “Settlement Agreement”).

NOW, THEREFORE in consideration of the premises and the mutual agreements herein set forth, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS; INTERPRETATION

1.1	Definitions

As used in this Agreement, the following terms shall have the meanings given below.

“Abandoned Property” has the meaning set forth in Section 4.12.

“Accounting Procedures” means the Accounting Procedures attached hereto as Schedule A.

“Act” means the Delaware Limited Liability Company Act.

“Additional Program and Budget” has the meaning set forth in Section 5.1(c)(ii).

“Affiliate” means (and as applicable as part of its derivative “Affiliated” means), with respect to any Person, the following: (i) any other Person that directly or indirectly, through one or more intermediaries, Controls such Person and (ii) any other Person that is Controlled by or under common Control with such Person; provided, however, that for purposes of this Agreement, Nevada JV and its subsidiaries shall be deemed not to be Affiliates of any Barrick Party or any Newmont Party.

“Agreement” has the meaning set forth in the preamble.

“Applicable Study” has the meaning set forth in Section 6.2(a)(iii).

“Approved by Nevada JV”, “Nevada JV Approved”, “Approved by the Board” or “Approval” means a proposal or action in respect of Nevada JV that has been approved by the Board in accordance with Section 3.3(a), Section 3.3(b) or Section 3.3(c), as applicable.

“Approved Engineering Firm” means a qualified internationally recognized engineering firm approved by the Members in writing from time to time or as otherwise determined pursuant to Section 3.3(e).

“Approved Program and Budget” means any Program and Budget, together with any supplements thereto and any amendments or modifications thereof, in each case that are Approved by the Board in accordance with this Agreement.

“Area of Interest” means all lands that lie within the area depicted as the “Area of Interest” on the map attached hereto as Schedule B, together with any additional lands agreed by the Members in writing from time to time, but excluding (i) all Excluded Properties, other than any Excluded Development/Exploration Property that is contributed to Nevada JV in accordance with Section 6.1 or the Settlement Agreement, which shall be included in the Area of Interest from and after the date of such contribution, and (ii) any property acquired by a Member or Affiliate of any Member from Nevada JV pursuant to Section 4.13, from and after the date so acquired.

“Auditor” means PricewaterhouseCoopers LLP, or any other firm of public accountants selected by the Operating Member and Approved by the Board pursuant to Section 3.3(c)(xi).

“Barrick” has the meaning set forth in the preamble, and includes any successor to Barrick by corporate reorganization, merger or amalgamation by which such successor, as the surviving entity or amalgamated company, shall possess all of the stock or substantially all of the property rights and interests, and be subject to substantially all of the liabilities and obligations, of Barrick.

“Barrick Assumed Liabilities” has the meaning set forth in the Implementation Agreement.

“Barrick Contributed Assets” has the meaning set forth in the Implementation Agreement.

“Barrick Cortez” means Barrick Cortez LLC, a Delaware limited liability company.

“Barrick Development Representatives” has the meaning set forth in Section 3.10(a).

“Barrick Finance Representatives” has the meaning set forth in Section 3.8(a).

“Barrick Guaranteed Obligations” has the meaning set forth in Section 11.1(a).

“Barrick Member” has the meaning set forth in the preamble.

“Barrick Nevada JV Interests” has the meaning set forth in Section 16.1.

“Barrick Notional Capital Account” means an amount for Barrick Member calculated, as of any date, as the sum of the following, without duplication: (a) $8,219,000,000; (b) an amount equal to the Barrick Member’s Development Capital Expenditure Share; and (c) any Member Contributions (excluding for clarity Default Loans) made prior to that date to cover a Funding Default by Newmont Member; LESS (d) all Nevada JV Distributions to Barrick Member prior to that date made pursuant to Section 8.1(c); provided that if a Member’s Proportionate Interest is recalculated as a result of a contribution of an Excluded Development/Exploration Property, the Barrick Notional Capital Account shall be adjusted as set forth in Section 6.1(d)(ii) as of the date of such recalculation (and further adjusted after such date in accordance with clauses (b) through (d) above).

“Barrick Party” means Barrick or Barrick Member.

“Barrick Proprietary Property” means all intellectual property owned or held by Barrick or any of its Affiliates, including (i) patents and patent applications, and other patent rights, domestic or foreign (ii) copyrights and copyright applications and registrations, domestic or foreign, and all underlying works of authorship, (iii) trademarks (including logos), service marks, trade names, brand names, business names, and any registrations and applications therefor, domestic or foreign, (iv) computer programs, computer databases, computer program flow diagrams, source codes and object codes, (v) trade secrets, software, license rights, methods, processes, know-how, formulae and algorithms, industrial design registrations, pending applications and other industrial design rights, and other proprietary information (whether owned, leased, or otherwise possessed) and (vi) all licenses, registered user agreements, technology transfer agreements, and other agreements or instruments related to intangible property incorporating any of the foregoing. For certainty, it is acknowledged that, except for the grant of any licenses to use any Barrick Proprietary Property pursuant to the Implementation Agreement or any other agreement between Barrick and/or one or more of its Affiliates, on the one hand, and Nevada JV, on the other hand, no rights of Barrick or any of its Affiliates in any Barrick Proprietary Property are included in the Barrick Contributed Assets.

“Barrick Re-Transfer Notice” has the meaning set forth in Section 16.4(a).

“Barrick Technical Representatives” has the meaning set forth in Section 3.7(a).

“Barrick Transferee Affiliate” has the meaning set forth in Section 16.3.

“Board” means the board of managers of Nevada JV.

“Budget” means a detailed estimate of all expenditures to be made by Nevada JV during a Budget Period, including those made in performing a corresponding Program.

“Budget Period” means the time period covered by a Budget.

“Business Day” means a day other than Saturday, Sunday or statutory holiday on which commercial banks located in the city of Toronto, Ontario and Denver, Colorado are open for business during normal banking hours.

“Calendar Year” means the period of 12 consecutive months starting on the first day of January at 12:00 a.m., Elko, Nevada time, and ending on the immediately following 31st day of December at 11:59 p.m. Elko, Nevada time. If any activity or event that is to be performed or that is to occur during or in respect of any Calendar Year established herein begins after January 1st of such Calendar Year, the period covered shall be the period from the time of commencement of the action or event through December 31st of the year in which the time of commencement occurs.

“Capital Account” means a capital account established and maintained for each Member in accordance with Schedule J.

“Capital Contribution” means, subject to any limitations imposed by Legal Requirements, any contribution to the capital of Nevada JV (other than as Member Loans) by a Member in respect of its Membership Interest in cash, property, the use of property, services or otherwise, whenever made.

“Capital Project Budget” means a Budget in respect of the Development of a Material Capital Project that is based on a Feasibility Study showing on a monthly basis until the targeted completion of the Material Capital Project, the forecast work program and a detailed estimate of all costs to be incurred and a schedule of any proposed cash contributions to be made by the Members and/or debt financing to be obtained by Nevada JV in connection with the Material Capital Project.

“Cash Available for Distribution” has the meaning set forth in Section 8.1(a).

“Cash Available to Nevada JV” means, as of any date of determination, the aggregate amount of cash generated from the sale of Products, cash available from the sale of electric power, cash available from lenders and cash available from other sources, excluding reserve accounts and additional Member Contributions, which, as determined by the Operating Member, acting reasonably, can be prudently used for the payment of expenses for which Cash Available to Nevada JV is to be utilized as provided in this Agreement without adversely affecting to a material extent ongoing Operations, the Nevada JV Assets or the satisfaction of applicable Legal Requirements by Nevada JV and its subsidiaries.

“Cash Requirements” has the meaning set forth in Section 4.5(b)(i).

“Cash Reserve Amount” has the meaning set forth in Section 8.1(a).

“Certificate of Formation” means the certificate of formation of Nevada JV as filed with the Secretary of State of the State of Delaware, as may be amended from time to time.

“Chargeable Costs” means costs incurred for or in connection with Operations in accordance with Approved Programs and Budgets, the Accounting Procedures and this Agreement.

“Closure Operations” means Operations related to the shutdown and closure of any of the Nevada JV Mines pursuant to the applicable Closure Plan.

“Closure Plan” means a plan submitted to and approved by the relevant Governmental Authority according to applicable Legal Requirements related to the Closure Operations and otherwise in accordance with commercially reasonable principles of good mining practice.

“Closure Program and Budget” has the meaning set forth in Section 5.1(c)(iii).

“Co-Funded Capital Project” has the meaning set forth in Section 6.3(b).

“Concentrates” has the meaning set forth in Section 5.2(d)(i).

“Confidential Information” means the terms of this Agreement, all Technical Data, all Barrick Proprietary Property, all Newmont Proprietary Property and any other information (whether written, oral, or in electronic format) concerning any matters affecting or relating to the business, operations, assets, results or prospects of Nevada JV and its subsidiaries, including information regarding plans, budgets, processes, results of Exploration, Development, Mining and other data, except to the extent that (i) such information has already been publicly released, either prior to the date of this Agreement (as evidenced by printed publication or similar proof) or, following the date of this Agreement, as allowed by this Agreement, but in either case such information shall be deemed to be in the public domain only from such time that the information becomes part of the public domain, (ii) such information is generally known through publicly available sources by knowledgeable independent geologists, metallurgists and engineers at the time of the disclosure of such information or later becomes generally known to such persons, in either case other than as a result of disclosure in violation of the terms of this Agreement by any of the Parties or their respective representatives after the date hereof; (iii) the Party seeking to disclose such information can establish that such information was developed by such Party independently of any disclosure by any of the other Parties pursuant to this Agreement or was available to the Party on a non-confidential basis prior to its disclosure by any of the other Parties pursuant to this Agreement; or (iv) such information becomes available to a Party on a non-confidential basis from a person other than the other Parties who in making it available was not, so far as the Party is aware after reasonable inquiry, in violation of a confidentiality obligation owed to the other Parties.

“Continuing Obligations” means obligations or responsibilities of Nevada JV and its subsidiaries that are Barrick Assumed Liabilities or Newmont Assumed Liabilities or arising from Operations that are reasonably expected to continue or arise after such Operations have ceased or are suspended, including obligations related to reclamation, closure, monitoring, stabilization or Environmental Compliance.

“Contribution Date” has the meaning set forth in Section 6.1(b).

“Contribution Value” has the meaning set forth in Section 6.1(c).

“Control” means (and as applicable as part of its derivatives “Controls” and “Controlled” means) possession, directly or indirectly, of the power to vote more than 50% of the voting power of such Person or to direct or cause the direction of the management or policies of a Person, whether through ownership of the voting power of such Person, by contract or otherwise.

“Default Loan” has the meaning set forth in Section 9.5(c).

“Default Rule” means a provision of the Act that would apply to Nevada JV unless otherwise provided in, or modified by, this Agreement.

“Defaulted Amount” has the meaning set forth in Section 9.5(a).

“Defaulting Member” has the meaning set forth in Section 9.1.

“Development” means Operations or work performed for the purpose of or in connection with preparation for Mining, including acquisitions of rights and interests needed for Mining, definitional and condemnation drilling, metallurgical and engineering studies and the construction or installation of facilities used for the mining, handling, milling, processing or other beneficiation of Products and the transportation thereof. Activities undertaken to comply with Legal Requirements arising out of or related to any of the foregoing activities included in this definition (including the active pursuit of obtaining any Governmental Authorizations or other required authorizations and Environmental Compliance) shall also be considered to be acts of Development.

“Development Capital Expenditure Share”, in relation to a Member, as of any date, means the portion of all Development Capital Expenditures made prior to that date equal to the sum of: (i) the full amount of all Development Capital Expenditures for Material Capital Projects sole funded by such Member as Sole Funding Member pursuant to Section 6.3; (ii) to the extent that there has been one or more Funding Defaults by either Member not cured by Default Loans, for each funding event in relation to which there was such a Funding Default, the amount, if any, (i.e. if such Member is not the Defaulting Member in relation to such funding), funded by such Member (excluding amounts, if any, funded to cover the Funding Default by the other Member, which, for clarity, are included in clause (c) of the definitions of Barrick Notional Capital Account and Newmont Notional Capital Account, as applicable) related to Development Capital Expenditures as reflected in the applicable Funding Statement pursuant to Section 4.5(b)(i)(C); and (iii) for all other Development Capital Expenditures, an amount equal to the product of the total amount thereof multiplied by the Member’s Proportionate Interest as of the date on which such Development Capital Expenditures were made.

“Development Capital Expenditures” means any capital expenditures of Nevada JV or any of its subsidiaries that qualify as “non-sustaining costs” (as such term is determined in accordance with the WGC Cost Guidance), provided that the actual or estimated aggregate amount of such “non-sustaining costs” in respect of any “new operation,” “major project at existing operations” (as such terms are determined in accordance with the WGC Cost Guidance) and/or other expenditure or group of other related expenditures exceed $50,000,000.

“Development Representative” has the meaning set forth in Section 3.10(a).

“Disposition Notice” has the meaning set forth in Section 4.13(a).

“Disposition Transaction” has the meaning set forth in Section 4.13(a).

“Dispute Committee” has the meaning set forth in Section 3.3(d)(ii).

“Dollars”, “dollars” or “$” means currency of the United States of America unless otherwise specifically indicated.

“Doré” has the meaning set forth in Section 5.2(d)(iii).

“Encumbrance” or “Encumbrances” means mortgages, charges, deeds of trust, security interests, pledges, liens, royalties, overriding royalty interests, preferential purchase rights or other encumbrances or burdens of any nature whether imposed by contract or operation of law.

“Entity” means any corporation (including any non-profit corporation), company, limited liability company, limited duration company, general partnership, limited partnership, limited liability partnership, joint venture, joint stock association, estate, trust, cooperative foundation, union, syndicate, league, consortium, coalition, committee, society, firm or other enterprise, association, organization or entity of any nature recognized under the laws of any jurisdiction.

“Environmental Compliance” means, at all times during the term of this Agreement, actions performed during or after Operations (including Exploration and Development) to comply in all material respects with the requirements of all applicable environmental Legal Requirements.

“Excluded Closure Properties” means (i) with respect to Barrick Member, the Buckhorn, Wood Gulch and Preble properties, and (ii) with respect to Newmont Member, the Mule Canyon, Buffalo Valley, Ivanhoe-Hollister, and Trenton Canyon properties, all as depicted on Schedule B.

“Excluded Development/Exploration Property” means each of (i) the Fourmile Project, (ii) the Mike Project, (iii) the Fiberline Project and (iv) any other exploration and development project located outside the Area of Interest owned by a Member (or an Affiliate of a Member) which the Members unanimously agree in writing, from time to time after the date hereof, shall constitute an Excluded Development/Exploration Property.

“Excluded Development/Exploration Property Value” has the meaning set forth in Section 6.1(a).

“Excluded Property Development Committee” has the meaning set forth in Section 3.10(a).

“Excluded Property Disposition Transaction” has the meaning set forth in Section 6.2(a).

“Excluded Property Feasibility Study” has the meaning set forth in Section 6.1.

“Excluded Property ROFR Exercise Period” has the meaning set forth in Section 6.2(c).

“Excluded Properties” means, collectively, the Excluded Closure Properties and the Excluded Development/Exploration Properties.

“Exploration” means all Operations or work (including reconnaissance) performed for the purpose of ascertaining the existence, location, quantity, quality or extent of a commercial deposit of minerals within the Area of Interest, including preparation of pre-feasibility or feasibility studies or other technical reports or analyses. The active pursuit of obtaining any Governmental Authorization related to any of the foregoing activities included in this definition and the performance of related Environmental Compliance shall also be considered to be acts of Exploration.

“Feasibility Study” means the integrated technical and economic plan, together with the supporting documents, for the Nevada JV Mines to be prepared by the Approved Engineering Firm with respect to Material Capital Projects and Excluded Development/Exploration Properties. The plan and supporting documents shall: (i) cover the period from the date of preparation through the end of economic extraction and final closure and reclamation obligations; (ii) be based on reasonable, technically supportable and internally consistent assumptions that shall be based on the physical, technical, environmental and economic attributes and requirements of the Nevada JV Mines, including the Material Capital Project or Excluded Development/Exploration Property, as applicable; and (iii) reflect all changes and synergies net of corresponding dyssynergies reasonably expected to stem from the addition of the Material Capital Project or Excluded Development/Exploration Property, as applicable, to the NGM Standalone Life of Mine Plan. The Feasibility Study prepared by the Approved Engineering Firm shall include the following:

(a)

A “Base Incremental Plan” prepared in accordance with the requirements and principles under NI 43-101 (Canada) and SEC Regulation S-K1300 (United States) definitions for public disclosure, which shall be used for determination of whether the Feasibility Study is a Successful Study; and

(b)

A “Recommended Incremental Plan” which is an optimized technical and economic plan that includes mineral reserves and mineral resources deemed likely for economic extraction by the Approved Engineering Firm based on sound technical judgement. The Recommended Incremental Plan shall be optimized for the mineral reserves and mineral resources including consideration for design and schedule of supporting infrastructure required for extraction.

In respect of a Feasibility Study for an Excluded Development/Exploration Property only, the Base Incremental Plan and Recommended Incremental Plan shall both be provided to the Independent Expert(s) for determination of the Fair Market Value of the Excluded Development/Exploration Properties in accordance with Schedule F if the Members do not agree on the Excluded Development/Exploration Property Value.

“Feasibility Study Cost” has the meaning set forth in Section 6.1(c).

“Fiberline Project” means Newmont’s exploration and development project in the State of Nevada that is depicted on the map attached as Schedule C and known as the “Fiberline Project”.

“Finance Committee” has the meaning set forth in Section 3.8(a).

“Finance Representative” has the meaning set forth in Section 3.8(a).

“Force Majeure” means, at any time, any cause, whether foreseen, foreseeable, or unforeseeable, beyond a Party’s reasonable control (provided that the affected Party makes a good faith effort to resolve or avoid such cause), including (i) acts of God, (ii) laws, regulations, orders, proclamations, instructions or request of any government or governmental entity, (iii) judgments or orders of any court, (iv) inability to obtain on reasonably acceptable terms any public or private Nevada JV License or other Governmental Authorization, (v) curtailment or suspension of activities to remedy or avoid an actual or alleged, present or prospective violation of environmental standards imposed under applicable Legal Requirements, (vi) acts of war or conditions arising out of or attributable to war, whether declared or undeclared, (vii) riot, civil strife, insurrection, rebellion or terrorism, (viii) fire, explosion, earthquake, storm, flood, sinkholes, drought or other adverse weather condition, (ix) delay or failure by suppliers or transporters of materials, parts, supplies, services or equipment or by contractors’ or subcontractors’ shortage of, or inability to obtain on reasonably acceptable terms, labor, transportation, materials, machinery, equipment, supplies, utilities or services, (x) accident, (xi) breakdown of equipment, machinery or facilities or (xii) any other cause whether similar or dissimilar to the foregoing.

“Fourmile Project” means Barrick’s exploration and development project in the State of Nevada that is depicted on the map attached as Schedule D and known as the “Fourmile Project”; for greater certainty, notwithstanding the proximity to the “Goldrush” project, the Fourmile Project is and shall be deemed to be an Excluded Development/Exploration Property.

“Funding Default” has the meaning set forth in Section 9.5(a).

“Funding Plan” means a description of the sources of funding to be utilized in the implementation of a Program and Budget, the particulars of the methods of funding from such sources and estimates of when the funds will be needed, and an allocation of the portion of such planned expenditures that qualify as Development Capital Expenditures.

“General Manager” means the individual employed by the Operating Member or Nevada JV who has overall supervisory authority and responsibility for managing Operations.

“Generally Accepted Accounting Principles” means both (a) International Financial Reporting Standards as issued by the International Accounting Standards Board and (b) generally accepted accounting principles in the United States of America in effect from time to time.

“Governmental Authority” means any governmental authority, local authority or political subdivision of any of the foregoing, any multi-national organization or body, any agency, department, commission, board, bureau, court or other authority thereof or any quasi-governmental or private body having jurisdiction or entitled to exercise any executive, legislative, judicial, administrative, police, regulatory or taxing authority or power of any nature.

“Governmental Authorization” means any Nevada JV License, franchise, approval, certificate, consent, ratification, permission, confirmation, endorsement, waiver, certification, registration, transfer, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement.

“Implementation Agreement” means the implementation agreement dated March 10, 2019 between Barrick and Newmont.

“Involved Parties” has the meaning set forth in Section 14.2(a).

“IP Agreement(s)” has the meaning set forth in Section 4.10.

“Leeville Holdco” means Leeville Holdco LLC, a Delaware limited liability company and a subsidiary of Newmont as of the date of the Original Agreement, which became a subsidiary of Nevada JV following the date of the Original Agreement.

“Legal Requirement” means any law, statute, ordinance, decree, requirement, order, treaty, proclamation, convention, rule or regulation (or interpretation of any of the foregoing) of any Governmental Authority, any agreement with a Governmental Authority and the terms of any Governmental Authorization.

“Maintenance Costs” means fees, rentals, taxes and other payments and costs incurred in satisfying work expenditure requirements, preparing reports and satisfying other requirements imposed under applicable Legal Requirements or the Nevada JV Licenses or other contracts or agreements included in the Nevada JV Assets that must be paid or incurred in order for the Nevada JV Licenses or such other contracts or agreements to remain in good standing.

“Majority Member” has the meaning set forth in Section 3.1(a).

“Manager” means a member of the Board.

“Material Capital Project” means any project or proposal for possible expansions, additions to or modifications of the Nevada JV Mines and/or related facilities or of separate new mines and/or related facilities within the Area of Interest and/or the construction or operation thereof, where the estimated aggregate project costs as set out in the Feasibility Study in respect of such project, as applicable, exceeds $300,000,000.

“Member Contributions” are funds provided to Nevada JV by the Members as Capital Contributions or Member Loans.

“Member Loan Payments” means all payments of principal or interest on Member Loans.

“Member Loans” means loans made by the Members to Nevada JV, evidenced by promissory notes or other evidence of indebtedness, which in all cases shall only be made on a proportionate basis based on each Member’s Proportionate Interest.

“Member Transaction Offer” has the meaning set forth in Section 4.13(b).

“Members” means Barrick Member and Newmont Member as owners of the Membership Interests, and “Member” means either one of them.

“Membership Interest” means, in respect of any Member at any time, the entire ownership interest of such Member in Nevada JV at such time.

“Mike Project” means Newmont’s exploration and development project in the State of Nevada that is depicted on the map attached as Schedule E and known as the “Mike Project”.

“Mining” means all Operations or work performed for the purpose of mining (through conventional or in situ methods), extracting, producing, beneficiating, milling or other processing of ores and other Products and the performance of Environmental Compliance in respect thereof. Activities undertaken to comply with Legal Requirements arising out of or related to any of the foregoing activities included in this definition (including the active pursuit of obtaining any Governmental Authorizations or other required authorizations) shall also be considered to be acts of Mining, and “to Mine” and “Mined” has correlative meanings.

“Minority Member” has the meaning set forth in Section 3.1(a).

“Monthly Funding Statement” has the meaning set forth in Section 4.5(b)(i).

“Nevada JV” has the meaning set forth in the preamble.

“Nevada JV Accounts” means bank accounts of Nevada JV maintained at one or more financial institutions by the Operating Member.

“Nevada JV Assets” means the assets of Nevada JV and its subsidiaries, including (i) all property rights granted to or otherwise held by Nevada JV and its subsidiaries, including any easements, surface rights, water rights and other rights and interests covering all or any portion of such properties, (ii) all Products produced by Nevada JV and its subsidiaries from the foregoing, (iii) all Technical Data that is the property of Nevada JV and its subsidiaries and (iv) all other rights, interests, Nevada JV Licenses, information, files, equipment, facilities, improvements, fixtures, supplies, materials and other property, tangible and intangible, held directly or indirectly by or for Nevada JV and its subsidiaries. For certainty, the Nevada JV Assets (1) include as of the date of the Original Agreement the Barrick Contributed Assets and the Newmont Contributed Assets and (2) will include, to the extent contributed to Nevada JV in accordance with Section 6.1 or the Settlement Agreement, any Excluded Development/Exploration Properties.

“Nevada JV Business” means the development, establishment, construction and operation of the Nevada JV Assets as an integrated joint venture complex, exploration and other activities related thereto to expand and replace existing production and other activities reasonably related thereto.

“Nevada JV Capital Costs” means expenditures by Nevada JV and its subsidiaries that are classified as capital costs under accounting procedures being applied by Nevada JV and its subsidiaries or by the Operating Member on behalf of Nevada JV and its subsidiaries in the ordinary course of business.

“Nevada JV Distributions” means dividends, repurchase and redemptions moneys and any other distributions paid or payable to the Members by Nevada JV.

“Nevada JV Interests” has the meaning set forth in Section 16.1.

“Nevada JV Licenses” means all licenses, permits and documents necessary for Nevada JV and its subsidiaries to carry out the full scope of their business activity with respect to the Nevada JV Business or other properties that are acquired by Nevada JV and its subsidiaries, including all licenses and permits from competent authorities authorizing Nevada JV and its subsidiaries to prospect for, appraise discovered deposits of and mine ores and to produce Products therefrom.

“Nevada JV Mines” means the mines, processing facilities, infrastructure and associated facilities that form part of the Nevada JV Assets.

“Newmont” has the meaning set forth in the preamble, and includes any successor to Newmont by corporate reorganization, merger or amalgamation by which such successor, as the surviving entity or amalgamated company, shall possess all of the stock or substantially all of the property rights and interests, and be subject to substantially all of the liabilities and obligations, of Newmont.

“Newmont Assumed Liabilities” has the meaning set forth in the Implementation Agreement.

“Newmont Contributed Assets” has the meaning set forth in the Implementation Agreement.

“Newmont Development Representatives” has the meaning set forth in Section 3.10(a).

“Newmont Finance Representatives” has the meaning set forth in Section 3.8(a).

“Newmont Guaranteed Obligations” has the meaning set forth in Section 11.2(a).

“Newmont Nevada JV Interests” has the meaning set forth in Section 16.1.

“Newmont Notional Capital Account” means an amount for Newmont Member calculated, as of any date, as the sum of the following, without duplication: (a) $5,145,227,642; (b) an amount equal to the Newmont Member’s Development Capital Expenditure Share; and (c) any Member Contributions (excluding for clarity Default Loans) made prior to that date to cover a Funding Default by Barrick Member; LESS (d) all Nevada JV Distributions to Newmont Member prior to that date made pursuant to Section 8.1(c); provided that if a Member’s Proportionate Interest is recalculated as a result of a contribution of an Excluded Development/Exploration Property, the Newmont Notional Capital Account shall be adjusted as set forth in Section 6.1(d)(ii) as of the date of such recalculation (and further adjusted after such date in accordance with clauses (b) through (d) above).

“Newmont Party” means Newmont or Newmont Member.

“Newmont Proprietary Property” means all intellectual property owned or held by Newmont or any of its Affiliates, including (i) patents and patent applications and other patent rights, domestic or foreign, (ii) copyrights and copyright applications and registrations, domestic or foreign, and all underlying works of authorship, (iii) trademarks (including logos), service marks, trade names, brand names, business names, and any registrations and applications therefor, domestic or foreign, (iv) computer programs, computer databases, computer program flow diagrams, source codes and object codes, (iv) trade secrets, software, license rights, methods, process, know-how, formulae and algorithms, industrial design registrations, pending applications, and other industrial design rights, and other proprietary information (whether owned, leased, or otherwise possessed) and (vi) all licenses, registered user agreements, technology transfer agreements, and other agreements or instruments related to intangible property incorporating any of the foregoing. For certainty, it is acknowledged that, except for the grant of any licenses to use any Newmont Proprietary Property pursuant to the Implementation Agreement, the Newmont Transition Services Agreement or any other agreement between Newmont and/or one or more of its Affiliates, on the one hand, and Nevada JV, on the other hand, no rights of Newmont or any of its Affiliates in any Newmont Proprietary Property are included in the Newmont Contributed Assets.

“Newmont Re-Transfer Notice” has the meaning set forth in Section 16.4(b).

“Newmont Technical Representatives” has the meaning set forth in Section 3.7(a).

“Newmont Transferee Affiliate” has the meaning set forth in Section 16.3.

“Newmont Transition Services Agreement” means the transition services agreement dated the date of the Original Agreement between the Newmont Member and Nevada JV.

“NGM Standalone Life of Mine Value” means, for the purpose of calculating dilution in respect of an Excluded Development/Exploration Property as set forth in Section 6.1(d)(ii), the fair market value of the “NGM Standalone Life of Mine Plan” in accordance with the procedures set out in Schedule F.

“NGM Standalone Life of Mine Plan” means, in respect of an Excluded Development/Exploration Property, the most recently approved Operating Program and Budget for the Nevada JV Mines pursuant to Section 5.1(c)(i). The NGM Standalone Life of Mine Plan shall align with practices that a prudent operator would reasonably follow in accordance with good international industry practice and shall assume all Excluded Development/Exploration Properties not yet contributed cannot be considered or factored into the planning of the Nevada JV Mines.

“Non-Defaulting Member” has the meaning set forth in Section 9.1.

“Non-Funding Member” has the meaning set forth in Section 6.3(b).

“Note Guaranty” has the meaning set forth in Section 12.1(a).

“Note Guaranty Dilution Amount” means, in the event that demand for payment is made to Nevada JV pursuant to the Note Guaranty, the amount (expressed as a percentage) determined by the formula A x (B/C), where:

A	is 10%;

B

is the total amount paid by Nevada JV pursuant to the Note Guaranty that (I) is funded by Member Contributions from Barrick Member to Nevada JV for that purpose, or (II) represents Barrick Member’s Proportionate Interest of other Cash Available to Nevada JV used for that purpose; and

C	is $600,000,000.

“Note Indenture” means Newmont’s indenture dated as of March 22, 2005 in respect of the Notes, as amended, restated, supplemented or otherwise modified from time to time.

“Notes” means Newmont’s outstanding 5.875% Notes due 2035.

“Notice of Default” has the meaning set forth in Section 9.2.

“Obligated Party” has the meaning set forth in Section 5.4(c).

“Offer Notice” has the meaning set forth in Section 6.2(b).

“Offeree Member” has the meaning set forth in Section 6.2(b).

“Offering Period” has the meaning set forth in Section 4.13(c).

“Operating Member” means Barrick Member managing Operations for Nevada JV pursuant to Section 4.1 or a replacement appointed pursuant to Section 4.11.

“Operating Program and Budget” has the meaning set forth in Section 5.1(c)(i).

“Operations” means all undertakings, activities and operations engaged in by Nevada JV and its subsidiaries (including those undertaken by the Operating Member or its agents or representatives, including the General Manager, on behalf of or as agent of Nevada JV and its subsidiaries) in accordance with an Approved Program and Budget.

“Other Member Offer” has the meaning set forth in Section 6.2(b).

“Other Parent” means, with respect to Barrick, Newmont and, with respect to Newmont, Barrick.

“Parent” means Barrick and/or Newmont, as the context may require, and “Parents” means both Barrick and Newmont.

“Party” means each of the Members, Nevada JV and the Parents, individually, and

“Parties” means the Members, Nevada JV and the Parents, collectively.

“Permitted Encumbrance” means, collectively:

(a)

liens for taxes, assessments and governmental charges not delinquent or due and being contested in good faith and diligently by appropriate proceedings (and in respect of which adequate reserves are maintained in accordance with applicable accounting principles);

(b)	encumbrances for public utility charges not due and payable or delinquent;

(c)

security given in the ordinary course of business to any public utility, municipality or government or to any statutory or public authority in connection with the provision of power, water or similar services;

(d)	purchase money security interests and other vendor security for the unpaid purchase price of goods acquired in the ordinary course of business;

(e)

carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like liens arising in the ordinary course of business in respect of liabilities not yet due or that are due but are being contested in good faith and in respect of which adequate reserves are maintained;

(f)

deposits or pledges to secure the performance of bids, tenders, trade contracts (other than contracts for the payment of money), leases, statutory obligations, reclamation obligations, surety and appeal bonds, performance bonds, letters of credit and other obligations of a like nature arising in the ordinary course of business;

(g)	deposits or pledges to secure obligations under workmen’s compensation, social security or similar laws, or under unemployment insurance;

(h)

security interests incurred to finance the deferred purchase price of property; provided that any such security interests do not secure an amount in excess of 80% of the purchase price of such property;

(i)	easements and imperfections of title to real property; provided that such easements and imperfections do not render title unusable or materially affect “quiet enjoyment” and use of the property;

(j)	the paramount title of the United States of America or any other Governmental Authority; and

(k)	the royalties or similar rights burdening the Nevada JV Assets and existing on the date of the Implementation Agreement.

“Person” means any individual (including a personal representative), trust, Entity or Governmental Authority.

“Policies” has the meaning set forth in Section 4.2(p).

“Product” means all ores, minerals and mineral resources, precious or base, metallic and non-metallic (and concentrates derived therefrom) Mined from the properties that form part of the Nevada JV Assets under this Agreement, including Doré and Concentrate.

“Program” means a description in reasonable detail of Operations to be conducted and objectives to be accomplished by the Operating Member and by Nevada JV and its subsidiaries during a Budget Period established pursuant to this Agreement

“Program and Budget” means a Program and a corresponding Budget, which may be an Operating Program and Budget, an Additional Program and Budget, a Closure Program and Budget, or a Supplemental Program and Budget.

“Project Financing” means the incurrence by Nevada JV and/or its subsidiaries of third-party indebtedness, obligations and liabilities for the primary purpose of the Development of a new Nevada JV Mine or the material expansion of an existing Nevada JV Mine in the Area of Interest.

“Proportionate Interest” means, in respect of a Member, at any time, the proportionate share of all Membership Interests that such Member’s Membership Interest represents, calculated as follows; provided that any recalculation of a Member’s Proportionate Interest resulting from a contribution of an Excluded Development/Exploration Property shall be calculated as set forth in Section 6.1(d)(ii):

(a)	for the Barrick Member, the amount (expressed as a percentage) determined by the formula (A/(A+B)) + C; and

(b)	for the Newmont Member, the amount (expressed as a percentage) determined by the formula (B/(A+B)) - C, where:

A	is the total amount in the Barrick Notional Capital Account;

B	is the total amount in the Newmont Notional Capital Account; and

C	is the Note Guaranty Dilution Amount, if any.

“Proposing Member” has the meaning set forth in Section 6.2(b).

“Related Party” in respect of a Member, means an Affiliate of the Member or any other Person who does not deal at arm’s length with the Member or an Affiliate of the Member, excluding Nevada JV and any Entity Controlled by Nevada JV.

“Related Party Contract” means a contract, agreement or commitment between Nevada JV or any of its Affiliates (or the Operating Member acting on behalf of Nevada JV or any of its Affiliates), on the one hand, and a Member and/or one or more Related Parties of a Member, on the other hand.

“Restatement Date” means August 10, 2026.

“ROFO Exercise Period” has the meaning set forth in Section 4.13(b).

“Schedule of Members” has the meaning set forth in Section 3.11(a).

“SOFR” means, with respect to any Business Day, a rate per annum equal to the secured overnight financing rate published for such Business Day by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate) on the immediately succeeding Business Day on the website of the Federal Reserve Bank of New York, currently at

http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the Federal Reserve Bank of New York from time to time.

“Sole Funding Member” has the meaning set forth in Section 6.3(c).

“Sole Funding Notice” has the meaning set forth in Section 6.3(c).

“Special Funding Statement” has the meaning set forth in Section 4.5(b)(i).

“Subsidiary” whether or not used in capitalized form, means, with respect to any Person, any Entity (i) of which 50% or more of the equity or voting interests in such Entity is directly or indirectly, through one or more intermediaries, owned by such Person or (ii) which is otherwise Controlled by such Person.

“Successful Study” means, with respect to a Material Capital Project or Excluded Development/Exploration Property, as applicable, a Feasibility Study carried out by an Approved Engineering Firm in accordance with Section 6.1 or Section 6.2(a), as applicable, in which the Base Incremental Plan demonstrates an estimated internal rate of return for the Material Capital Project or Excluded Development/Exploration Property, as applicable, of 15% or greater (calculated with reference to the two year trailing average gold price immediately preceding the date of the Feasibility Study, the spot gold price, the reserve gold price and such other reasonable inputs and assumptions as determined by the authors of such study in consultation with the Members, acting reasonably).

“Supplemental Program and Budget” has the meaning set forth in Section 5.5(a).

“Surety Arrangement” means any guaranty, letter of credit, indemnity agreement, surety bond or similar agreement or arrangement of either Member or any Affiliate of either Member (other than Nevada JV) that relates to the ownership, operation, maintenance, reclamation, restoration or closure of any properties or other assets of the Nevada JV or its subsidiaries, or any other obligation of the Nevada JV or its subsidiaries.

“Surety Arrangement Costs” has the meaning set forth in Section 5.4(c).

“Surety Arrangement Payment” has the meaning set forth in Section 5.4(c).

“Technical Committee” has the meaning set forth in Section 3.7(a).

“Technical Data” means engineering studies and working papers, consultants reports and working papers, pre-feasibility reports, feasibility reports, mine plans, surface and underground maps, assays, samples, cores, analyses, geologic and geophysical maps, engineering maps, photographs, drill logs, exploration reports, environmental studies, correspondence with governmental officials and entities, mineral reserve and mineral resource studies and reports, metallurgical studies and reports and all other information and data in printed or electronic form concerning the condition, geology, mineral potential, physical characteristics, minability or other technical matters related to the Nevada JV Assets and other facilities constructed by or for Nevada JV and its subsidiaries and the conduct of Operations.

“Technical Representative” has the meaning set forth in Section 3.7(a).

“Third Party Offer” has the meaning set forth in Section 6.2(b).

“Transfer” (a) when used as a verb, means, directly or indirectly, to sell, grant, assign, create an Encumbrance on, pledge, charge or otherwise convey, or dispose of or commit to do any of the foregoing (and “Transferred” shall have the correlative meaning) and (b) when used as a noun, means a direct or indirect sale, grant, assignment, Encumbrance, pledge, charge, conveyance or other disposition (and “Transferor” and “Transferee” shall have the correlative meaning).

“Vote” has the meaning set forth in Section 3.2(e).

“WGC Cost Guidance” means the World Gold Council’s Guidance Note on Non-GAAP Metrics: All-In Sustaining Costs and All-In Costs and related Frequently Asked Questions on “All-In Sustaining Costs” and “All-In Costs”, dated November 14, 2018, as the same may be amended, modified, replaced and/or supplemented from time to time.

1.2	Interpretation, Etc.

This Agreement is the result of negotiations among the Parties, and the terms and provisions hereof (except where otherwise defined or the context otherwise requires) shall be construed in accordance with their usual and customary meanings. The captions or headings of sections or subsections of this Agreement are for purposes of reference only and shall not limit or define the meaning of any provision of this Agreement. Insofar as is permissible under applicable Legal Requirements, the Parties hereby waive the application of any rule of law that ambiguous or conflicting terms or provisions should be construed against the Party who (or whose attorney) prepared the executed agreement or any earlier draft of the same. Any of the terms defined herein may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference. References herein to any Section or Schedule shall be to a Section or Schedule, as the case may be, hereof unless otherwise specifically provided. The use herein of the word “include” or “including”, when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter. The terms “lease” and “license” shall include “sub-lease” and “sub-license”, as applicable. In this Agreement in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”. References in this Agreement to any agreement or contract, unless otherwise specified, shall mean and be a reference to such agreement or contract as amended , amended and restated, supplemented or otherwise modified from time to time in accordance with its terms. References in this Agreement to any Person shall mean and be a reference to such Person and its permitted successors and assigns. Where the term “subject to applicable Legal Requirements” is used, any applicable Legal Requirement shall govern or limit the referenced matter or action except to the extent that such Legal Requirement can be waived or overridden by agreement, in which case such Legal Requirement shall be deemed to have been waived and overridden by this Agreement to the extent that terms hereof conflict with such Legal

Requirement within the limits of such permitted waiver or override. If and to the extent there is a conflict which cannot be avoided, the Parties will work together in good faith using all available legal means (within reason) to carry into effect the intent of the Parties as evidenced by this Agreement. In this Agreement, the term “pre-feasibility study” has the meaning ascribed to that term by the Canadian Institute of Mining and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended.

1.3	Amendment and Restatement

This Agreement amends and restates the Original Agreement. Each of the Parties agrees and confirms that all of its rights, liabilities and obligations under the Original Agreement arising on or prior to the Restatement Date continue in full force and effect, as amended and restated in accordance with the terms of this Agreement and subject to the terms of the Settlement Agreement.

1.4	Schedules

The following Schedules are attached to and form part of this Agreement:

Schedule A	–	Accounting Procedures

Schedule B	–	Area of Interest

Schedule C	–	Fiberline Project

Schedule D	–	Fourmile Project

Schedule E	–	Mike Project

Schedule F	–	Excluded Development/Exploration Property Valuation

Schedule G	–	Illustrative Dilution Examples

Schedule H	–	Terms of Minority Royalty Agreement

Schedule I-A	–	Retained Royalty Deed (Barrick)

Schedule I-B	–	Retained Royalty Deed (Newmont)

Schedule J	–	U.S. Tax Provisions

ARTICLE 2

ORGANIZATIONAL MATTERS

2.1	Formation

Nevada JV was formed on April 11, 2019 pursuant to the Act by the filing of the Certificate of Formation with the Secretary of State of the State of Delaware.

2.2	Name

The name of Nevada JV is “Nevada Gold Mines LLC”. All business of Nevada JV will be conducted in such name or such other name as is approved by the Members.

2.3	Purpose

The purpose of Nevada JV shall be to engage in any lawful business, purpose or activity that may be engaged in by a limited liability company organized under the Act.

2.4	Principal Place of Business

The principal place of business of Nevada JV shall be located at such location as may hereafter be determined by the Board. The location of Nevada JV’s principal place of business may be changed by the Board from time to time in accordance with the then applicable provisions of the Act and any other applicable Legal Requirements.

2.5	Registered Office; Registered Agent

The address of the registered office of Nevada JV as of the date of this Agreement is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle, Delaware 19801. The registered agent of Nevada JV on the date of this Agreement is The Corporation Trust Company. The Board may designate another registered agent or registered office from time to time in accordance with the then applicable provisions of the Act and any other applicable Legal Requirements.

2.6	Powers

Nevada JV shall have the power and authority to take any and all actions that are necessary, appropriate, advisable, convenient or incidental to, or for the furtherance of, the purposes set forth in Section 2.3.

2.7	Term

The term of Nevada JV commenced on the date of the initial filing of the Certificate of Formation with the Secretary of State of the State of Delaware and shall continue in perpetuity, unless sooner terminated in accordance with Section 17.1 or the Act.

2.8	Title to Property

All real and personal property owned by Nevada JV or any of its subsidiaries shall be owned by Nevada JV or such subsidiaries as entities and no Member shall have any ownership interest in such property in its individual name, and each Member’s interest in Nevada JV shall be personal property for all purposes. Except as otherwise provided in this Agreement, Nevada JV and its subsidiaries shall hold all of their real and personal property in their names and not in the name of any Member.

2.9	No Liability to Third Parties

The debts, obligations and liabilities of Nevada JV, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of Nevada JV, and no Member, Manager or officer shall be obligated personally for any such debt, obligation or liability of Nevada JV solely by reason of being a Member or acting as a Manager or officer.

2.10	Other Business Opportunities; Independent Acquisition of Properties

Notwithstanding anything to the contrary in this Agreement or the Act, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to either Member or to any Manager. Except as expressly provided in this Agreement, each Member shall have the right independently to engage in and receive full benefits from business activities, whether or not competitive with Operations conducted hereunder, without consulting the other Member. Except as provided in Section 4.13, Section 6.1, Section 6.2, Section 13.1 and Section 13.2(c), neither Barrick Party nor any Manager appointed by Barrick Member shall have any duty to Nevada JV or any Newmont Party by reason of this Agreement to present any particular corporate, business or investment opportunity to Nevada JV or any Newmont Party, even if such opportunity is of a character that, if presented to Nevada JV, could be taken by Nevada JV or any of its subsidiaries, and any purported failure will not be deemed to be a breach of this Agreement, the Act or any other applicable law, and each Barrick Party shall continue to have the right to take for its own accounts or as a partner, shareholder, fiduciary or otherwise, or to recommend to others, any such particular opportunity. Except as provided in Section 4.13, Section 6.1, Section 6.2, Section 13.1 and Section 13.2(c), neither Newmont Party nor any Manager appointed by Newmont Member shall have any duty to Nevada JV or any Barrick Party by reason of this Agreement to present any particular corporate, business or investment opportunity to Nevada JV or any Barrick Party, even if such opportunity is of a character that, if presented to Nevada JV, could be taken by Nevada JV or any of its subsidiaries, and any purported failure will not be deemed to be a breach of this Agreement, the Act or any other applicable law, and each Newmont Party shall continue to have the right to take for its own accounts or as a partner, shareholder, fiduciary or otherwise, or to recommend to others, any such particular opportunity.

2.11	No Agency

Nothing contained in this Agreement or in the Certificate of Formation shall be deemed to constitute any Member or Parent the partner of any other Member or Parent, respectively, to create any fiduciary relationship between them, nor, except as otherwise herein expressly provided, to constitute any Member or Parent the agent or legal representative of any other Member or Parent, respectively. It is not the intention of the Members to create, nor shall this Agreement be construed to create, any mining, commercial or other partnership. No Member or Parent shall have any authority to act for or to assume any obligation or responsibility on behalf of the other Member or Parent in its individual capacity, except as otherwise expressly provided herein. Each Member shall indemnify, defend and hold harmless the other Member and its Affiliates, their directors, managers, officers, employees, agents and attorneys, and any Managers elected at the instance of the indemnified Member, from and against any and all losses, claims, damages and liabilities arising out of any act or assumption of liability by the indemnifying Member or its Parent or any of their respective directors, managers, officers, employees, agents or attorneys or any Managers elected at the instance of it, done or undertaken, or apparently done or undertaken, on behalf of the other Member or Parent or Nevada JV, except pursuant to authority expressly granted in the Certificate of Formation or in this Agreement or conferred in writing by the Board. Nothing in this Section 2.11 shall be deemed to lessen any power or authority, express or implied, of any director, manager, officer or committee of Nevada JV.

2.12	Priority of Agreements; Default Rules

(a)

To the extent permitted by applicable Legal Requirements and the Act and as among the Members, the provisions of this Agreement shall apply to any matter related to Nevada JV that is not covered by the Certificate of Formation. In the event of any inconsistency between the terms and conditions of the Certificate of Formation and the terms and conditions of this Agreement, the terms and conditions of this Agreement, to the extent permitted by the Act, shall apply by the means set out in the following sentence. The Members shall, subject to the Act, take such action as may be appropriate, including amending the Certificate of Formation, to remove such conflict, ambiguity or inconsistency and to permit Nevada JV and its affairs to be carried on in accordance with this Agreement.

(b)

Regardless of whether this Agreement specifically refers to a particular Default Rule, to the extent permitted under the Act, (i) if any provision of this Agreement conflicts with a Default Rule, the provision of this Agreement shall control and such Default Rule is hereby modified or negated accordingly and (ii) if it is necessary to construe a Default Rule as modified or negated in order to effectuate any provision of this Agreement, such Default Rule is hereby modified or negated accordingly.

2.13	Liability Several

The rights, duties, obligations and liabilities of the Members under the Certificate of Formation and this Agreement shall be several and not joint or collective. Each Member shall be responsible only for its obligations as set out in the Certificate of Formation and in this Agreement and shall be liable only for its share of costs and expenses as provided herein. Each Parent shall be liable only for its obligations as a Parent as set out in this Agreement.

2.14	Capacity of Members

(a)	General. As of the date hereof, Barrick Member represents and warrants to Newmont Member and Newmont Member represents and warrants to Barrick Member that:

(i)	it is duly organized and in good standing in its place of incorporation;

(ii)

it has the capacity to enter into and perform this Agreement and all transactions contemplated herein and all corporate and other actions required to authorize it to enter into and perform this Agreement have been properly taken;

(iii)	it is not subject to any governmental order, judgment, decree, debarment, sanction or laws that would preclude the execution or implementation of this Agreement;

(iv)	this Agreement has been duly executed and delivered by it and is valid and binding upon it in accordance with its terms; provided, however, that no representation is made as to (a) the remedy of specific performance or other equitable remedies for the enforcement of this Agreement or any other agreement contemplated hereby or (b) limitations on remedies established by applicable bankruptcy, insolvency, moratorium and other similar laws affecting generally the rights of creditors and secured parties;

(v)

to the best of its knowledge after reasonable inquiry, the execution, delivery and performance of this Agreement will not violate any provision of any indenture, agreement or other instrument to which it is a party or by which its properties are bound, except for such matters as would not have a material adverse effect on its ability to perform its obligations under this Agreement;

(vi)

it has incurred no obligation or liability, contingent or otherwise, for brokers or finders’ fees or the like that will in any way become an obligation of, or result in a valid claim against, the Other Parent with respect to the matters provided for in this Agreement

(vii)	it owns its Membership Interest free of any Encumbrances; and

(viii)	no Person has any right or option to acquire from it or its Affiliates, directly or indirectly, any right, title or interest of any nature in or to its Membership Interest.

(b)

Survival. The representations and warranties contained in Section 2.14(a) shall survive the execution hereof for a period of two years from the date hereof. The time permitted for bringing a claim may be affected by any applicable limitation periods under applicable Legal Requirement of the State of Delaware.

2.15	U.S. Tax Provisions

This Agreement shall incorporate the U.S. tax provisions of Schedule J, which shall constitute an integral part of this Agreement; including provisions requiring Nevada JV to establish and maintain Capital Accounts for each Member and to allocate items of income, gain, deduction, loss and credit to such Capital Accounts.

ARTICLE 3

GOVERNANCE MATTERS

3.1	Board of Nevada JV

(a)

Board of Managers; Selection of Managers and Chairman. The management and control of Nevada JV and its business and affairs, and the power to act for and to bind Nevada JV, shall be vested exclusively in the Board. The Board shall act as a “manager” pursuant to Section 18-402 of the Act. There shall be five members of the Board and five alternates, one in respect of each Manager. A designated alternate may act in place of the applicable Manager at any meeting of the Board at which such Manager is not present or in connection with any actions to be taken by the Board or by any Manager individually in the absence of such Manager. Any alternate so acting shall be deemed to be a Manager. Three Managers and their respective alternates shall be appointed by the Member that holds a Proportionate Interest greater than 50% (the “Majority Member”) and two Managers and their respective alternates shall be appointed by the other Member (the “Minority Member”). If at any time, and only for so long as, the Members each hold a Proportionate Interest of exactly 50%, the Member whose Proportionate Interest was last more than 50% shall be deemed to be the Majority Member. The chairman of the Board shall be appointed by the Majority Member from its appointed Managers and may be represented by his or her alternate on the Board. Each Manager will owe a fiduciary duty to the Nevada JV in performing his or her role as a Manager equivalent to the duty of care provided under Delaware Legal Requirements for directors of Delaware corporations, but not any other fiduciary duty. Subject to and without limiting the foregoing, in the course of discharging his or her duties, each Manager may take into consideration the interests of the Member that nominated him or her.

(b)

Current Managers. The current Managers appointed by Barrick Member are Mark Hill (Chairman), Tim Cribb and Megan Tibbals, and their respective alternates are Wessel Hamman, Jimmy Richards and Christina Erling. The current Managers appointed by Newmont Member are Natascha Viljoen and David Thornton, and their respective alternates are Peter Toth and Mark Rodgers.

(c)

Procedures. A Manager (including a Manager who is the chairman of the Board or any designated alternate) may be removed and another appointed in his or her place at the instance of the Member who has the right to appoint the Manager (including the chairman of the Board or designated alternate). A Member with the right to appoint a Manager (including the chairman of the Board or a designated alternate) shall make such appointment, or shall effect the removal and replacement of a prior appointee, by written notice to the other Member, Nevada JV and the chairman of the Board.

(d)

Resignation of Managers. A Manager may resign as a member of the Board at any time upon written notice to the Board and the Member that appointed him or her. Upon the resignation of a Manager, the Member that appointed such Manager shall have the right to appoint another Manager in his or her place pursuant to Section 3.1(c).

3.2	Meetings of Board

(a)	Regular, Special and Rescheduled Meetings.

(i)

The Board shall hold regular meetings at least quarterly. Meetings shall be held at places within the United States (which may be in or outside the State of Delaware) determined by the Operating Member, or otherwise as may be agreed by the Managers or permitted pursuant to Section 3.2(d). The Operating Member shall give 30 days’ notice to the Managers of such regular meetings. Additionally, any Manager may call a special meeting upon 15 days’ notice to the Operating Member and the other Managers. In case of emergency, reasonable notice of a special meeting shall suffice.

(ii)

There shall be a quorum if three Managers are present, at least one of which must be a Manager appointed by the Majority Member and at least one of which must be a Manager appointed by the Minority Member. If a quorum is not present within 30 minutes following the time appointed for the commencement of the Board meeting, any Manager present may adjourn the meeting, which then shall be automatically rescheduled for the same time of day and at the same place on the sixth Business Day thereafter at the location where the meeting is to be held. The Operating Member shall make a good faith effort to give notice to the Managers of the rescheduled meeting but otherwise shall be under no obligation to give any Manager notice thereof. A quorum shall be deemed to be present at such rescheduled meeting for all purposes under this Agreement if at least three Managers are present. Only those items included on the agenda for the original meeting (and which are not subject to 100% approval pursuant to Section 3.3(c)) may be acted upon at such a rescheduled meeting, but any matters may be considered with the consent of all Managers.

(b)

Presence of Other Persons. The Managers appointed by each Member may, upon notice provided to the chairman and at the expense of such Member, invite other persons who have a reasonable business purpose for being present, to attend any meeting of the Board; provided that the Manager(s) representing the other Member consents, which consent need not be in writing, may be given by acquiescence and may not be unreasonably withheld. If personnel employed in Operations are required to attend a Board meeting, reasonable costs incurred in connection with such attendance shall be paid for by the Operating Member as a Chargeable Cost. All other costs in respect of invited persons shall be paid for by the Member whose appointed Managers extended the invitation.

(c)

Agendas; Minutes. Each notice of a meeting shall include an itemized agenda prepared by the Operating Member in the case of a regular meeting or by the Manager calling the meeting in the case of a special meeting, but any matters may be considered with the consent of all Managers. The Operating Member shall prepare minutes of all meetings, including a rescheduled meeting, and shall distribute copies of such minutes to the Managers within 20 days after the meeting. The minutes, when approved by each Manager in attendance at the meeting, shall be the official record of the decisions made by the Board and shall be binding on the Operating Member and the Members. The minutes of a meeting shall be deemed to have been approved by a Manager unless such Manager objects in writing within 20 days after being provided with such minutes. Approval of the minutes shall not be a condition to the effectiveness of actions properly taken by the Board.

(d)	Meetings by Video or Telephonic Means. The Board may hold meetings via telephone or by video conference so long as all participants are able to hear and speak to each other and decisions are confirmed in writing by the Managers (which confirmation may be made by approval of the minutes of the meeting pursuant to Section 3.3(c)).

(e)

Voting. A vote of the Managers present in respect of a proposal submitted for a vote of the Board at a meeting at which a quorum is present is referred to as a “Vote”. Except as provided in Section 3.3(c), Approval of a resolution or other proposal brought before the Board shall require a greater than 50% affirmative Vote of the Managers present at a meeting at which a quorum is present. The aggregate voting power of the Barrick Member and Newmont Member nominee Managers will be based upon such Parties’ Proportionate Interest. For example, on the date hereof, the Barrick Member nominee Managers will be entitled to cast an aggregate 61.5% of the Vote on any matter, notwithstanding that they comprise only 60% of the individuals who serve as Managers and regardless of the number of nominee Managers attending any particular Board meeting. The aggregate voting power of each Member shall be apportioned equally to the nominee Managers of such Member present at a meeting. For example, on the date hereof, (i) if three Barrick Member nominee Managers are present at a meeting, each shall have Voting power equal to 20.5% and (ii) if two Barrick Member nominee Managers are present at a meeting, each shall have Voting power equal to 30.75%.

(f)

Actions by Written Consent. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if all of the Managers consent thereto, and the writing or writings (including any waivers of notice) are filed with the minutes of proceedings of the Board. No Manager may sign any such written consent while present in Canada.

3.3	Matters Requiring Approval

(a)

Authority of Board. The Board shall consider for Approval Programs and corresponding Budgets for Operations and related Funding Plans as provided herein, and any modifications thereof, and advise the Operating Member and Nevada JV as to the decisions of the Board in respect thereof.

(b)

Matters Requiring Approval. Nevada JV shall not take, and shall not cause or permit any of its subsidiaries to take, and none of the Members or the Operating Member shall cause or permit Nevada JV or any of its subsidiaries to take, any of the following actions unless the proposed action is first Approved by the Board:

(i)	approval of all Programs and Budgets and related Funding Plans, as well as any material modifications thereto;

(ii)	approval of, or making any material modifications to, any life of mine plans in respect of any of the Nevada JV Mines;

(iii)	entering into, amending, suspending or terminating any power arrangements for any of the Nevada JV Assets;

(iv)	selling excess power from any power generating facilities that are included in the Nevada JV Assets;

(v)	selecting banks and establishing accounts for the deposit of funds by the Nevada JV or any of its subsidiaries;

(vi)	initiating any non-ordinary course dispute resolution process (including arbitration proceedings) with a Governmental Authority or third party;

(vii)	the issuance of any press release;

(viii)	declaring an event of Force Majeure with respect to any project or mine;

(ix)

entering into a material contract or arrangement for the operation and maintenance of any component or all of the power generating facilities that are owned by Nevada JV or any of its subsidiaries and which provide power to one or more Nevada JV Mines or other projects;

(x)	the creation of any material Encumbrance by Nevada JV or any of its subsidiaries on the Nevada JV Assets securing indebtedness of Nevada JV or any of its subsidiaries;

(xi)	issuing any statements of mineral reserves or resources;

(xii)	entering into any contract or commitment which has a payment obligation in excess of $25 million in any Calendar Year;

(xiii)	entering into any sole source supply commitment with a value in excess of $25 million in any Calendar Year;

(xiv)

commencing or resolving any claim or dispute that is considered material to the affairs of Nevada JV and its subsidiaries, taken as a whole, or that otherwise involves a total amount in dispute in excess of $100 million; or

(xv)

appointment or removal of key leadership personnel at Nevada JV, other than the General Manager, including the Head of Human Resources, Head of Safety, Head of Sustainability, Head of Exploration, Head of Finance, or any equivalent role, and approval of, or material modification to, the remuneration of any of these roles.

(c)

Actions Requiring 100% Affirmative Vote. Approval by the Board of any of the following actions by Nevada JV or any of its subsidiaries shall require a 100% affirmative Vote of the Managers present at a meeting at which a quorum is present:

(i)	winding up, liquidation or dissolution of Nevada JV;

(ii)	reorganizing or restructuring or merger, amalgamation, consolidation or other combination involving Nevada JV;

(iii)

amending the Certificate of Formation (subject to provisions hereof requiring the Members to cause certain amendments to be made, which the Members with respect to Nevada JV shall, if so required, all vote in favor of) or the organizational documents of any subsidiaries of Nevada JV;

(iv)	changing the number of Managers of Nevada JV from that set forth in this Agreement or creating any committees of the Board of Nevada JV (other than advisory committees);

(v)

issuing, or entering into any agreement for the issuance of, any additional Membership Interests in Nevada JV, except to the Members in accordance with the provisions hereof, or any additional equity or voting interests in any subsidiary of Nevada JV to an entity that is not Nevada JV or a wholly-owned subsidiary of Nevada JV;

(vi)

changing the rights, privileges and preferences of the holders of Membership Interests or any equity or voting interests in any subsidiary of Nevada JV, or subdividing, consolidating or reorganizing any Membership Interests or any equity or voting interests in any subsidiary of Nevada JV;

(vii)

creating or holding any equity or voting interests in any subsidiary of Nevada JV that is not wholly owned (either directly or indirectly through one or more other subsidiaries of Nevada JV) by Nevada JV, or issuing, selling, transferring or otherwise disposing of any equity or voting interests (or rights or instruments exercisable for or convertible into voting or equity interests) in any direct or indirect subsidiary of Nevada JV to an entity that is not Nevada JV or a wholly-owned subsidiary of Nevada JV, regardless of the form of such transaction, including any reorganization, restructuring, merger, amalgamation, consolidation or other combination;

(viii)	redeeming, purchasing for canceling or otherwise retiring or paying off any outstanding Membership Interests;

(ix)

transferring by way of continuation, re-domestication or transfer of Nevada JV or any of its subsidiaries to another jurisdiction or the incorporation or reincorporation of Nevada JV or any of its subsidiaries under any other jurisdiction other than its current jurisdiction of organization;

(x)	approving any Project Financing by Nevada JV or any of its subsidiaries;

(xi)	removing or replacing the Auditor for Nevada JV or any of its subsidiaries;

(xii)	accepting any proposal for compensation to Nevada JV or any of its subsidiaries in respect of expropriation by any Governmental Authority;

(xiii)	engaging in any activity not reasonably ancillary to the business of Exploration, Development and Mining;

(xiv)

engaging in any exploration, Development or Mining outside the Area of Interest including, for certainty, any acquisition made in furtherance thereof; provided for certainty that (a) the foregoing shall not limit any other business activity undertaken by Nevada JV or any of its subsidiaries in Nevada outside the Area of Interest that is reasonably ancillary to Exploration, Development or Mining by Nevada JV or its subsidiaries within the Area of Interest, and (b) subject to any other provision of this Section 3.3(c), each Manager will exercise its vote under this Section 3.3(c)(xiv) in favor of the following: (I) in the case of Development or Mining in Nevada but outside the Area of Interest, any Development or Mining that would reasonably be expected to have a significant economic benefit to the Nevada JV Business, having regard to any relevant factors at the time, including the availability of Nevada JV’s lands, infrastructure, facilities and personnel and other factors, including the proximity to Nevada JV’s operations within the Area of Interest, and (II) in the case of exploration in Nevada but outside of the Area of Interest, exploration to be conducted on property, the Development or Mining of which reasonably could be expected to meet the requirements of clause (b)(I) of this Section 3.3(c)(xiv) if the exploration program proves to be successful. For greater certainty, nothing herein shall in any manner affect the entitlement of a Member to acquire property or otherwise pursue and/or implement exploration, Mining or Development opportunities outside of the Area of Interest, and this Section 3.3(c)(xiv) and the other provisions of this Section 3.3(c) are separate and independent, and must be given independent effect;

(xv)	implementation by Nevada JV or any of its subsidiaries of any hedging practices with respect to the sale of Products;

(xvi)	entering into arrangements providing for the delivery and sale of Products other than as described in Section 5.2;

(xvii)	a determination by Nevada JV that any required Member Contributions set out in a Monthly Funding Statement or Special Funding Statement will be made as Member Loans;

(xviii)	a determination by Nevada JV not to distribute Cash Available for Distribution to the Members as prescribed in Section 8.1(b);

(xix)	entering into, or any material modification of, a Related Party Contract, or series of related Related Party Contracts, with a value in excess of $10 million;

(xx)	a change in the fiscal year of Nevada JV or any of its subsidiaries;

(xxi)	any reduction to the standards contained in the Policies as contemplated in Section 4.2(p);

(xxii)

any disposition of assets including the granting of royalties (other than sales of production or other dispositions in the ordinary course), in one or a series of related transactions, with a value exceeding $500 million;

(xxiii)	any asset purchase or investment, in one or a series of related transactions, with a value or cost or in an amount that exceeds $500 million;

(xxiv)	incurrence of any long-term liabilities (as defined for Generally Accepted Accounting Principles) out of the ordinary course of business;

(xxv)	initiating any bankruptcy, insolvency proceeding, liquidation, reorganization, moratorium or similar event with respect to or affecting Nevada JV or any of its subsidiaries;

(xxvi)	abandonment or forfeiture of any material Nevada JV Asset (or group of related Nevada JV Assets);

(xxvii)

beginning with the first General Manager that is appointed after the General Manager serving in that capacity as of the Restatement Date: removing the General Manager, appointing a replacement General Manager, or approving or materially modifying the remuneration of the General Manager; or

(xxviii)	permanent cessation of Operations or suspension of Operations for more than 90 days other than due to Force Majeure.

(d)	Deadlock. In the event of any deadlock in respect of the Approval of any of the matters set out in Section 3.3(c), such matter shall be resolved as follows:

(i)	representatives of Barrick Member and Newmont Member will negotiate in good faith to resolve the deadlock; and

(ii)

if the deadlock is not resolved within 30 days of the commencement of negotiations in clause (i), the matter shall be submitted to the respective Presidents and Chief Executive Officers (or other comparable title) of the Parents, who shall form a committee (the “Dispute Committee”). The Dispute Committee will attempt in good faith to resolve such matter within 21 days of it being referred to them. If the Dispute Committee is able to resolve such matter, then, notwithstanding Section 3.3(c), Nevada JV shall be authorized to take such action, and the Members shall be authorized to cause Nevada JV to take such action, as may be necessary to implement the resolution mutually agreed by the Dispute Committee. If the Dispute Committee is unable to resolve such matter during such 21-day period, then the status quo shall remain in effect and no action will be taken with respect to such matter unless and until it receives the requisite approval.

(e)	Approved Engineering Firm Deadlock. In the event of any deadlock in respect of selecting an Approved Engineering Firm to carry out a Feasibility Study in respect of a Material Capital Project or Excluded Development/Exploration Property, such matter shall be resolved as follows:

(i)

at the written request of the Party wishing to complete a Feasibility Study, each of Barrick Member and Newmont Member will within five Business Days of such written request propose up to two qualified internationally recognized engineering firms to complete the Feasibility Study;

(ii)	if any one or more engineering firms has been proposed by both of Barrick Member and Newmont Member, then any such common firm shall be deemed to be an Approved Engineering Firm;

(iii)

if there is no common engineering firm that has been proposed by both Barrick Member and Newmont Member, then representatives of Barrick Member and Newmont Member will negotiate in good faith to select a qualified internationally recognized engineering firm to complete the Feasibility Study (which firm may be one of the firms previously proposed or not); and

(iv)

if the deadlock is not resolved within 30 days of the commencement of negotiations in clause (iii), the matter shall be submitted to the Dispute Committee. The Dispute Committee will attempt in good faith to resolve such matter within 21 days of it being referred to them. If the Dispute Committee is able to resolve such matter, then, the engineering firm agreed by the Dispute Committee shall be deemed to be an Approved Engineering Firm. If the Dispute Committee is unable to resolve such matter within such 21-day period, the Party wishing to complete a Feasibility Study shall be entitled to select the engineering firm of its choice, acting reasonably and taking into consideration any concerns expressed during the deadlock process, from among the firms proposed in clause (i) above.

3.4	Membership Interest Transfers; Restrictions

(a)

Restrictions. Save as otherwise expressly provided in this Agreement, no Member shall, during the term of this Agreement, Transfer any of the Membership Interests now owned or hereafter acquired by it, except in compliance with the provisions of the Certificate of Formation, the Act and this Agreement. Nevada JV will not cause or permit the Transfer of any Membership Interests to be made on its register or other books unless the Transfer is permitted or required by the provisions hereof, and will not issue any Membership Interests or other equity interests whether by original issue, in connection with the sale of any outstanding equity interests of Nevada JV or in connection with any Transfer, except in accordance with the terms hereof. All Transfers of Membership Interests shall be subject to the limitations of free transferability set forth in Article 16. A notice reflecting the substance of such restrictions shall be entered in the Schedule of Members.

(b)

Certificates. Membership Interests shall not be certificated unless otherwise determined by the Board. If the Board determines that one or more Membership Interests shall be certificated, each such certificate shall be signed by or in the name of Nevada JV, by any Manager or any officer designated by the Board, representing such Membership Interests and shall bear a legend noting that the Membership Interests are subject to this Agreement and, among other things, limitations on the right of the owner to transfer, pledge or otherwise dispose of its Membership Interest.

3.5	Fiscal Year

The fiscal year for Nevada JV and its subsidiaries shall be the Calendar Year.

3.6	Agreement to Take Company Actions; Subsidiary Governance

(a)

Member Actions. Subject to applicable Legal Requirements, the Members shall themselves do and pass, and/or cause Nevada JV and its subsidiaries at all times thereafter to do and pass, or cause to be done and passed in a timely manner without undue delay, all such acts, meetings, resolutions and company actions including amendment of the Certificate of Formation or other organizational documents, and from time to time execute and deliver or cause to be executed and delivered such documents, instruments and agreements as may be required under applicable Legal Requirements or as may be necessary or advisable in the reasonable opinion of any Member, to give effect to and to be responsive to and consistent with the terms and provisions of this Agreement, and to resolutions Approved by Nevada JV and its subsidiaries so that the Members and Nevada JV and its subsidiaries will become subject to all of the obligations and liabilities expressed to be imposed upon them respectively hereunder and the intentions of the Members expressed hereunder can be implemented. The Members agree to attend duly called meetings and vote their Membership Interests and otherwise to act in every manner permitted under applicable Legal Requirements, to cause Nevada JV and its subsidiaries to act in the manner provided for herein and in the manner set forth in duly Approved resolutions of the Board and to give effect to the provisions of this Agreement and its purpose and intent, and to the extent necessary and permitted by Legal Requirements, to cause the Certificate of Formation or other organizational documents to be adapted and/or amended or supplemented, if necessary, to permit the provisions hereof to be implemented in accordance with the terms of this Agreement. The Members shall, subject to applicable Legal Requirements, vote their Membership Interests consistent with actions taken or advice given by the Board in accordance with the provisions of this Agreement or any provision of this Agreement when any matter is presented for a vote of the Members, and the Members shall cause their nominee Managers to support and implement all proposals brought before them consistent with actions taken or advice given by the Board or any provision of this Agreement. The Members, so long as any of their nominees are Managers, agree to cause their nominees to attend duly called meetings and, to the extent that they are permitted by applicable Legal Requirements to do so, to cause their nominees to act and vote as Managers respectively so that the purpose and intent of this Agreement (including the implementation of the Board’s advice) shall be carried out, and they shall remove any such nominee who shall consistently fail in this respect.

(b)

Subsidiary Governance. If a subsidiary of Nevada JV is a limited liability company, it is the intent of the Members that such limited liability company be member-managed so that the Board can direct the business and affairs of, and make decisions for, such subsidiary. If a subsidiary of Nevada JV is a partnership, it is the intent of the Members that such partnership be managed so that Nevada JV, acting through the Board, can direct the business and affairs of, and make decisions for, such subsidiary either (i) as general partner of such partnership or (ii) through another subsidiary that shall serve as general partner of such partnership. If a subsidiary of Nevada JV is a corporation, manager-managed limited liability company or other type of Entity, Nevada JV shall take such actions as are necessary to ensure that the governance of each such subsidiary shall parallel the governance structure of the Board set forth in this Agreement.

3.7	Technical Committee

(a)

Organization and Function of Technical Committee. In order to facilitate coordination and communication among the Members and the Operating Member in respect of the progress and execution of Programs and Budgets, to allow both Members to bring their (and their Affiliates’) expertise in technical operating capability, exploration, sustainability and external relations to Nevada JV and to provide guidance to the Board, the Members shall form an advisory committee (the “Technical Committee”). The Technical Committee shall be composed of six individuals, three appointed by each Member. Each member shall be referred to as a “Technical Representative”. The Technical Representatives appointed by Barrick Member shall be referred to as the “Barrick Technical Representatives” and the Technical Representatives appointed by Newmont Member shall be referred to as the “Newmont Technical Representatives”. Barrick Member may appoint or remove a Barrick Technical Representative by written notice to the Newmont Technical Representatives and Newmont Member may appoint or remove a Newmont Technical Representative by written notice to the Barrick Technical Representatives. Each of the Technical Representatives may be represented by an alternate designated by such Technical Representative at any meeting of the Technical Committee. Any alternate so acting shall be deemed to be a Technical Representative. Each Member shall also be entitled to designate from time to time, one or more observers to attend meetings of the Technical Committee, provided that the number of observers designated by a Member to attend any meeting shall not exceed three without the prior approval of the other Member, which the other Member shall not unreasonably withhold. A Member that wishes to designate any such observers shall (i) provide Nevada JV and the other Member with reasonable prior written notice of the names and positions held by such observers in advance of any meeting to be attended by such observers, and (ii) be solely responsible for distributing to such observers any materials provided to such Member’s Technical Representatives. The role of the Technical Committee shall be advisory to the Board on all matters related to Operations, including technical and financial matters, strategic decisions, and exploration, project sequencing and life of mine plans. The Technical Committee will have no authority over the conduct of Operations, which shall be governed by this Agreement and the applicable Program and Budget. The recommendations and advice of the Technical Committee are subject in all instances to the determinations of the Board, the provisions of this Agreement and the provisions of a Program and Budget Approved by the Board. The Technical Representatives shall not receive any compensation from Nevada JV or its subsidiaries for service on the Technical Committee.

(b)

Meetings of the Technical Committee. The Technical Committee shall hold regular meetings at least quarterly and otherwise on 15 days’ notice delivered to the Technical Representatives by the Operating Member, and such meetings shall be held on a rotating basis at the offices of Barrick in Elko, Nevada and of Newmont in Denver, Colorado, or at other mutually agreed places. At each meeting of the Technical Committee, the Operating Member shall report to the Technical Representatives on matters relevant to the execution of Approved Programs and Budgets in such form and with such detail as is requested by the Technical Committee.

(c)

Technical Committee Reports. The Operating Member shall provide each Technical Representative with copies of all reports provided by the Operating Member to the Board pursuant to Sections 4.3 and 4.5(a), and shall provide each Technical Representative with access to any other technical, resource, mineral, exploration, sustainability, life of mine or Operations information reasonably requested by such Technical Representative (including, without limitation, any portion of the technical records maintained pursuant to Section 4.6(c)).

3.8	Finance Committee

(a)

Organization and Function of Finance Committee. In order to facilitate coordination and communication among the Members and the Operating Member in respect of financial, tax, accounting, compliance and regulatory matters (including, financial and tax reporting, tax elections to be filed by Nevada JV or its subsidiaries or the Members in respect of Nevada JV and hedging practices to be implemented by Nevada JV or its subsidiaries), to allow both Members to bring their (and their Affiliates’) expertise in financial and tax matters to Nevada JV and to provide guidance to the Board, the Members shall form an advisory committee (the “Finance Committee”). The Finance Committee shall be composed of six individuals, three appointed by each Member. Each member shall be referred to as a “Finance Representative”. The Finance Representatives appointed by Barrick Member shall be referred to as the “Barrick Finance Representatives” and the Finance Representatives appointed by Newmont Member shall be referred to as the “Newmont Finance Representatives”. Barrick Member may appoint or remove a Barrick Finance Representative by written notice to the Newmont Finance Representatives and Newmont Member may appoint or remove a Newmont

Finance Representative by written notice to the Barrick Finance Representatives. Each of the Finance Representatives may be represented by an alternate designated by such Finance Representative at any meeting of the Finance Committee. Any alternate so acting shall be deemed to be a Finance Representative. Each Member shall also be entitled to designate from time to time one or more observers to attend meetings of the Finance Committee, provided that the number of observers designated by a Member to attend any meeting shall not exceed three without the prior approval of the other Member, which the other Member shall not unreasonably withhold. A Member that wishes to designate any such observers shall (i) provide Nevada JV and the other Member with reasonable prior written notice of the names and positions held by such observers in advance of any meeting to be attended by such observers, and (ii) be solely responsible for distributing to such observers any materials provided to such Member’s Finance Representatives. The role of the Finance Committee shall be advisory to the Board on all matters related to financial and tax matters. The Finance Committee will have no authority over making any final decision on financial or tax reporting, which shall be governed by this Agreement. The recommendations and advice of the Finance Committee are subject in all instances to the determinations of the Board and the provisions of this Agreement. The Finance Representatives shall not receive any compensation from Nevada JV or its subsidiaries for service on the Finance Committee.

(b)

Meetings of the Finance Committee. The Finance Committee shall hold regular meetings at least quarterly and otherwise on 15 days’ notice delivered to the Finance Representatives by the Operating Member, and such meetings shall be held on a rotating basis at the offices of Barrick in Elko, Nevada and of Newmont in Denver, Colorado, or at other mutually agreed places. At each meeting of the Finance Committee, the Operating Member shall report to the Finance Representatives on matters relevant to financial and tax matters in such form and with such detail as is requested by the Finance Committee.

(c)

Financial Committee Reports. The Operating Member shall provide each Finance Representative with access to any financial, tax, accounting, compliance (including with respect to whistleblowing and compliance hotline requirements) or regulatory information reasonably requested by such Finance Representative (including, without limitation, any portion of the financial accounts maintained pursuant to Section 4.6(a), the reports described in Section 4.7 and the results of any internal audits).

3.9	Other Committees

The Board may also establish from time to time such other advisory committees as the Board determines to be necessary or desirable to facilitate the Operations and will establish an exploration committee with functions and governance procedures similar to those adopted in respect of the Finance Committee and the Technical Committee pursuant to Sections 3.7 and 3.8. All such committees shall include an equal number of representatives of each Member, shall be advisory only and shall not have any independent decision-making authority. Each Member shall also be entitled to designate from time to time one or more observers to attend meetings of such committees, provided that the number of observers designated by a Member to attend any meeting shall not exceed three without the prior approval of the other Member, which the other Member shall not unreasonably withhold. A Member that wishes to designate any such observers shall (i) provide Nevada JV and the other Member with reasonable prior written notice of the names and positions held by such observers in advance of any meeting to be attended by such observers, and (ii) be solely responsible for distributing to such observers any materials provided to such Member’s representatives on such committee. The Board will determine (i) the scope and authority of each such committee, (ii) the procedures for convening committee meetings and (iii) the duration of any such committee (other than the Technical Committee, the Finance Committee and the exploration committee, which shall be standing committees). For certainty, any materials provided by the Operating Member or Nevada JV to a Member’s representatives on any committee (including the Technical Committee and the Finance Committee), or by a Member or its representatives to any designated observers, shall be subject to the confidentiality provisions in Article 15.

3.10	Excluded Property Development Committee

(a)

Organization and Function of Excluded Property Development Committee. In order to facilitate coordination and communication among the Members in respect of the progress and execution of Excluded Development/Exploration Properties, to provide visibility and assess impact on the use of Nevada JV Assets of the Excluded Development/Exploration Properties as contemplated by Section 4.9, and to provide guidance to the Board, the Members shall form an advisory committee (the “Excluded Property Development Committee”). The Excluded Property Development Committee shall be composed of six individuals, three appointed by each Member. Each member shall be referred to as a “Development Representative”. The Development Representatives appointed by Barrick Member shall be referred to as the “Barrick Development Representatives” and the Development Representatives appointed by Newmont Member shall be referred to as the “Newmont Development Representatives.” Barrick Member may appoint or remove a Barrick Development Representative by written notice to the Newmont Development Representatives and Newmont Member may appoint or remove a Newmont Development Representative by written notice to the Barrick Development Representatives. Each of the Development Representatives may be represented by an alternate designated by such Development Representative at any meeting of the Excluded Property Development Committee. Any alternate so acting shall be deemed to be a Development Representative. Each Member shall also be entitled to designate from time to time, one or more observers to attend meetings of the Excluded Property Development Committee, provided that the number of observers designated by a Member to attend any meeting shall not exceed three without the prior approval of the other Member, which the other Member shall not unreasonably withhold. A Member that wishes to designate any such observers shall (i) provide the other Member with reasonable prior written notice of the names and positions held by such observers in advance of any meeting to be attended by such observers, and (ii) be solely responsible for distributing to such observers any materials provided to such Member’s Development Representatives. The role of the Excluded Property Development Committee shall be advisory to the Board on all technical matters related to the Excluded Development/Exploration Properties prior to contribution, including exploration, technical and cost inputs, development activities, permitting, schedules and execution. The Excluded Property Development Committee will have no authority over the conduct of Nevada JV Operations, which shall be governed by this Agreement and the applicable Program and Budget. The recommendations and advice of the Excluded Property Development Committee are subject in all instances to the determinations of the Board and the provisions of this Agreement. The Development Representatives shall not receive any compensation from Nevada JV or its subsidiaries for service on the Excluded Property Development Committee.

(b)

Meetings of the Excluded Property Development Committee. The Excluded Property Development Committee shall hold regular meetings at a cadence consistent with the pace of activity relating to the applicable Excluded Development/Exploration Properties, with quarterly meetings recommended during active development phases, and otherwise upon 15 days’ prior notice delivered to the Development Representatives by either Member. Such meetings shall be held on a rotating basis at the offices of Barrick in Elko, Nevada and of Newmont in Denver, Colorado, or at other mutually agreed places. At each meeting of the Excluded Property Development Committee, each Member shall report to the Development Representatives on matters relevant to the development and study of any Excluded Development/Exploration Property owned by such Member, including: (i) the progress and schedule of exploration and study activities; (ii) any proposed access and use of Nevada JV Assets, including data, infrastructure, land, permits, facilities, water, power, personnel or management, to develop the Excluded Development/Exploration Properties; and (iii) any other notices, reports or other information required to be delivered pursuant to Section 4.9. The Operating Member shall monitor and report to the Excluded Property Development Committee the actual use of any Nevada JV Assets to develop the Excluded Properties and the impact on the Nevada JV, including without limitation the details of any Nevada JV mine plan changes and the titles of personnel and percentage of time allocated for such development.

(c)

Excluded Property Development Committee Reports. Each Member shall provide each Development Representative with access to any other technical, resource, mineral, exploration, sustainability, study, financial or Operations information reasonably requested by such Development Representative and relevant to the role of the Excluded Property Development Committee.

3.11	Members; Capitalization

(a)

List of Members. Nevada JV shall maintain a schedule setting forth: (i) the name and address of each Member; (ii) the aggregate Proportionate Interest of each Member; (iii) the aggregate amount of Member Contributions that have been made by each Member with respect to its Membership Interest (including, if applicable, a description and the amount of any liability assumed by Nevada JV or to which contributed property is subject) and (iv) the aggregate amount of Member Loans owing to each Member (such schedule, the “Schedule of Members”). Upon any change in the Proportionate Interest of any Member (whether upon the making of a Member Contribution, a Transfer, a redemption of any Membership Interest in whole or in part, a repayment of a Member Loan, dilution or otherwise), Nevada JV shall amend and update the Schedule of Members. The Schedule of Members shall be the definitive record of ownership of each Member of Nevada JV and all relevant information with respect to each Member (unless the Schedule of Members (i) contains a mathematical or factual error or (ii) calculated ownership in any manner other than as set out in this Agreement). Any reference in this Agreement to the Schedule of Members shall be deemed a reference to the Schedule of Members as amended and as in effect from time to time.

(b)

Powers. The Members shall have the power to exercise any and all rights or powers granted to the Members pursuant to the express terms of this Agreement. The approval or consent of the Members shall not be required in order to authorize the taking of any action by Nevada JV and the Members shall have no right to reject, overturn, override, veto or otherwise approve or pass judgment upon any action taken by the Board or an authorized officer of Nevada JV, unless and then only to the extent that, (i) this Agreement shall expressly provide therefor, (ii) such approval or consent shall be required by non-waivable provisions of the Act or (iii) the Board shall determine in accordance with this Agreement that obtaining such approval or consent would be appropriate or desirable. Except as set forth in Article 4, the Members, in their capacity as such, shall have no power to bind Nevada JV. Except as may otherwise be provided by the Act or this Agreement, the affirmative vote of the Members holding collectively a Proportionate Interest greater than 50% shall be required for action by the Members.

(c)

Withdrawal and Resignation. No Member shall have the power or right to withdraw or otherwise resign as a Member from Nevada JV prior to the dissolution and winding up of Nevada JV. Upon a Transfer or redemption of all of a Member’s Membership Interest in a Transfer permitted by this Agreement, such Member shall cease to be a Member.

3.12	Exculpation and Indemnification

(a)

Exculpation. Notwithstanding any other provisions of this Agreement, whether express or implied, or obligation or duty at law or in equity, none of (i) the Operating Member, in its capacity as such, (ii) the Members or any officers, directors, unitholders, partners, members, employees, representatives or agents of any of the foregoing, (iii) the Managers or officers of Nevada JV or (iv) the directors, managers or officers of any subsidiary of Nevada JV (including the General Manager) (the Persons identified in clauses (i), (ii), (iii) and (iv), collectively, the “Covered Persons”) nor any former Covered Person shall be liable to Nevada JV or any of its subsidiaries or any other Person for any act or omission (in relation to Nevada JV, its subsidiaries, this Agreement, any related document or any transaction or investment contemplated hereby or thereby) taken or omitted in good faith by a Covered Person and in the reasonable belief that such act or omission is in or is not contrary to the best interests of Nevada JV and its subsidiaries and is within the scope of authority granted to such Covered Person by this Agreement; provided that a court of competent jurisdiction shall not have finally determined that such act or omission constitutes fraud, willful misconduct, bad faith or gross negligence; provided further that this provision shall not eliminate or limit the liability of a Covered Person (i) for any taxes, interest or penalties assessed directly against Nevada JV or any of its subsidiaries and attributable to the Covered Person (determined in accordance with Section 4.2(g) of Schedule J), or (ii) for any liability arising out of a breach of a representation or warranty or covenant contained in this Agreement or the Implementation Agreement.

(b)

Indemnification. To the fullest extent permitted by law, Nevada JV shall indemnify, defend and hold harmless each Covered Person and each former Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative (“Claims”), in which a Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of Nevada JV or any of its subsidiaries or which relates to or arises out of Nevada JV or any of its subsidiaries or its or their properties, businesses or affairs. A Covered Person or former Covered Person shall not be entitled to indemnification under this Section 3.12(b) with respect to (i) any Claim with respect to which a court of competent jurisdiction has finally determined that such Covered Person has engaged in fraud, willful misconduct, bad faith or gross negligence, (ii) any Claim initiated by such Covered Person unless such Claim (or part thereof) (a) was brought to enforce such Covered Person’s rights to indemnification hereunder or (b) was authorized or consented to by the Board, (iii) any taxes, interest or penalties assessed directly against Nevada JV or any of its subsidiaries and attributable to the Covered Person (as determined in accordance with Section 4.2(g) of Schedule J) or (iv) any liability arising out of a breach of a representation or warranty or covenant contained in this Agreement or the Implementation Agreement. Expenses incurred by a Covered Person in defending any Claim shall be paid by Nevada JV in advance of the final disposition of such Claim upon receipt by Nevada JV of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be ultimately determined that such Covered Person is not entitled to be indemnified by Nevada JV as authorized by this Section 3.12(b).

(c)

Effect of Modification. Any repeal or modification of this Section 3.12 shall not adversely affect any rights of such Covered Person pursuant to this Section 3.12, including the right to indemnification and to the advancement of expenses of a Covered Person existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

(d)	Indemnitor of First Resort. Nevada JV hereby acknowledges that certain Covered Persons (the “Specified Covered Persons”) may have rights to indemnification and advancement of expenses provided by a Member or its Affiliates (directly or by insurance retained by such entity) (collectively, the “Member Indemnitors”). Nevada JV hereby agrees and acknowledges that (i) it is the indemnitor of first resort with respect to the Specified Covered Persons in respect of matters subject to indemnification under Section 3.12(b), (ii) it shall be required to advance the full amount of expenses incurred by the Specified Covered Persons, as required by the terms of this Agreement (or any other agreement between Nevada JV and the Specified Covered Persons), without regard to any rights the Specified Covered Persons may have against the Member Indemnitors and (iii) it irrevocably waives, relinquishes and releases the Member Indemnitors from any and all claims against the Member Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. Nevada JV further agrees that no advancement or payment by the Member Indemnitors on behalf of Nevada JV with respect to any Claim for which the Specified Covered Persons have sought indemnification from Nevada JV shall affect the foregoing, and the Member Indemnitors shall have a right of contribution and be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Specified Covered Persons against Nevada JV.

(e)

Non-Exclusivity of Rights. The rights conferred on any Covered Person by this Section 3.12 shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of this Agreement, agreement, vote of Members or disinterested Managers or otherwise.

ARTICLE 4

MANAGEMENT OF OPERATIONS

4.1	Designation of Operating Member

(a)

Designation of Barrick Member. Subject to the terms and conditions of this Agreement, Barrick Member agrees to serve as the initial Operating Member with overall management responsibility for Operations of Nevada JV and its subsidiaries. The Operating Member shall be subject to supervision and direction by the Board but shall carry out Operations directly for and shall be compensated by Nevada JV in accordance with the provisions of this Agreement (including the Accounting Procedures).

(b)

Management Fee. In addition to payments made to the Operating Member pursuant to the Accounting Procedures, the Operating Member shall be paid by Nevada JV an annual management fee of $25 million. The management fee shall be paid in monthly installments on the 15th day of each month.

(c)

Affiliates. The Operating Member may utilize the services of a direct or indirect Affiliate of the Operating Member to act as the Operating Member in the Operating Member’s stead, and such Affiliate may perform all or any of the Operating Member’s obligations as Operating Member. An Affiliate of the Operating Member designated as Operating Member by the Operating Member may exercise all the rights that the Operating Member has in its capacity as the Operating Member under this Agreement. The Operating Member shall cause its Affiliate that is acting as Operating Member to comply with all obligations hereunder applicable to the Operating Member and shall remain liable in respect of any failure of such Affiliate so to comply.

4.2	Rights and Obligations of the Operating Member

Subject to the terms and conditions of this Agreement, including Sections 3.3(b) and 3.3(c), and to applicable Legal Requirements, the Operating Member shall have the following specific powers and duties:

(a)	General.

(i)

The Operating Member shall manage, direct and control Operations (including any Exploration) and shall carry out and cause the employees of Nevada JV and its subsidiaries as well as employees of the Operating Member and its Affiliates to carry out the decisions of the Board, including Approved Programs and Budgets, and to carry out other activities provided for in this Agreement, and the Operating Member shall conduct, or cause to be conducted, all such Operations in a good, workmanlike and efficient manner, using the skill and judgment and exercising such degree of care and skill as would reasonably be exercised by an experienced mining company operating projects or conducting mining operations of the nature and scope of the Nevada JV Mines and Operations related thereto, all in material compliance with sound mining practices, consistent with the standards of the industry and in accordance with all terms and provisions of applicable Legal Requirements, Governmental Authorizations, contracts, all other agreements pertaining to the Nevada JV Assets and the conduct of Operations and plans and policies of Nevada JV contemplated in Section 4.2(p). Notwithstanding the foregoing sentence, neither the Operating Member nor any Affiliate of the Operating Member that carries out activities in its capacity as Operating Member or as an Affiliate designated by the Operating Member to carry out such activities shall be liable to Nevada JV, its subsidiaries or the Members for, and shall not be denied its right to recover its costs and expenses in respect of, any act or omission resulting in damage, claims or loss, except to the extent caused by the gross negligence or willful misconduct of the Operating Member or any such Affiliate. Subject to Section 18.14, the Operating Member shall be liable for acts or omissions resulting in damage, claims or loss to the extent caused by the Operating Member’s gross negligence or willful misconduct.

(ii)

Except as otherwise provided herein, the Operating Member and any Affiliate of the Operating Member acting in the Operating Member’s stead shall have the right to recover from Nevada JV, and Nevada JV shall reimburse the Operating Member and such Affiliate, in accordance with the Accounting Procedures, for all costs and expenses properly incurred by it in accordance with the provisions of this Agreement and any losses and damages it suffers from its activities as Operating Member for the conduct of Operations hereunder, except to the extent caused by or attributable to the Operating Member’s gross negligence or willful misconduct.

(iii)	The Operating Member’s authority shall be limited to that authority which is conferred on it by this Agreement.

(iv)

The Operating Member shall not be in default of its duties under Section 4.2(a)(i) or any other provision of this Agreement if its failure to perform is caused by any act or omission of a Member or Nevada JV conducted independently and not at the behest of the Operating Member, including the failure of any Member or Nevada JV (a) to perform acts required of it by this Agreement or (b) to provide necessary funds pursuant to this Agreement.

(b)	General Obligations.

(i)

Subject to applicable Legal Requirements and the provisions of this Agreement, the Operating Member shall arrange for Nevada JV to (a) make all payments required by the Nevada JV Licenses, Governmental Authorizations, contracts and other agreements, (b) pay all rentals, royalties, fees, taxes, assessments and like charges on Operations and the Nevada JV Assets and take other actions required to keep property interests of Nevada JV and its subsidiaries in good standing, (c) make all corporate filings and take other steps required to maintain Nevada JV in good standing, (d) pay dividends and distributions and Member Loan Payments to the Members as authorized pursuant to this Agreement and the Certificate of Formation, (e) receive Member Contributions from the Members, (f) establish bank accounts for funds with banks Approved by the Board, (g) maintain financial and cost accounting books and records on an accrual basis for financial reporting in accordance with Section 4.6(a), as applicable, (h) maintain corporate records and (i) do all other acts reasonably necessary to maintain the Nevada JV Assets, including the payment by Nevada JV of all taxes and Maintenance Costs required to be paid or incurred with respect to the Nevada JV Business. To the extent reasonably possible, the Operating Member shall cause the Nevada JV Assets to be acquired and held by Nevada JV and its subsidiaries. All of the Nevada JV Assets shall be assets of Nevada JV and its subsidiaries irrespective of whether the Operating Member or Nevada JV and its subsidiaries actually holds title.

(ii)	Nevada JV shall provide the necessary company approvals for the Operating Member to carry out the duties described in Section 4.2(b)(i).

(c)	Materials and Supplies. Subject to Section 3.3(b)(xiii), the Operating Member shall purchase or otherwise acquire for, or arrange for the acquisition directly by, Nevada

JV and its subsidiaries all materials, supplies, equipment, vehicles, fuel and tools, and water, utility and transportation services required for Operations.

(d)

Compliance With Legal and Policy Requirements. The Operating Member shall (i) secure for itself, if applicable, and for Nevada JV and its subsidiaries all necessary Governmental Authorizations and approvals for Operations, (ii) conduct Operations in material compliance with applicable Governmental Authorizations, other Legal Requirements, including those relating to safety requirements, working conditions, anti-corruption, workers’ compensation, employee benefits, Environmental Compliance and Policies and (iii) prepare and facilitate the filing of all reports or notices required for Operations. The Operating Member shall give notice promptly to the Board of any allegation of a significant violation of any Legal Requirement or Policies in respect of Operations.

(e)

Employees. Executive and other employees required for Operations may be employees of Nevada JV or any Affiliate as determined by the Operating Member. Except as otherwise provided herein, the Operating Member, acting through the General Manager, shall have the authority to (a) hire, transfer or discharge, or to cause the hiring, transfer or discharge of, employees assigned to Operations, (b) establish the terms of their employment and their wages, salaries and benefits, (c) direct them as to their obligations and duties and (d) supervise them in the performance of their jobs. The Operating Member shall have discretion in appointing employees of the Operating Member or its Affiliates or, with the consent of Newmont, employees of Newmont or its Affiliates, to fill or second, on a temporary or indefinite basis, supervisory positions in connection with Operations, and to the extent that any employees of Newmont or its Affiliates are seconded to the Nevada JV, Newmont shall be entitled to payments in accordance with the Accounting Procedures, mutatis mutandis. To the extent that any of the duties of the Operating Member set forth herein are carried out by employees of Nevada JV, such duties shall be carried out under the supervision of the Operating Member.

(f)

Litigation. The Operating Member shall provide assistance to Nevada JV and its subsidiaries in the conduct of arbitration and litigation and shall be reimbursed by Nevada JV for all reasonable costs and expenses incurred by it in the course of providing such assistance.

(g)

Disposition of Assets. Subject to Section 3.3(c)(xxii), Section 3.3(c)(xxvi), Section 4.12 and Section 4.13, the Operating Member may dispose of, and cause Nevada JV and its subsidiaries to dispose of, the Nevada JV Assets by abandonment, forfeiture, surrender or Transfer.

(h)

Acquisition of Assets. Subject to Section 3.3(c)(xiv) and Section 3.3(c)(xxiii), the Operating Member may, and cause Nevada JV and its subsidiaries to, acquire any assets or make any investments in the ordinary course of business.

(i)	Contracts.

(i)

Subject to Section 3.3(c)(xix), the Operating Member may utilize and enter into, or cause Nevada JV and its subsidiaries to enter into, contracts with competent consultants, technicians, agents, Affiliates and independent contractors as may be required in the performance of Operations in accordance with Approved Programs and Budgets and the provisions hereof. The Operating Member shall have sole discretion, subject to applicable Legal Requirements and to the provisions of applicable Approved Programs and Budgets to select, or to supervise the selection by Nevada JV and its subsidiaries of, such consultants, technicians, agents, Affiliates or independent contractors.

(ii)

Any contracts with third parties who are not arms-length with the Operating Member (including any Related Party Contracts) shall have terms and conditions no less favorable to Nevada JV than terms and conditions available from third parties who are at arms-length with the Operating Member. The Operating Member shall provide the Board with a summary of all such contracts entered into at the next regularly scheduled Board meeting.

(j)

Insurance. The Operating Member shall, at all times while conducting Operations hereunder, procure and maintain, at the cost of Nevada JV, insurance coverage in amounts and types determined by the Operating Member to protect itself, in its capacity as Operating Member hereunder, the Members, Nevada JV, its subsidiaries and their respective officers, directors, managers and employees against liability to third parties with respect to Operations.

(k)

No Encumbrances. The Operating Member shall use its best efforts to keep, and to cause Nevada JV and its subsidiaries to keep, the Nevada JV Assets free and clear of all Encumbrances, except (i) as otherwise Approved by the Board and (ii) for Permitted Encumbrances.

(l)

Tax and Other Reports. The Operating Member shall prepare and file (or cause to be prepared and filed) with Governmental Authorities all tax returns, elections, forms and other reports required by law to be filed by Nevada JV and its subsidiaries, including those required in relation to royalty payments, income and withholding taxes, value added taxes, customs duties and any other taxes, fees, levies or other government charges.

(m)

Accounts and Records. The Operating Member shall keep, or cause to be kept, full and accurate records and accounts of all transactions entered into by or on behalf of Nevada JV and its subsidiaries and of all Chargeable Costs made for the account of Nevada JV and its subsidiaries, and of all funds disbursed by the Operating Member or under its direction, in accordance with Section 4.6(a) and the Accounting Procedures.

(n)

Environmental Compliance. The Operating Member shall cause Operations to be conducted in accordance with all material requirements of the Nevada JV Licenses and other applicable Legal Requirements or contractual obligations and shall include in each proposed Budget sufficient funding to satisfy the financial assurance requirements of any applicable Legal Requirement or contractual obligation pertaining to Environmental Compliance.

(o)

General Manager; Officers. The Operating Member shall engage, or cause Nevada JV to engage, a General Manager who will be employed full time with overall supervisory responsibilities for Operations. The General Manager will be subject to the direction of the Operating Member in the performance of day-to-day duties in the course of the Operating Member’s performance of its services. Subject to Section 3.3(c)(xxvii), the Operating Member will negotiate the terms of employment of the General Manager and may release and replace, or cause Nevada JV to release and replace, any individual who is engaged to be the General Manager. The Operating Member shall discuss its intentions at a meeting of the Board, in advance of the hiring of or the release of any individual as the General Manager. The Board shall take such actions as are necessary to cause the General Manager or any other officer to have such authority to act on behalf of Nevada JV as may be determined by the Operating Member to be necessary. Such authorizations may include approvals of powers of attorney giving the General Manager and any other officer authority to act on behalf of Nevada JV. The Operating Member may, from time to time, nominate such other officers as may be necessary or advisable for the purposes of carrying out the Operations. The Operating Member shall engage, or cause Nevada JV to engage, a Safety Lead Officer or other technical officer mutually agreed by the Operating Member and Newmont who will be (i) a person designated by Newmont and (ii) employed full time with executive management-level responsibilities mutually agreed between the Operating Member and Newmont, which officer may not be removed by the Operating Member without cause.

(p)

Policies and Plans. The Operating Member shall abide by appropriate policies and plans governing occupational health, work place safety, sustainability and environmental protection, and such other policies and plans in respect of the conduct of Operations as are customary and consistent with industry standards (“Policies”). The Members acknowledge and agree that Nevada JV and its subsidiaries have adopted, and the Operating Member will abide by, the current Barrick Policies, a copy of which have been made available to each Member. The Members acknowledge and agree that the Barrick Policies currently incorporate (i) the International Cyanide Management Code, (ii) ISO 14001 (or equivalent), (iii) Sagebrush Conservation Program and Commitments, (iv) International Council on Mining and Metals Sustainable Development Principles and Assurance, (v) International Council on Mining and Metals Performance Expectations and Assurance, (vi) World Gold Council Responsible Gold Mining Principles and Assurance, (vii) World Gold Council Conflict Free Gold Standard and (viii) United Nations Guiding Principles on Business and Human Rights. Any amendment to such Policies which remove the standards set out in clauses (i), (ii) or (iii) or that reduce the standards applicable to the Operating Member as of the date of the Original Agreement, will require Board Approval pursuant to Section 3.3(c)(xxi).

(q)

Authorizations. Subject to decisions of the Board made pursuant to Section 3.3(a), the Operating Member shall, and shall have authority to, undertake all other activities reasonably necessary to fulfill the foregoing. The Members shall as necessary cause Nevada JV and its subsidiaries to provide one or more powers-of-attorney permitting the Operating Member to take actions authorized hereunder on behalf of and as agent for Nevada JV and its subsidiaries, and if necessary under applicable Legal Requirements, to one or more individual employees of the Operating Member or its Affiliates, to vest such individual(s) with authority to take action on behalf of Nevada JV and its subsidiaries.

4.3	Reports and Information

(a)

Reports. The Operating Member shall, subject to any modifying instructions Approved by the Board expanding or increasing such requirements, prepare, or cause Nevada JV to prepare, the following reports for the Board, delivered at the following times:

(i)

monthly reports by the 7th Business Day of each month, describing with respect to the preceding month the Operations performed by or under the direction of the Operating Member and the results of such Operations, including a detailed summary of all expenditures made during such calendar month and a comparison of such expenditures and all prior reported expenditures in reasonable detail to estimates set forth in the applicable Approved Program and Budget;

(ii)

within 4 Business Days after the end of each month, monthly reports describing with respect to the preceding month daily production statistics with a comparison of actual production to forecasted production during such month;

(iii)	within 5 Business Days after the end of each month, unaudited trial balances of Nevada JV for the preceding month;

(iv)

at least 10 days prior to the beginning of each month, a daily delivery schedule stating the forecasted amounts of Bullion (as defined in the Bullion Purchase Agreement) to be delivered by all refiners during that month, and (ii) as soon as reasonably practicable, a written notice of any material deviations from any such monthly forecast that are foreseen by the Operating Member, or that occur, regardless of whether foreseen;

(v)	by the 25th day following the end of each month, a summary of new geological, geophysical, geochemical and mineral reserve and mineral resource data acquired during the preceding month;

(vi)

copies of any preliminary economic assessment, pre-feasibility study, Feasibility Study, and mineral resources or mineral reserves reports (whether prepared by Nevada JV, the Operating Member or third parties) concerning Operations, including NI 43-101 reports, within 15 Business Days after the end of the month in which received;

(vii)

a detailed final report within 90 days after completion of each Approved Operating Program and Budget, which shall include comparisons between actual and budgeted expenditures and comparisons between the objectives and results of Programs;

(viii)

no later than October 15th of each Calendar Year, a draft report setting forth the Operating Member’s guidance for production and all-in sustaining costs, sustaining capital, development capital, costs applicable to sales, all-in sustaining costs and a reconciliation of costs applicable to sale to all-in sustaining costs for the current Calendar Year and the succeeding 7 Calendar Years, by site, prepared in accordance with Generally Accepted Accounting Principles;

(ix)

by January 15 of each Calendar Year, in draft form (not for public disclosure), and by January 22 of each Calendar Year, in final form, annual reports of mineral reserves and mineral resources, by deposit, sufficient to comply with securities laws and the applicable rules of any stock exchange to which either Member or any of its Affiliates is subject with respect to its reporting and disclosure obligations of mineral resources and mineral reserves, as well as any other technical information which may be reasonably requested by a Member to permit it to comply with the reporting and disclosure obligations of mineral reserves and mineral resources of the Member or any of its Affiliates, including the following on a site-basis:

(A)	tonnage, grade and ounces by confidence classification (Proven, Probable, Measured, Indicated and Inferred);

(B)	cut-off grades and metallurgical recovery for mineral reserves and mineral resources;

(C)	sources of change from previous year’s mineral reserves and mineral resources by confidence classification for:

(I)	Divestment / Acquisition;

(II)	Engineering Changes;

(III)	Depletion;

(IV)	Metal Price;

(V)	Drilling/Study Work;

(VI)	Conversion to Reserve (Resource only); and

(VII)	Reclassification from Reserve to Resource;

(D)	cash flow that supports mineral reserves (proven and probable only, using the commodity price estimates then-required by or acceptable to the applicable securities regulators); and

(E)	sensitivity analysis of the stated mineral reserves and mineral resources to changes in the reporting commodity prices.

(x)

within 40 calendar days of the end of each Calendar Year, audited annual financial statements of the Nevada JV, including the opinion of the Auditor on the financial statements and internal controls, prepared in accordance with Generally Accepted Accounting Principles and the Sarbanes-Oxley Act as referenced in Section 4.3(c);

(xi)	by the 25th day of each month, summaries of interests or rights in real property acquired or disposed of during the preceding month;

(xii)	copies of internal audit reports evaluating risks, processes or controls of Nevada JV, promptly following production thereof; and

(xiii)	copies of such other reports as have been prepared in respect of Operations as any Member may reasonably request from time to time.

(b)

Significant Information. The Operating Member shall inform the Board or cause the Board to be informed as soon as reasonably practicable of significant events that occur and significant new Technical Data that is obtained in the course of Operations.

(c)

Sarbanes-Oxley Act. Without limiting Section 4.3(a), the Operating Member shall implement such internal control over financial reporting, disclosure controls and procedures and such other systems and procedures as are required by applicable Legal Requirements (at the levels of Nevada JV and its Members).

(d)	Safety Reporting. Without limiting the generality of Section 4.3(b):

(i)

within 24 hours after any fatality or catastrophic event at any Nevada JV Mine or facility or otherwise occurring in Operations, the Operating Member shall provide to the Board and the members of the Technical Committee a report of such fatality or catastrophic event; and

(ii)

within 10 calendar days after the end of each month, the Operating Member shall provide to the Board and the members of the Technical Committee a Monthly Health and Safety Performance report for the previous month, including Total Reportable Injury Frequency Rate (TRIFR), Significant Events and Occupational Illnesses.

(e)

Securities or Other Regulatory Filings. If either Member or any Affiliate of either Member is required to make any securities or other regulatory filings in connection with the formation or on-going operation of the Nevada JV, each Member shall cooperate with the other to provide the information and support necessary to comply with such securities or other regulatory filing, including providing current or historical operating or financial information related to the Newmont Contributed Assets or Barrick Contributed Assets required to prepare such filings. In the event such information is required to be separately audited by a registered public accounting firm, each Member shall cooperate with the other Member or the other Member’s Affiliates to provide access and reasonable support in completing any required audit. The costs associated with any required securities or other regulatory filing or related audit procedures shall be the responsibility of the Member that has, or whose Affiliate has, such filing requirement.

(f)

Annual Review of Mineral Reserves and Mineral Resources. At the option of the Operating Member, either (i) on or before November 15 of each Calendar Year, the Members shall meet to review the status of Nevada JV’s mineral reserves and mineral resources, or (ii) during the fourth quarter of each calendar year, the Operating Member shall provide to the Members, as and when such information becomes available, updates with respect to mineral reserves and mineral resources.

4.4	Performance by Operating Member as to Approved Programs and Budgets

(a)

Conformance with Approved Programs and Budgets. Except as otherwise provided herein or otherwise authorized by the Board, the Operating Member shall conduct, or cause Nevada JV and its subsidiaries to conduct, Operations, incur expenses and purchase assets for Nevada JV and its subsidiaries only in accordance with Approved Programs and Budgets.

(b)	Changes to Programs and Budgets.

(i)

Subject to Sections 3.3(b) and 3.3(c) as well as Sections 4.4(b)(ii) and 4.4(c), the Operating Member shall have authority to approve all changes and modifications to any Approved Program and Budget and all contracts awarded thereunder that are in the Operating Member’s good faith judgment reasonable and prudent under the circumstances and do not materially change the overall nature, scope or costs of Operations contemplated under such Approved Program and Budget.

(ii)

The Operating Member shall promptly inform the Board of each material change or modification to an Approved Program and Budget that Operating Member has made or approved that does not require Approval of the Board.

(c)	Overruns.

(i)

The Operating Member shall notify the Board in monthly reports provided pursuant to Section 4.5(a) of any reasonably anticipated overruns in excess of the aggregate expenditures authorized in an Approved Budget.

(ii)

Subject to Section 4.4(e), the Operating Member shall not permit the aggregate costs provided for in the Budget for an Approved Program and Budget, to increase by more than 10% in the absence of Force Majeure unless authorized by the Board or by a Supplemental Program and Budget Approved by the Board pursuant to Section 5.5(a).

(iii)

The Operating Member may, to the extent reasonably necessary and subject to Section 4.4(e), scale down, or cause Nevada JV to scale down, Operations being carried out under a Nevada JV Approved Program and Budget to avoid or minimize an unauthorized overrun pending action by the Board authorizing such overrun independently or in the context of a Supplemental Program and Budget Approved by the Board.

(iv)

Funds necessary to pay for permitted overruns with respect to an Approved Program and Budget shall be obtained to the extent reasonably possible from Cash Available to Nevada JV. Unless otherwise determined by the Board, the Members shall, pursuant to Section 5.6(b), provide funding required for any shortfall as Capital Contributions to Nevada JV in their respective Proportionate Interests in accordance with Monthly Funding Statements or Special Funding Statements provided by the Operating Member pursuant to Section 4.5(b)(ii).

(d)

Unauthorized Overruns. Any overruns incurred by the Operating Member in excess of expenditures authorized in an Approved Program and Budget other than as permitted under the provisions of this Agreement shall be for the sole account of the Operating Member.

(e)

Emergency and Unexpected Expenditures. Notwithstanding any other provisions hereof, in case of emergency the Operating Member may take, or cause or permit Nevada JV and its subsidiaries to take, any reasonable action the Operating Member deems necessary to protect life, limb or property, to protect the Nevada JV Assets and to comply with any Legal Requirement or any Governmental Authorization. The Operating Member may make, or cause or permit Nevada JV and its subsidiaries to make, appropriate expenditures for such emergencies. The Operating Member may also make, or permit Nevada JV and its subsidiaries to make, unexpected expenditures reasonably necessary for the protection and preservation of the Nevada JV Assets and compliance with any Legal Requirement, notwithstanding that such expenditures will cause a Budget overrun. The Operating Member shall provide notice to the Board as soon as possible after any emergency expenditure or unexpected expenditure that has been made or that must be made if sufficient time is available to provide such notice in advance. Operations performed by the Operating Member pursuant to this Section 4.4(e) shall be funded by Cash Available to Nevada JV and its subsidiaries to the extent reasonably possible. Unless otherwise determined by the Board, the Members shall, pursuant to Section 5.6(b), provide funding required for such expenditures to the extent that Cash Available to Nevada JV and its subsidiaries is insufficient to cover the same as Capital Contributions to Nevada JV in their respective Proportionate Interests in accordance with Monthly Funding Statements or Special Funding Statements provided by the Operating Member pursuant to Section 4.5(b)(ii).

4.5	Accounts and Settlements

(a)

Monthly Statement. Subject to any modifying instruction given by the Board requiring more frequent submissions, the Operating Member shall promptly submit to the Board monthly statements of account showing:

(i)	charges and credits to the accounts of Nevada JV and its subsidiaries, including charges and credits not provided for in an Approved Program and Budget;

(ii)

estimates of the amounts needed by Nevada JV and its subsidiaries for expenditures to be made during the succeeding calendar month pursuant to the applicable Approved Programs and Budgets and otherwise including amounts needed to cover the monthly general expenses of the Operating Member;

(iii)	the estimated portions of such amounts that will be funded by Nevada JV and its subsidiaries during such calendar month from general revenues, financing arrangements or prior Member Contributions; and

(iv)

the estimated portions of such amounts, if any, that will need to be funded by Member Contributions to Nevada JV during such calendar month pursuant to the applicable Approved Programs and Budgets or otherwise hereunder.

(b)	Funding.

(i)

The Operating Member shall submit to each Member before the last day of each month separate statements (the “Monthly Funding Statements”), showing, among other things, (a) any cash that is to be provided to Nevada JV as Member Contributions irrespective of immediate cash needs of Nevada JV and its subsidiaries pursuant to an approved Funding Plan in a lump sum payment or in installments pursuant to an approved Funding Plan, (b) any cash that is needed by Nevada JV and its subsidiaries in respect of each Approved Program and Budget and corresponding approved Funding Plan as Member Contributions to satisfy accounts payable for the past month for which there is insufficient Cash Available to Nevada JV, estimated cash requirements for the next month that are in excess of cash remaining available from prior Member Contributions or from other Cash Available to Nevada JV and its subsidiaries, and cash needed to maintain the Cash Reserve Amount, and (c) whether such amounts are anticipated to constitute Development Capital Expenditures (which, for clarity, shall also be expressed in Special Funding Statements). The Monthly Funding Statements shall show, if appropriate, adjustments for any excess or deficiency arising from any differences between estimated and actual costs.

If applicable, the Operating Member may show in such Monthly Funding Statements, or at any time include in separate statements provided to each Member (the “Special Funding Statements”), cash needed for expenditures that are not provided for in an Approved Program and Budget or Funding Plan but is nonetheless required by this Agreement to be provided by Member Contributions to Nevada JV. At the time of delivery of a Special Funding Statement to a Member, the Operating Member shall provide such Member with a copy of the corresponding Special Funding Statement delivered to the other Member. Required Member Contributions shown in Monthly Funding Statements or Special Funding Statements are referred to as “Cash Requirements”.

(ii)

Each Monthly Funding Statement and Special Funding Statement shall show the amounts to be contributed by each Member (based upon its Proportionate Interest) as Member Contributions needed to fund Cash Requirements, including a breakdown showing how such Member Contributions are to be made pursuant to the applicable approved Funding Plan, pursuant to separate determinations made by the Board. Subject to any applicable requirements of loan documents, any funds held by Nevada JV for the benefit of the Member to which the contribution request is directed shall be applied as a credit to such amounts. Each Member shall make the Member Contributions required of it as shown in each Monthly Funding Statement and Special Funding Statement provided by the Operating Member pursuant to Section 5.6(b).

(iii)

Unless otherwise determined by the Board, the Operating Member shall at all times cause Nevada JV and its Subsidiaries to maintain cash or cash equivalents equal to the Cash Reserve Amount. All funds in excess of immediate cash requirements shall be invested for the benefit of Nevada JV and its Subsidiaries in Nevada JV Accounts.

4.6	Accounts and Records

(a)

Financial Accounts. The Operating Member shall maintain at its offices, and/or cause Nevada JV to maintain, complete financial and cost accounting books and records, on an accrual basis for financial reporting, in accordance with the Accounting Procedures and Generally Accepted Accounting Principles, showing all costs, expenditures, receipts and disbursements hereunder. These accounts shall include general ledgers and supporting and subsidiary journals, invoices, checks and other customary documentation sufficient to provide a record of revenues and expenditures and periodic statements of financial position and the results of Operations for managerial, tax, regulatory and other financial reporting purposes. Unless otherwise required by applicable Legal Requirements, such accounting books and records shall be maintained in U.S. dollars and in accordance with Generally Accepted Accounting Principles. Where funds are paid or received in the currency of any other country except the United States, the books and accounts maintained by the Operating Member shall show the value of such payments in

U.S. dollars based upon actual rates incurred when such payments are made, if applicable, and otherwise to official exchange rates in effect when such payments are made. The Operating Member shall, if requested by the Board, also maintain at such offices all other records necessary, convenient or incidental to the recording of Nevada JV’s and its subsidiaries’ affairs, including all Operations. Irrespective of termination of this Agreement, the Operating Member shall retain, or cause Nevada JV and its subsidiaries to retain, all accounts, documents and invoices pertaining to charges and credits to accounts of Nevada JV and its subsidiaries indefinitely until destruction is authorized by the Board.

(b)

Hedge Accounting. The Operating Member shall use commercially reasonable efforts to ensure that any hedging practices with respect to the purchase of inputs that are implemented by Nevada JV and its subsidiaries, if any, qualify for hedge accounting treatment in accordance with all of the Generally Accepted Accounting Principles.

(c)

Technical Records. The Operating Member shall maintain at its offices, and/or cause Nevada JV to maintain, separate and complete books and records relating to all geological, geophysical, geochemical and other exploration records and reports, all maps, drawings, surveys and other records (including title records), and records pertaining to Governmental Authorizations pertaining to Operations.

4.7	Audits

(a)

As soon as possible after the close of each Calendar Year, all the books and accounts of the Operating Member relating to the performance of services hereunder shall be audited at the expense of Nevada JV by the Auditor, and the Operating Member shall promptly provide to each Member such accountant’s report. Except in the case of fraud or willful misconduct by the Operating Member, neither Nevada JV nor the Operating Member shall have any liability to any other Party relating to any charges and credits to such accounts during the period covered by such audit after the date which is the second anniversary of the date on which the audit is completed.

(b)

Each Member shall have the right to audit all the books and accounts of the Operating Member relating to the performance of services hereunder, and the Operating Member shall provide any Member that elects to conduct any such audit with reasonable access to such books and accounts in accordance with Section 4.8. The cost of any audit conducted in good faith shall be borne by the Nevada JV.

4.8	Inspection and Access

A Member or any representative of such Member shall be entitled, at its own risk and expense, to enter upon any portion of the Nevada JV Assets upon reasonable advance notice to the Operating Member or to the General Manager and at convenient times during normal working hours and in accordance with applicable safety procedures to inspect the Nevada JV Assets and Operations being performed by the Operating Member or by Nevada JV and its subsidiaries hereunder. A

Member or its representatives, at its own risk and expense, shall also be permitted to inspect and copy Nevada JV’s, its subsidiaries’ and the Operating Member’s books, records and data (including the general ledgers and other financial accounts and technical records referred to in Section 4.6) pertaining to the performance of Operations and to the Nevada JV Assets, including all Technical Data upon reasonable advance notice to the Operating Member and at convenient times during normal working hours and in accordance with applicable safety procedures; provided, however, that none of Nevada JV, its subsidiaries or the Members (nor any one thereof) shall at any time have access to or any right to inspect or copy or have an interest of any kind in or to Barrick Proprietary Property or the Newmont Proprietary Property, as applicable (other than any such access, right or interest that may be granted to any of the Parties pursuant to the terms of any applicable license or other agreement entered into by any of the Parties from time to time). The rights granted to the Members in this Section 4.8 shall be subject to the confidentiality provisions in Article 15.

4.9	Access to Nevada JV Assets

(a)

Subject to this Section 4.9, a Member or any representative of such Member shall be entitled to access and make use of a subset of Nevada JV Assets (other than Products) for purposes of developing any Excluded Development/Exploration Properties owned by such Member or its Affiliates and/or carrying out closure obligations in respect of any Excluded Closure Properties owned by such Member or its Affiliates, provided that:

(i)

such Member shall provide the Excluded Property Development Committee with reasonable advance written notice (an “Access Notice”) of its desire to access and use such Nevada JV Assets, including a detailed summary of the proposed access and use; and

(ii)

such access and use shall not adversely impact Nevada JV, its subsidiaries or the Operations, as determined by the Operating Member, acting reasonably. In furtherance of the foregoing, the following shall occur:

(A)

promptly, and in any event within 15 days of receipt of an Access Notice, the Excluded Property Development Committee shall meet to review and discuss the proposed access and use and, if there is consensus among the Development Representatives on such committee, make an advisory recommendation to the Operating Member as to whether the proposed access and use adversely impacts Nevada JV, its subsidiaries or the Operations;

(B)

if the Excluded Property Development Committee provides such an advisory recommendation, the Operating Member shall, acting reasonably and taking into consideration such recommendation, make a determination as to whether the proposed access and use will adversely impact Nevada JV, its subsidiaries or the Operations, and shall provide prompt written notice of such determination to the other Member; and

(C)

if the Excluded Property Development Committee does not provide such an advisory recommendation, whether through failure to reach a consensus or otherwise, within 30 days of the matter being referred to the Excluded Property Development Committee, the matter shall be submitted to the Dispute Committee. The Dispute Committee will attempt in good faith to resolve such matter within 21 days of it being referred to them. If the Dispute Committee is able to resolve such matter, then the determination made by the Dispute Committee as to whether such access and use will adversely impact Nevada JV, its subsidiaries or the Operations shall be final and binding on the Members and the Operating Member shall not make a determination as to whether such access and use will adversely impact Nevada JV, its subsidiaries or the Operations contrary to the Dispute Committee’s determination. If the Dispute Committee is unable to resolve such matter within such 21-day period, the Operating Member shall, acting reasonably and taking into consideration any concerns expressed through the foregoing process (including any concerns raised by the members of the Excluded Property Development Committee and the Dispute Committee), make a determination as to whether such access and use will adversely impact Nevada JV, its subsidiaries or the Operations, and shall provide prompt written notice of such determination to the other Member.

(b)

Notwithstanding Section 4.9(a), any proposed access to or use of Nevada JV Assets for an Activity (as defined below) that could reasonably result in (i) incremental costs incurred by Nevada JV, its subsidiaries or the Operating Member (including infrastructure or personnel-related costs), or (ii) losses, whether direct or indirect, suffered by Nevada JV, its subsidiaries or the Operating Member, in each case of clauses (i) and (ii) (individually or taken together), in excess of $10 million, shall not be permitted unless (A) such access and use is approved by a majority of the Development Representatives on the Excluded Property Development Committee or, (B) if a majority of the Development Representatives do not approve the access and use, the matter shall be deemed a related series of Related Party Contracts subject to Board approval under Section 3.3(c)(xix). For purposes of this Section 4.9(b), an “Activity” shall mean any activity or a series of related activities designed to achieve a single discrete development or closure objective within the broader plan of development of the applicable Excluded Development/Exploration Property or closure of the applicable Excluded Closure Property, as applicable.

(c)

While using or accessing Nevada JV Assets to develop any Excluded Development/Exploration Property or carry out closure obligations in respect of any Excluded Closure Properties under this Section 4.9, each Member or its representatives, as applicable, shall at all times abide by applicable safety procedures of Nevada JV and its subsidiaries.

(d)

Any incremental costs, detriment or losses incurred or suffered by Nevada JV, its subsidiaries or the Operating Member as a result of such access and use, including infrastructure or personnel related costs, shall be borne exclusively by the Member accessing and using the Nevada JV Assets.

4.10	License to Use Nevada JV Intellectual Property

Nevada JV (on behalf of itself and its subsidiaries) hereby grants to each Member and its Affiliates a non-exclusive license to use any intellectual property of Nevada JV or its subsidiaries, including (a) any intellectual property that is included in the Barrick Contributed Assets or the Newmont Contributed Assets (excluding any such intellectual property that is licensed to Nevada JV by a Member or Affiliate of any Member) and (b) any other intellectual property that is developed by Nevada JV or its subsidiaries or their respective employees or other representatives in the conduct of Operations. The foregoing grant of license by Nevada JV shall be subject to such additional terms set forth in the Newmont Proprietary Information License Agreement, the Newmont Software License Agreement, and the Patent Nonassertion Agreement, each between Newmont Member and Nevada JV, and the Barrick Proprietary Information License Agreement, TCM Technology License Agreement, and the Barrick Software License Agreement, each between Barrick and Nevada JV, all of which agreements are of even date with the Original Agreement (collectively, the “IP Agreements”). In the event of any conflict between this Section 4.10 or this Agreement generally and any IP Agreement, the terms of the IP Agreement shall govern.

4.11	Resignation, Removal, or Change of Operating Member

(a)

Resignation of Operating Member. The Operating Member may resign as Operating Member upon not less than 90 days’ notice to the Board. In any event, the Operating Member shall be deemed to have immediately resigned as Operating Member upon the occurrence of any of the following events:

(i)

upon voluntary or involuntary winding up, or insolvency of the Operating Member or of its ultimate parent company, or termination of the Operating Member’s, or of its ultimate corporate parent company’s, corporate existence, except as may occur by reason of corporate reorganization, amalgamation or merger;

(ii)	the Operating Member is a Member or an Affiliate of a Member and the Member’s Proportionate Interest becomes less than 50%;

(iii)

upon a final and unappealable determination of a court of law that the Operating Member has failed to perform in any material respect any of its material duties and obligations hereunder in accordance with the Operating Member’s standards of care set out in this Agreement;

(iv)

upon a final and unappealable decision of a court of law that (1) the Operating Member has breached in any material respect any material obligation, covenant or duty under this Agreement and (2) after notice pursuant to Section 9.2, has failed to (a) cure such default or (b) continue corrective efforts with reasonable diligence until a cure is effected, in either case, pursuant to Section 9.3; or

(v)

a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for a substantial part of the Operating Member’s assets or those of its ultimate parent company is appointed and such appointment is neither made ineffective nor discharged within 60 days after the making thereof, or such appointment is consented to, requested by or acquiesced in by the Operating Member or its ultimate parent company.

(b)	Replacement of Operating Member.

(i)

If Barrick is the resigning Operating Member, Newmont Member shall be the replacement Operating Member; provided, however, that if Barrick has resigned as Operating Member pursuant to Sections 4.11(a)(i) through 4.11(a)(v) and Newmont Member desires that Barrick continue as Operating Member, Barrick may elect to do so. If Newmont Member is the resigning Operating Member, Barrick shall be the replacement Operating Member; provided, however, that if Newmont Member has resigned as Operating Member pursuant to Sections 4.11(a)(i) through 4.11(a)(v) and Barrick Member desires that Newmont Member continue as Operating Member, Newmont Member may elect to do so. The Members shall cause the selection of a replacement Operating Member as determined above and Approved by Nevada JV.

(ii)

The resigning Operating Member, upon withdrawal, shall deliver, or cause to be delivered, to its successor custody of all Nevada JV Assets in the possession or subject to the control of the resigning Operating Member, including real and personal property, records, books, accounts, data, files and contract rights that may be held by the resigning Operating Member. The resigning Operating Member will use its best efforts to provide for continuity of Operations notwithstanding the transfer of managerial responsibility to its successor.

(iii)

Upon the resignation or deemed resignation of the Operating Member hereunder, the replacement Operating Member may conduct an audit of the records of the former Operating Member with respect to Operations conducted under this Agreement within 60 days of such resignation or removal. The cost of any such audit will be borne by the Member that is the replacement Operating Member.

4.12	Right of First Offer re: Abandoned Properties

If, subject to any approval required by Section 3.3(c), the Operating Member proposes to, or to cause Nevada JV or any of its subsidiaries to, dispose of any right, title or interest in any mineral property of Nevada JV or any of its subsidiaries by abandonment, forfeiture or surrender (an “Abandoned Property”), then the Operating Member shall first provide written notice of such intention to the Minority Member. At any time prior to the expiration of 15 Business Days following the Minority Member’s receipt of such notice, the Minority Member shall have the right to elect to have the Abandoned Property Transferred to the Minority Member or a designated Affiliate, in which case the Abandoned Property shall be Transferred to the Minority Member or its designated Affiliate, for nominal consideration, as soon as reasonably practicable following such election . All sales, stamp or other Transfer taxes, levies and expenses related to such Transfer shall be paid by the Minority Member. If no such election is made by the Minority Member within such 15 Business Day-period, the Operating Member shall be free to proceed with the abandonment, forfeiture or surrender of the Abandoned Property at any time during the 120-day period following the expiration of the 15 Business Day-period, following which the terms and conditions of this Section 4.12 will again apply to any proposed abandonment, forfeiture or surrender of such Abandoned Property.

4.13	Right of First Offer re: Dispositions

(a)

Disposition Transaction. If, subject to any approval required by Section 3.3(c), the Operating Member proposes to, or to cause Nevada JV or any of its subsidiaries to, solicit, negotiate or enter into an agreement, arrangement or understanding in respect of a sale, conveyance or other disposition, other than by abandonment or forfeiture, of any right, title or interest in any mineral property of Nevada JV or any of its subsidiaries for a proposed disposition price for such transaction, or aggregate disposition price for a series of related transactions, reasonably expected to exceed $25 million (a “Disposition Transaction”), then the Operating Member shall first provide written notice of such intention to the Minority Member (the “Disposition Notice”), which notice shall specify the applicable mineral property and the anticipated material terms (including price) and conditions at which Nevada JV may be prepared to complete a Disposition Transaction. For the avoidance of doubt, delivery by Nevada JV of a Disposition Notice shall not compel Nevada JV to complete a Disposition Transaction.

(b)

Exercise Period. At any time prior to the expiration of 15 Business Days following the Minority Member’s receipt of a Disposition Notice (the “ROFO Exercise Period”), the Minority Member shall have the right to make an offer to the Operating Member for a Disposition Transaction with respect to the applicable mineral property (a “Member Transaction Offer”). A Member Transaction Offer must be irrevocable for at least five Business Days and shall set forth all of the material terms and conditions of the Disposition Transaction that are proposed by the Minority Member (which may be the same as, or more or less favourable than, the terms and conditions set forth in the Disposition Notice). The Operating Member will use its commercially reasonable efforts to provide the Minority Member, as promptly as practicable, with such information concerning the applicable mineral property as the Minority Member may reasonably request for the purposes of determining whether to make a Member Transaction Offer.

(c)

Offering Period. Provided that Nevada JV has complied with all of the provisions of this Section 4.13, and whether or not the Minority Member has delivered a Member Transaction Offer during the ROFO Exercise Period, at any time during the 120-day period following the expiration of the ROFO Exercise Period (such period, the “Offering Period”), the Operating Member may cause Nevada JV and its subsidiaries to consummate a Disposition Transaction with any Person with respect to the applicable mineral property that is on terms and conditions that, taken as a whole, are no more favorable to such Person, and no less favorable to Nevada JV and its subsidiaries, than the terms and conditions set forth in (i) if the Minority Member has delivered a Member Transaction Offer, such Member Transaction Offer (and, for this purpose, any such agreement shall be deemed to exclude any obligation that cannot reasonably be fulfilled by the Minority Member and its Affiliates) and (ii) in all other cases, the Disposition Notice. If no such Disposition Transaction is consummated prior to the expiry of the Offering Period, the terms and conditions of this Section 4.13 will again apply to any proposed Disposition Transaction.

ARTICLE 5

BUDGETS; FUNDING

5.1	Programs and Budgets

(a)	[Intentionally deleted].

(b)

Reporting by Calendar Year. All Operations with respect to the Nevada JV Mines and other facilities constructed or owned by Nevada JV and its subsidiaries shall be planned and conducted and all estimates, reports, and statements shall be prepared and made on the basis of a Calendar Year.

(c)	Programs and Budgets.

(i)

Operating Programs and Budgets. The Operating Member shall submit a draft Program and Budget for Operations, which shall cover Operations of Nevada JV and its subsidiaries, to the Board for each Calendar Year not later than October 15th of the preceding Calendar Year. Each such Program and Budget, referred to as an “Operating Program and Budget”, shall contain the following, on a life-of-mine basis where applicable:

(A)	a description of the proposed Mining Operations;

(B)	a description of any proposed plan for Exploration;

(C)	a detailed estimate of all costs by category, including Nevada JV Capital Costs, plus a reasonable allowance for contingencies;

(D)	an estimate of the quantity and quality of the ore to be mined and the Products to be produced;

(E)	an estimate of revenues to be received by Nevada JV and its subsidiaries from the sale of Products and the sale, if any, of excess power generated by any power arrangements; and

(F)	such other facts as may be necessary pursuant to Section 5.7(a) or to illustrate the results intended to be achieved by the Operating Program and Budget.

(ii)

Additional Programs and Budgets. The Operating Member may include in Operating Programs and Budgets, or in separate Programs and Budgets submitted to the Board (“Additional Programs and Budgets”), proposals for evaluations of possible expansions, additions to or modifications of the Nevada JV Mines and/or related facilities or of separate new mines and/or related facilities and/or for the construction and operation thereof.

(iii)

Closure Programs and Budgets. When Operations at any Nevada JV Mine and related facilities cease, or are scheduled to cease, the Operating Member shall submit a Program and Budget for Closure Operations (a “Closure Program and Budget”) to the Board. If Closure Operations are not completed prior to completion of the initial Closure Program and Budget, the Operating Member shall propose additional successive Closure Programs and Budgets for the continuation of Closure Operations until completed. The Operating Member shall propose an additional Closure Program and Budget to the Board by no later than 30 days prior to expiration of the initial Closure Program and Budget and of any succeeding Closure Program and Budget. Each Closure Program and Budget shall cover a Calendar Year unless otherwise determined by the Board.

(d)

Funding Plans. Funding for Approved Programs and Budgets may be obtained from cash flow of Nevada JV and its subsidiaries, reserve accounts, Member Contributions, loan capital (provided by any Persons, including the Members or Affiliates of the Members), debentures, equipment leasing, other funding or financing arrangements or any combination of any of the foregoing. The Operating Member shall provide a proposed Funding Plan along with each Operating Program and Budget, Additional Program and Budget and Closure Program and Budget proposed by the Operating Member to the Board which shall set forth proposed sources of funding as above provided. Unless otherwise determined by the Board, the proposed Funding Plan shall provide that contemplated Member Contributions will be made in accordance with Section 5.6(a), to the extent the Operations contemplated by the corresponding Program and Budget cannot be funded from Cash Available to Nevada JV, and that funds for such Member Contributions shall be contributed by the Members in their respective Proportionate Interests to Nevada JV in accordance with Section 5.6(b).

(e)

Approval by the Board. Each proposed Operating Program and Budget, Additional Program and Budget and Closure Program and Budget shall be subject to the requirements of Section 5.7(a) and the procedures set forth in Section 5.7(b). The Board shall seek to Approve each Operating Program and Budget, Closure Program and Budget and Additional Program and Budget that follows the initial such Program and Budget and each accompanying Funding Plan by December 15 of the year immediately preceding the Calendar Year to which such Program and Budget relates.

(f)

Activities During Delay. If the Board for any reason fails timely to Approve an Operating Program and Budget, the Operating Member shall, subject to the contrary direction of the Board and to the availability of necessary funds, be authorized to continue, or to cause Nevada JV and its subsidiaries to continue, Operations sufficient to maintain the Nevada JV Assets and comply with applicable Legal Requirements and, if Mining is ongoing, to maintain production levels in effect when the failure occurs. Operations performed by the Operating Member pursuant to this Section 5.1(f) shall be funded by Cash Available to Nevada JV and its subsidiaries to the extent reasonably possible. Unless otherwise determined by the Board, the Members shall, pursuant to Section 5.6(b), provide funding required for such expenditures to the extent that Cash Available to Nevada JV and its subsidiaries is insufficient to cover the same as Capital Contributions to Nevada JV in their respective Proportionate Interests in accordance with Monthly Funding Statements or Special Funding Statements provided by the Operating Member pursuant to Section 4.5(b)(ii).

5.2	Delivery and Sale of Gold Production

The Parties hereby acknowledge and agree that the following arrangements will be entered into with respect to the delivery and sale of Products unless otherwise determined by the Board in accordance with Section 3.3(c)(xvi):

(a)	In respect of Doré produced by Nevada JV and its subsidiaries:

(i)

each Member or its designated Affiliate (each, a “Purchaser) will purchase from Nevada JV 100% of the refined gold and silver outturned following the refining of Doré on a pro rata basis according to the Proportionate Interest of the applicable Member that is, or is Affiliated with, such Purchaser, in accordance with the terms and conditions of the gold and silver bullion purchase agreement dated the date of the Original Agreement between Nevada JV and each Member or its designated Affiliate (as amended from time to time, the “Bullion Purchase Agreement”);

(ii)

Nevada JV shall enter into one or more Doré transportation agreements and one or more Doré refining agreements with one or more precious metals refiners whose large bars are acceptable in the London market as LBMA Good Delivery (as such standard may be replaced from time to time) pursuant to which Nevada JV will (a) deliver all Doré originating at the Nevada JV Mines for refining at such refiner’s refineries, and (b) in accordance with the Bullion Purchase Agreement, arrange for the refiner to credit to designated metal accounts maintained by such Purchaser (or deliver by such alternative delivery methods as may be permitted pursuant to the Bullion Purchase Agreement) refined gold and silver purchased by each Purchaser in accordance with Section 5.2(a)(i); and

(iii)

subject to the terms and conditions of the Bullion Purchase Agreement, in the event that a Purchaser defaults on its payment obligations in respect of the purchase from Nevada JV of refined gold and silver pursuant to the Bullion Purchase Agreement, (a) Nevada JV may elect to retain for its own account, as payment for such refined gold and refined silver, all Nevada JV Distributions and Member Loan Payments that such defaulting Purchaser or Member Affiliated with it, as applicable, would otherwise be entitled to receive from Nevada JV, until all amounts payable under the Bullion Purchase Agreement (including accrued interest) have been paid in full and (b) each Member hereby irrevocably authorizes and directs Nevada JV to retain for its own account such Nevada JV Distributions and Member Loan Payments until all amounts payable under the Bullion Purchase Agreement (including accrued interest) have been paid in full.

(b)

In respect of all other minerals or commodities, including Concentrates (but excluding Doré), Nevada JV shall sell such mineral or commodities, including Concentrates, as applicable, to a smelter operator or other third party, on behalf of and for the benefit of the Members.

(c)

The Nevada JV and Operating Member are hereby authorized to take such actions and enter into such agreements or other arrangements as the Operating Member reasonably determines are necessary in furtherance of the foregoing.

(d)	For purposes of this Agreement the following terms have the following meanings:

(i)	“Concentrates” means the Product derived from Crude Ore after waste materials have been removed through leaching, milling or other beneficiation;

(ii)	“Crude Ore” means Products that have not, except for sizing or crushing, been subject to further processing or concentrating;

(iii)	“Doré” means unrefined metal bars containing gold and silver that requires further refining to produce marketable gold and silver.

(iv)	“LBMA” means the London Bullion Market Association, including its successors and assignees, and any accepted market replacement if the LBMA ceases to exist.

(v)

“LBMA Good Delivery” means gold and silver in accordance with the requirements set forth in the “Good Delivery Rules for Gold and Silver Bars — Specifications for Good Delivery Bars and Application Procedures for Listing”, January 2019, of the LBMA, as the same may be amended or otherwise modified from time to time.

5.3	Reserves

The Board may establish one or more cash reserves as the Board determines from time to time and may apply such reserves for Operations as may be determined by the Board; provided, however, that cash reserves shall be limited only to those reserves and to such amounts as are reasonably required to support Operations.

5.4	Surety Arrangements

(a)	[Intentionally deleted].

(b)

If any Surety Arrangements are required by any Governmental Authority, the Members (and, if required by such Governmental Authorities, the applicable Parents) shall, to the extent such Surety Arrangements are not provided solely by Nevada JV, undertake obligations, or enable Nevada JV to undertake obligations, required to provide such Surety Arrangements (each a “New Member Surety Arrangement”), in each case in proportion to their respective Proportionate Interests. The portion of the New Member Surety Arrangement underwritten or provided by each Member (or, if applicable, its respective Parent) shall be adjusted to reflect any changes in the Proportionate Interests of the Members and to enable substitution of Nevada JV as the obligor to the extent permitted by applicable Legal Requirements, and each Member (and, if applicable, its respective Parent) agrees to cooperate and take such actions as are necessary to enable and ensure the same (including providing joint written directions required by or notices to any applicable Governmental Authorities notifying such Governmental Authorities of any changes in the Proportionate Interests of the Members).

(c)

It is the intention of the Members that the Members will bear, directly or indirectly, in proportion to their Proportionate Interests, (i) all out-of-pocket costs and expenses incurred by each Member and Affiliate of any Member that is the obligor in respect of any New Member Surety Arrangement (an “Obligated Party”) that are reasonably required to maintain in place any New Member Surety Arrangement in accordance with its terms, including but not limited to the payment of premiums or providing letters of credit, cash collateral or guaranties (“Surety Arrangement Costs”), and (ii) all amounts paid by an Obligated Party pursuant to the terms of any New Member Surety Arrangement (a “Surety Arrangement Payment”). Accordingly, Nevada JV shall promptly indemnify and reimburse each Obligated Party and its Affiliates for (i) all Surety Arrangement Costs incurred by the Obligated Party or its Affiliates and (ii) any Surety Arrangement Payment.

5.5	Supplemental Programs and Budgets

(a)

Approval Procedures. In the event the Operating Member or a Manager believes that any Approved Operating Program and Budget, Approved Additional Program and Budget or Approved Closure Program and Budget should be revised prior to the end of the applicable Budget Period, the Operating Member or such Manager may propose one or more supplemental Programs and Budgets (each a

“Supplemental Program and Budget”) to the Board to be accomplished by the end of the then-current Budget Period. Any such proposed Supplemental Program and Budget shall be subject to the procedures set forth in Section 5.7(b).

(b)

Funding Plan. The Operating Member (or the proposing Manager) shall provide a proposed Funding Plan to accompany each proposed Supplemental Program and Budget. Unless otherwise determined by the Board, the proposed Funding Plan shall provide that contemplated Member Contributions will be made in accordance with Section 5.6(a), to the extent the Operations contemplated by such Supplemental Program and Budget cannot be funded from Cash Available to Nevada JV, and that funds for such Member Contributions shall be contributed by the Members in their respective Proportionate Interests to Nevada JV in accordance with Section 5.6(b).

5.6	Member Contributions

(a)	Unless otherwise determined by the Board pursuant to Section 3.3(c)(xvii), Member Contributions to Nevada JV shall be made as Capital Contributions.

(b)

Within 10 days after a Monthly Funding Statement or Special Funding Statement showing required Member Contributions is delivered to a Member by the Operating Member pursuant to Section 4.5(b)(ii), such Member shall pay to Nevada JV the amount requested of such Member in the manner prescribed in such Monthly Funding Statement or Special Funding Statement. Notwithstanding the foregoing, it is acknowledged and agreed that any Special Funding Statement in respect of any payment to be made pursuant to the Note Guaranty may specify a period of time less than 10 days in which payment of the amount requested shall be made.

5.7	Procedures Related to Programs and Budgets and Funding Plans

(a)

Content of Proposed Programs and Budgets. Each Program and Budget proposed to the Board as provided herein shall include in reasonable detail a description of the nature of the proposed Operations, designations of the land area upon which the proposed Operations will take place, the estimated period of time such Operations will take and the expenditures to be made in carrying out such Operations. Each such Program and Budget may contain provisions related to the operation and funding of Nevada JV and its subsidiaries in respect of expenditures of Nevada JV and its subsidiaries. Every proposed Program and Budget, including all proposed modifications of any proposed Program and Budget, shall, at a minimum, be sufficient to maintain the Nevada JV Assets and to satisfy applicable Legal Requirements.

(b)

Review and Approval Procedures. Each Member, acting through its appointees on the Board, shall within 15 days after submission by the Operating Member of any proposed Program and Budget submit to the Managers appointed by the other Member:

(i)	notice that such Member approves the proposed Program and Budget; or

(ii)	proposed modifications of the proposed Program and Budget.

If a Member fails to give either of the foregoing responses within the allotted time, the failure shall be deemed to be an approval by such Member of the Operating Member’s proposed Program and Budget. If a Member makes a timely submission to the Managers appointed by the other Member pursuant to Section 5.7(b)(ii), then the Board shall meet within 30 days after such proposals or objections are submitted and shall consider, acting reasonably and in good faith, the proposals of such Member and seek to develop a complete Program and Budget acceptable to each Member in light of the proposals of the Member that submitted the same. If the Managers fail, acting reasonably, to reach unanimous agreement upon such Program and Budget within 30 days after a Manager appointed by a Member has made a timely submission to the Managers appointed by the other Member pursuant to Section 5.7(b)(ii), then the Program and Budget originally submitted by the Operating Member with such modifications as the Managers have agreed upon, if any, shall be submitted to Vote and shall be adopted if Approved by the Board.

(c)	Changes by Board. Subject to Sections 3.3 and 5.7(b), the Board may make such changes to any proposed Program and Budget as it deems fit prior to Approval.

ARTICLE 6

EXCLUDED DEVELOPMENT/EXPLORATION PROPERTIES; MATERIAL CAPITAL PROJECTS

6.1	Contribution of Excluded Development/Exploration Properties

Where an Excluded Property Feasibility Study conducted in respect of an Excluded Development/Exploration Property (for certainty, other than the Fourmile Project, the Mike Project or the Fiberline Project) is a Successful Study, the applicable Member that owns (or that is Affiliated with the owner of) such Excluded Development/Exploration Property (the “Contributing Member”) shall promptly provide written notice (a “Contribution Notice”) of the same to Nevada JV and the other Member (the “Non-Contributing Member”) (which notice shall be accompanied by (i) to the extent not previously provided, a copy of the Excluded Property Feasibility Study, and (ii) a detailed statement as to the Feasibility Study Cost (as defined below), together with reasonable supporting documentation) and such Excluded Development/Exploration Property shall only be contributed to Nevada JV in accordance with the following provisions:

(a)

the Contributing Member shall promptly cause a valuation of its interest in the Excluded Development/Exploration Property to be completed in accordance with the procedures set out in Schedule F (the “Excluded Development/Exploration Property Value”) and shall promptly provide a copy of such valuation to the Non-Contributing Member;

(b)

promptly and in any event within 15 days following the determination of the Contribution Value, subject to any extensions required to obtain necessary regulatory approvals, the Contributing Member shall (or, if applicable, shall cause its Affiliate to) contribute to Nevada JV all of its interest in the Excluded

Development/Exploration Property (the “Contribution”, and the date on which such Contribution occurs, the “Contribution Date”);

(c)

the Contribution shall be valued as the sum of (i) the Excluded Development/Exploration Property Value, plus (ii) the total aggregate costs, expenses and fees incurred by the Contributing Member and its Affiliates in connection with the Excluded Property Feasibility Study (“Feasibility Study Cost,” together with the Excluded Development/Exploration Property Value, the “Contribution Value”);

(d)

in connection with the Contribution, within 90 days of receiving the valuations determining the Excluded Development/Exploration Property Value and the NGM Standalone Life of Mine Value, the Non-Contributing Member may elect to either:

(i)	pay to the Contributing Member within such 90 day period an amount equal to the product of:

(A)	the Non-Contributing Member’s Proportionate Interest (as at the time immediately prior to the Contribution), multiplied by

(B)	the Contribution Value; or

(ii)

permit its Proportionate Interest to be diluted, effective as of the Contribution Date, in which case the Proportionate Interest of each Member shall be recalculated based upon the Contribution Value and the NGM Standalone Life of Mine Value, such that, effective as of the Contribution Date: (A) the Non-Contributing Member’s Proportionate Interest shall equal the quotient obtained by dividing (1) the product obtained by multiplying its Proportionate Interest immediately prior to the Contribution by the NGM Standalone Life of Mine Value by (2) the sum of the NGM Standalone Life of Mine Value and the Contribution Value; and (B) the Contributing Member’s Proportionate Interest shall equal 100% minus the Non-Contributing Member’s Proportionate Interest so determined, and each Member’s Notional Capital Account shall be adjusted as necessary so that the formula set forth in the definition of ‘Proportionate Interest’ reflects the Proportionate Interests as so recalculated (in which case the Schedule of Members will be updated by the Board to give effect to such recalculation). An illustration of such recalculation is set out in Part I of Schedule G. For certainty, when a Contribution Notice is delivered, the NGM Standalone Life of Mine Value shall promptly be determined in accordance with the procedures set out in Schedule F, mutatis mutandis, and all references to “Fair Market Value of the Excluded Development/Exploration Property” in paragraphs 1 through 10 of Schedule F shall be deemed to be references to “NGM Standalone Life of Mine Value”.

(e)

If the Non-Contributing Member fails to make such an election within such 90 day period, it shall be deemed to have elected to have its Proportionate Interest diluted in accordance with Section 6.1(d)(ii).

(f)

If an Excluded Development/Exploration Property is contributed to Nevada JV in accordance with this Section 6.1, (i) the Contributing Member shall be deemed to have made a Capital Contribution in the amount of the Contribution Value less any amount paid by the Non-Contributing Member pursuant to Section 6.1(d)(i) and (ii) the Non-Contributing Member shall be deemed to have made a Capital Contribution in the amount paid by the Non-Contributing Member pursuant to Section 6.1(d)(i), if any.

(g)

In connection with the contribution of the Excluded Development/Exploration Property to Nevada JV, on the Contribution Date Nevada JV will assume all liabilities relating to or associated with the Excluded Development/Exploration Property.

For the purposes of this Section 6.1, an “Excluded Property Feasibility Study” means a Feasibility Study undertaken by the Contributing Member for the purpose of evaluating the development of the Excluded Development/Exploration Property as an integrated expansion of the Nevada JV Business, and includes any associated program of exploration (including site preparation, drilling and environmental compliance) completed in connection with the Excluded Property Feasibility Study or any previous prefeasibility study. The Operating Member shall cause Nevada JV to cooperate with either Member’s conduct of an Excluded Property Feasibility Study with respect to any Excluded Development/Exploration Property of such Member or its Affiliate; provided, however, that any incremental costs incurred by Nevada JV as a result of such cooperation shall be borne exclusively by the applicable Member that is conducting an Excluded Property Feasibility Study.

Notwithstanding the foregoing, it is acknowledged and agreed that, in accordance with and subject to the terms and conditions of the Settlement Agreement: (1) each of the Fourmile Project, the Mike Project and the Fiberline Project shall be contributed to Nevada JV simultaneously as soon as reasonably practicable following the date hereof, (2) within 30 days following the date that the Fourmile Project is contributed, Newmont Member shall pay to Barrick Member (or as it may direct) $1,950,000,000 in cash, (3) effective as of the date each of the Fourmile Project, the Mike Project and the Fiberline Project is contributed, Newmont Member shall be deemed to have made a Capital Contribution in the amount of $1,950,000,000 to Nevada JV, and the Newmont Notional Capital Account shall be increased by such amount, and Barrick Member shall be deemed to have made a Capital Contribution in the amount of $3,114,935,064.94 to Nevada JV, and the Barrick Notional Capital Account shall be increased by such amount, and (4) on such contribution date, Nevada JV will assume all liabilities relating to or associated with the Fourmile Project, the Mike Project and the Fiberline Project.

6.2	Disposition of Excluded Development/Exploration Properties

(a)

No Member shall (or shall permit any of its Affiliates to) sell, convey or otherwise dispose of any of its right, title or interest in an Excluded Development/Exploration Property (an “Excluded Property Disposition Transaction”) unless:

(i)	such Member has first complied with the terms and conditions of this Section 6.2;

(ii)

such Member has conducted an Excluded Property Feasibility Study in respect of such Excluded Development/Exploration Property and such study is not a Successful Study, or such Member has otherwise determined, acting reasonably, on the basis of a pre-feasibility study process, whether or not completed, that an Excluded Property Feasibility Study in respect of such Excluded Development/Exploration Property would not be a Successful Study;

(iii)

copies of any Excluded Property Feasibility Study or studies or analyses prepared in connection with a pre-feasibility study process conducted in accordance with Section 6.2(a)(ii) (as applicable, the “Applicable Study”) are promptly provided by such Member to the other Member; and

(iv)

the terms and conditions of such Excluded Property Disposition Transaction preserve, in favor of Nevada JV, access rights in respect of such Excluded Development/Exploration Property substantially similar to the access rights provided pursuant to Section 6.4.

(b)

A Member proposing an Excluded Property Disposition Transaction (the “Proposing Member”) shall give notice in writing (an “Offer Notice”) to the other Member (the “Offeree Member”) if a bona fide written offer (“Third Party Offer”) in respect of an Excluded Property Disposition Transaction is received from an arms’ length third party (whether such Third Party Offer is unsolicited from the third party or arises as a result of an outbound inquiry by the Proposing Member), and the Proposing Member is prepared to accept such Third Party Offer. The Offer Notice must (i) specify the name of the third party making the Third Party Offer, the price (including a cash equivalent if non-cash consideration is being offered) and the principal terms and conditions of the Third Party Offer and (ii) to the extent not previously provided to the Offeree Member, include a copy of the Applicable Study in respect of such Excluded Development/Exploration Property. The Offer Notice will include an offer (the “Other Member Offer”) to sell the Excluded Development/Exploration Property that is subject to the Third Party Offer to the Offeree Member at the same price and on substantially the same terms contained in the Third Party Offer (which may be no more favorable to the Proposing Member than the terms of the Third Party Offer). If the Third Party Offer is for non-cash consideration and the Offeree Member, acting reasonably, does not agree with the value of the non-cash consideration set out by the Proposing Member in the Offer Notice, the Offeree Member shall immediately notify the Proposing

Member and the parties shall negotiate in good faith to determine a mutually agreeable value.

(c)

At any time prior to the expiration of the later of (i) 15 Business Days following the date of delivery of an Offer Notice, and (ii) 60 days following the date of delivery of the Applicable Study (the “Excluded Property ROFR Exercise Period”), the Offeree Member shall have the right, in its discretion, to accept the Other Member Offer by giving written notice to the Proposing Member; provided that if the Third Party Offer is for non-cash consideration and the Offeree Member does not agree with the value of the non-cash consideration set out by the Proposing Member in the Offer Notice, the Excluded Property ROFR Exercise Period shall automatically be extended to the date that is the later of (i) 15 Business Days following determination by the parties of a mutually agreeable value, and (ii) 60 days following the date of delivery of the Applicable Study. If requested by the Offeree Member, the Proposing Member will use its commercially reasonable efforts to provide the Offeree Member, as promptly as practicable, with such information concerning the applicable Excluded Development/Exploration Property as was made available to the Person that made the Third Party Offer for the purposes of determining whether to accept an Other Member Offer.

(d)

If the Other Member Offer is accepted by the Offeree Member, then the Offeree Member shall purchase the Excluded Development/Exploration Property subject to the Other Member Offer upon the terms and conditions contained in the Other Member Offer. Such purchase shall be completed as soon as reasonably practicable following such acceptance. For the avoidance of doubt, if the Offeree Member purchases the Excluded Development/Exploration Property, (i) such Excluded Development/Exploration Property shall no longer be subject to Section 6.1 or this Section 6.2, and (ii) the Offeree Member and its representatives shall continue to have the access and use rights described in Section 4.9 in respect of the development of such Excluded Development/Exploration Property.

(e)

Provided that the Proposing Member has complied with all of the provisions of this Section 6.2, and that the Offeree Member has not delivered an acceptance of the Other Member Offer during the Excluded Property ROFR Exercise Period (or has notified the Proposing Member in writing that it will not deliver such an acceptance), then, at any time during the 120-day period following the expiration of the Excluded Property ROFR Exercise Period (or such earlier date on which the Proposing Member receives notice in writing from the Offeree Member that it will not deliver an acceptance), the Proposing Member or its Affiliate may consummate an Excluded Property Disposition Transaction with any Person with respect to the applicable Excluded Development/Exploration Property that is at the same or greater price and on terms and conditions that, taken as a whole, are no more favorable to such Person, and no less favorable to the Proposing Member, than the terms and conditions set forth in the Other Member Offer (and, for this purpose, any such agreement shall be deemed to exclude any obligation that cannot reasonably be fulfilled by the Offeree Member and its Affiliates). If no such Disposition Transaction is consummated prior to the expiry of such 120-day period, the terms and conditions of this Section 6.2 will again apply to any proposed Excluded Property Disposition Transaction.

(f)

For the avoidance of doubt, this Section 6.2 shall not apply to the Fourmile Project, the Mike Project or the Fiberline Project, which shall be contributed to Nevada JV in accordance with the Settlement Agreement.

6.3	Material Capital Projects

The following provisions shall govern the Development of a proposed Material Capital Project:

(a)

Where a Feasibility Study conducted in respect of a proposed Material Capital Project is a Successful Study, the Operating Member may cause the General Manager to prepare a Capital Project Budget in respect of the proposed Material Capital Project. A Material Capital Project that is not supported by a Successful Study may not proceed, and the Operating Member shall not direct the General Manager to prepare a Capital Project Budget, unless the unanimous approval of the Board is first obtained.

(b)

Following completion of a Capital Project Budget, a decision to proceed with the Development of the Material Capital Project in accordance with the Capital Project Budget will be put to the Board for its Approval. If the Board Approves the Development of the Material Capital Project, either Member may, by providing written notice (an “Opt-Out Notice”) to the other Member within 30 days of the approval of the Material Capital Project by the Board, elect not to participate in the Material Capital Project (such Member, the “Non-Funding Member”). If no Member has delivered an Opt-Out Notice within the 30 day period prescribed by this Section 6.3(b), both Members shall be deemed to have agreed to fund the Material Capital Project (a “Co-Funded Capital Project”) and shall be required to satisfy any Member Contributions related to the Co-Funded Capital Project in proportion to their Proportionate Interest.

(c)

If a Member receives an Opt-Out Notice within the timeframe prescribed by Section 6.3(b), such Member may, within 30 days from the receipt of the Opt-Out Notice, elect to sole fund the Material Capital Project by providing notice to this effect to the Non-Funding Member (a “Sole Funding Notice”). A failure to provide a Sole Funding Notice within the prescribed 30-day period shall be deemed a decision not to proceed unilaterally with the Material Capital Project. A Member that elects to sole fund in accordance with this Section 6.3(c) is referred to as the “Sole Funding Member.” For clarity, a Material Capital Project that is proceeding with a Sole Funding Member shall be funded, to the extent that the expenditures thereon constitute Development Capital Expenditures, solely by the Sole Funding Member’s Member Contributions contributed for such purpose and not by other Cash Available to Nevada JV.

(d)	The Proportionate Interests of the Members shall be recalculated, and the Schedule of Members shall be updated, to give effect to the Member Contributions made to fund the Material Capital Project. For the avoidance of doubt, any cost overruns that exceed the Capital Project Budget but which are funded by Member Contributions by the Sole Funding Member shall nonetheless dilute the interest of the Non-Funding Member. An illustration of such recalculation is set out in Part II of Schedule G.

(e)

Any failure to make a required Member Contribution within 10 Business Days following a Monthly Funding Statement or Special Funding Statement in respect of the Co-Funded Capital Project shall constitute a Funding Default.

6.4	Access to Excluded Development/Exploration Properties

Subject to the following provisions, Nevada JV or its subsidiaries or any of their respective representatives shall be entitled to access and make use of the lands of any Excluded Development/Exploration Property for purposes of bona fide Nevada JV Operations:

(a)

the Operating Member shall provide the Member that owns, or whose Affiliate owns, such Excluded Development/Exploration Property with reasonable advance written notice of its desire to access and use such lands, including a detailed summary of the proposed access and use;

(b)	such access and use shall not adversely impact the value or use of the Excluded Development/Exploration Property by such Member or its Affiliate, as determined by such Member, acting reasonably;

(c)	Nevada JV shall at all times abide by applicable safety procedures of such Member;

(d)	Nevada JV shall be solely responsible for performing, at its sole cost, all reclamation, restoration and Environmental Compliance related to or arising out of its use of such Property;

(e)

any incremental costs incurred by such Member or its Affiliate (including personnel related costs) or losses suffered by such Member or its Affiliates as a result of such access and use shall be borne exclusively by Nevada JV.

6.5	No Other Restrictions

Except for the provisions of Sections 6.1, 6.2 and 6.3 and the Settlement Agreement, nothing in this Agreement is intended to, or shall, limit either Member in its activities with respect to, or disposition of any interest in, any of its respective Excluded Development/Exploration Properties.

ARTICLE 7

EXCLUDED CLOSURE PROPERTIES

7.1	Treatment of Excluded Closure Properties

For certainty, it is acknowledged that none of the Excluded Closure Properties were, and none shall be, contributed to the Nevada JV. Nothing in this Agreement is intended to, or shall, limit either Member in its activities with respect to, or disposition of any interest in, any of its respective Excluded Closure Properties.

7.2	Excluded Closure Properties

The Parties acknowledge and agree that a Member may, by notice in writing to the Operating Member, appoint the Operating Member to manage and carry out all operations related to the shutdown and closure of any Excluded Closure Property owned by such Member pursuant to the applicable Closure Plans. The appointment of the Operating Member following a notice given by a Member under this Section 7.2 shall be conditional on such Member and the Operating Member, each acting reasonably and in good faith, negotiating and entering into a mutually acceptable agreement setting out the terms and conditions upon which the Operating Member shall manage such closure operations. Among other things, such terms and conditions shall provide that the Operating Member shall have the right to recover from the applicable Member that owns an Excluded Closure Property, and such Member will reimburse the Operating Member for, all costs and expenses incurred by the Operating Member in respect of such closure operations and any losses and damages it suffers from the conduct of such closure operations, except to the extent caused by or attributable to the Operating Member’s gross negligence or willful misconduct.

ARTICLE 8

DISTRIBUTIONS

8.1	Distributions

(a)	Cash Available For Distribution. “Cash Available for Distribution” means, as of the date of any distribution pursuant to Section 8.1(b) or Section 8.1(c), the positive difference resulting from:

(i)	the amount of cash, and cash equivalents, in all accounts (excluding any funds received from lenders or Member Contributions that, in either case, are dedicated to a particular use);

(ii)	less the sum of the following items (the “Cash Reserve Amount”):

(A)	current liabilities payable during the period of 21 calendar days following that date, including all current liabilities for taxes payable;

(B)	debt service requirements for all third-party company debt payable within 21 calendar days following that date, if any;

(C)	budgeted operating and capital expenditures forecast for within 21-calendar days following that date, and reasonable and normal reserve accounts; and

(D)	contingencies as calculated or reasonably estimated by the Operating Member.

(b)

Payments from Cash Available for Distribution. Unless otherwise determined by a Vote of the Board pursuant to Section 3.3(c)(xviii) and subject to applicable Legal Requirements, Cash Available for Distribution (excluding amounts required to be distributed under Sections 8.1(c) or (d)) shall be disbursed monthly, and shall be used:

(i)	first, to pay, as required pursuant to the terms of any Member Loans that may have been made to Nevada JV by the Members or their respective Affiliates, unless waived by both Members; and

(ii)	second, as distributions to the Members, in accordance with each Member’s Proportionate Interest, subject to Section 5.2(a)(iii) and Section 9.5(c)(i).

(c)

Special Distributions of Proceeds. As soon as practicable following consummation of any sale or other disposition of Nevada JV Assets in one or a series of related transactions with a value of $50 million or more (other than a sale of Products or a sale of all or substantially all of the assets of Nevada JV, which is subject to Section 8.1(d)), Nevada JV shall distribute to the Members, in accordance with each Member’s Proportionate Interest, the proceeds of such sale or other disposition, net of related transaction costs and reserves for transaction-related liabilities determined by the Board.

(d)

Distributions Upon Liquidation. Distributions upon the winding up of Nevada JV, including proceeds from a liquidation of the assets of Nevada JV, or a sale of all or substantially all of the assets of Nevada JV, shall, after compliance with Section 17.1(c), be distributed to Members in accordance with Section 8.1(b).

ARTICLE 9

DEFAULTS AND REMEDIES

9.1	Defaults

A Member defaulting in the performance of any of its obligations or duties under this Agreement, including a Member in its capacity as Operating Member, shall be referred to as the “Defaulting Member”, and the other Member (including a Member in its capacity as Operating Member) shall be referred to as the “Non-Defaulting Member”.

9.2	Notice of Default

A Non-Defaulting Member shall give the Defaulting Member a written notice of default (a “Notice of Default”), which shall describe the default in reasonable detail and state the date by which the default must be cured, which date for curing or commencing to cure shall be not less than 30 days after receipt of the Notice of Default, except in the case of a failure to advance funds, in which case the date for cure shall be not less than 10 days after receipt of the Notice of Default; provided, however, that advance notice shall not be required prior to the taking of action by the Non-Defaulting Member to provide funds pursuant to Section 9.5(b) or Section 9.5(c) to rectify the default in an emergency or if necessary to avoid losses or breaches of contractual or governmental obligations. Failure of a Non-Defaulting Member to give a Notice of Default shall not release the Defaulting Member from any of its duties under this Agreement.

9.3	Opportunity to Cure

If within the applicable period described in Section 9.2 the Defaulting Member cures the default, or if the failure is one (other than the failure to make payments or to advance funds) that cannot in good faith be corrected within such period and the Defaulting Member begins to correct the default within the applicable period and continues corrective efforts with reasonable diligence until a cure is effected, the Notice of Default shall be inoperative, and the Defaulting Member shall lose no rights under this Agreement and shall not be considered in breach of this Agreement and the Non-Defaulting Member shall take no further action with respect thereto. If, within the specified period, the Defaulting Member does not cure the default or begin to cure the default as provided above, the Non-Defaulting Member at the expiration of the applicable period, or upon notice where no cure period is allowed, shall have the rights specified in Section 9.4; provided, however, that if the Defaulting Member in good faith contests whether the alleged default has in fact occurred (other than the failure to make payments or to advance funds), the Defaulting Member shall give notice thereof to the Non-Defaulting Member within the applicable cure period described in Section 9.2. The provisions of Article 14 shall then be applicable (except as otherwise provided herein) and the rights of the Non-Defaulting Member to pursue its remedies shall be suspended until a final determination is made as to the existence of the alleged default. If the determination confirms that a default has occurred, the Defaulting Member shall be deemed upon receipt of the determination to have received a further notice of default pursuant to Section 9.2 and shall have the opportunity to cure as provided above in this Section 9.3 (with no further right to contest the default).

9.4	Rights Upon Default

The Non-Defaulting Member, after providing notice and an opportunity to cure as provided in Sections 9.2 and 9.3, shall have the right (but not the duty) to exercise any remedy provided in Section 9.5, which remedies are cumulative and are in addition to and not in substitution for any other rights or remedies that the Non-Defaulting Member may have in law or equity. The Members acknowledge that if either Member defaults in making a contribution required by Section 5.6(b), Section 6.3(b) (relating to a Co-Funded Capital Project) or any other provision of this Agreement, or in repaying a loan as required under Section 9.5(c), it will be difficult to measure the damages resulting from such default (it being hereby understood and agreed that the Members have attempted to determine such damages in advance and determined that the calculation of such damages cannot be ascertained with reasonable certainty). Both Members acknowledge and recognize that the damage to the Non-Defaulting Member could be significant.

9.5	Failure to Provide Funds

(a)

Default. If a default referred to in Section 9.1 is a failure of the Defaulting Member to provide Member Contributions as required pursuant to Section 5.6(b), Section 6.3(b) (relating to a Co-Funded Capital Project) or otherwise herein (a “Funding Default”), the Non-Defaulting Member may, inter alia, exercise any of the remedies set forth in Section 9.5(b) or Section 9.5(c) with respect to the defaulted amount (the “Defaulted Amount”).

(b)

Additional Contribution to Cover Funding Default. The Non-Defaulting Member may, within five Business Days following the last day of the cure period, elect to cover the Funding Default by contributing the Defaulted Amount as an additional Member Contribution in the form of a Capital Contribution.

(c)	Default Loan.

(i)

The Non-Defaulting Member may, within five Business Days following the last day of the cure period, elect to pay the Defaulted Amount to Nevada JV and have such payment deemed to be a loan from the Non-Defaulting Member to the Defaulting Member (a “Default Loan”). The Default Loan shall be due and payable on demand upon 30 days’ notice given no sooner than 90 days after the advance or assumption is made, and shall bear interest from the date advanced at an annual rate equal to 6% over SOFR as the same shall change from time to time or at the maximum rate permitted by law, whichever is less, computed monthly in arrears and compounded (at the same interest rate as is applicable to principal) at the end of each Calendar Year until repaid in full. If more than one Default Loan is made by a Non-Defaulting Member to the Defaulting Member, all such Default Loans shall be aggregated, and the rights and remedies described herein pertaining to an individual advance shall apply to the aggregated amount. Upon the making of a Default Loan, the Non-Defaulting Member may require the Defaulting Member to, and the Defaulting Member shall, execute promissory notes or other documents evidencing the Default Loan reasonably requested by the Non-Defaulting Member. Notwithstanding the foregoing, each Member irrevocably agrees that as a Defaulting Member it shall pay the amount of the Default Loan together with accrued interest to the Non-Defaulting Member when due. If the aggregate amount payable is not discharged by the Defaulting Member when due, the Non-Defaulting Member, without waiver of other remedies, may exercise the remedies set forth below to the extent permitted by applicable Legal Requirements.

(ii)

The Non-Defaulting Member may by notice to Nevada JV and the Defaulting Member elect to, and upon such election shall be entitled to, receive all Nevada JV Distributions and Member Loan Payments that the Defaulting Member would otherwise be entitled to receive from Nevada JV until an amount that is equal to the amount of the Default Loan (aggregated if applicable) plus interest as provided in Section 9.5(c)(i) has been recovered by the Non-Defaulting Member. All such amounts received by the Non-Defaulting Member shall be first applied to accrued interest and then to the principal amount of the Default Loan. Each Member hereby irrevocably authorizes and directs Nevada JV to retain and hold in trust all of Nevada JV Distributions and Member Loan Payments that such Member would be entitled to receive after the Non-Defaulting Member has elected to receive same as provided above and to pay such amounts to the Non-Defaulting Member on the Defaulting Member’s behalf until an amount that is equal to the amount of the Default Loan plus interest as provided in Section 9.5(c)(i) has been recovered by the Non-Defaulting Member.

(d)

Indemnification. Each Member agrees to indemnify, defend and hold harmless Nevada JV and the other Member from and against each loss, cost, damage, expense (including attorneys’ fees and costs), liability and claim therefor, paid or accrued by reason of, and to the extent caused by, any failure described in Section 9.5(a), subject to the damage limitations set forth in Section 18.14; provided, however, that if the Non-Defaulting Member proceeds in accordance with either Section 9.5(b) or 9.5(c), it shall be deemed to have elected the remedies in such Section to the exclusion of all other remedies.

9.6	Dilution Mechanism

If a Funding Default occurs, if and to the extent required by the definitions of Barrick Notional Capital Account and Newmont Notional Capital Account, the Proportionate Interest of each Member will be recalculated to reflect the Funding Default and, if applicable, any election by the Non-Defaulting Member to cover the Funding Default by making an additional Member Contribution in accordance with Section 9.5(b) and the Schedule of Members shall be updated. An illustration of such recalculation is set out in Part Ill of Schedule G. For certainty, if a Funding Default occurs and the Non-Defaulting Member has elected to fund the Defaulted Amount as a Default Loan in accordance with Section 9.5(c), the Defaulting Member’s Proportionate Interest will not be diluted as a result of such Funding Default.

9.7	Limited Powers of Attorney

(a)

Appointment by Barrick Member. Each of Barrick Member and Barrick hereby irrevocably appoints Newmont Member to be its attorney acting on its respective behalf and in its respective name or otherwise to execute and do all such assurances, acts and things which it ought to do under the covenants and provisions contained in this Agreement relating to the execution and delivery of promissory notes or other documents evidencing a loan from Newmont Member as provided in Section 9.5(c). Such appointment and power of attorney is coupled with an interest, and Barrick Member and Barrick hereby ratify and confirm and agree to ratify and confirm whatever Newmont Member shall in good faith do or purport to do in the exercise or purported exercise of all or any of the powers, authorities and discretions referred to in such Section. Barrick Member and Barrick agree to and shall reaffirm the powers granted in this Section 9.7(a) upon the permitted succession of any Person to the interests of Newmont Member under this Agreement and (in its capacity as the successor) upon the permitted succession of any Person to the interests of Barrick Member or Barrick under this Agreement.

(b)

Appointment by Newmont Member. Each of Newmont Member and Newmont hereby irrevocably appoint Barrick Member to be its attorney acting on its respective behalf and in its respective name or otherwise to execute and do all such assurances, acts and things which it ought to do under the covenants and provisions contained in this Agreement relating to the execution and delivery of promissory notes or other documents evidencing a loan from Barrick Member as provided in Section 9.5(c). Such appointment and power of attorney is coupled with an interest, and Newmont Member and Newmont hereby ratify and confirm and agree to ratify and confirm whatever Barrick Member shall in good faith do or purport to do in the exercise or purported exercise of all or any of the powers, authorities and discretions referred to in such Section. Newmont Member and Newmont agree to and shall reaffirm the powers granted in this Section 9.7(b) upon the permitted succession of any Person to the interests of Barrick Member under this Agreement and (in its capacity as the successor) upon the permitted succession of any Person to the interests of Newmont Member or Newmont under this Agreement.

9.8	Remedies Not Exclusive; No Waiver

Except as otherwise provided in this Agreement, (i) each and every power and remedy specifically given to the Non-Defaulting Member shall be in addition to every other power and remedy now or hereafter available at law or in equity (including the right to specific performance), and (ii) each and every power and remedy may be exercised from time to time and as often and in such order as may be deemed expedient. All such powers and remedies shall be cumulative, and the exercise of one shall not be deemed a waiver of the right to exercise any other. No delay or omission in the exercise of any such power or remedy and no extension of time for making any payments due under this Agreement shall impair any such power or remedy or shall be construed to be a waiver of any default.

9.9	Elimination of Minority Interest by Redemption for Royalty

At any time on or following such time as the Proportionate Interest of either Member is diluted to less than 10% (such diluted Member being the “Minority Interest Holder”), at the option of the other Member, the Membership Interests and Member Loans held directly or indirectly by the Minority Interest Holder and its Affiliates shall respectively be redeemed and cancelled by Nevada JV in exchange for a net smelter returns royalty (a “Minority Royalty”) of one and one-half percent on all Product. Upon such redemption and cancellation, (i) the Minority Interest Holder shall immediately execute and deliver all such conveyances, instruments of Transfer and other documents as may be necessary or desirable to effect the foregoing, and (ii) Nevada JV and the Minority Interest Holder shall forthwith execute a Minority Royalty agreement the principal terms of which are stated on Schedule H.

ARTICLE 10

RETAINED ROYALTIES

10.1	Retained Royalties

(a)

(i) On the date of the Original Agreement, Nevada JV and Barrick Cortez executed, acknowledged and delivered to Barrick a Net Smelter Returns Royalty Deed in the form attached as Schedule I-A with respect to the properties included in the Barrick Contributed Assets, and (ii) on the first day immediately following the execution and delivery of the Original Agreement, Nevada JV and Leeville Holdco executed, acknowledged and delivered to Newmont a Net Smelter Returns Royalty Deed in the form attached as Schedule I-B with respect to the properties included in the Newmont Contributed Assets (each a “Retained Royalty Deed”).

(b)

If and when an Excluded Development/Exploration Property is contributed to Nevada JV by a Member or an Affiliate of such Member in accordance with Section 6.1 or the Settlement Agreement, such Member, Nevada JV and the other grantor (i.e., either Barrick Cortez or Leeville Holdco) under the Retained Royalty Deed to which such Member is a party shall amend such Retained Royalty Deed to: (i) include the contributed properties in the “Properties” that are subject to such Retained Royalty Deed, and (ii) increase the Threshold Amount as stated in such Retained Royalty Deed by the amounts of all mineral reserves (proven and probable) and mineral resources (measured, indicated and inferred) of gold and, if applicable, copper, if any, for such Excluded Development/Exploration Property, as stated in the most recent public filings of such Member’s Parent.

(c)	If Nevada JV or any subsidiary of Nevada JV sells, abandons or otherwise disposes of any Nevada JV property that is subject to a Retained Royalty Deed, then:

(i)	such property shall cease to be subject to such Retained Royalty Deed;

(ii)	the parties to such Retained Royalty Deed shall amend such Retained Royalty Deed to exclude such property;

(iii)

the “Threshold Amount” as stated in such Retained Royalty Deed shall be reduced by (a) the amounts of all mineral reserves (proven and probable) and mineral resources (measured, indicated and inferred) of gold and copper, if applicable, if any, that were attributable to such property on the date of the Implementation Agreement for purposes of calculating such Threshold Amount (or, in the case of a contributed Excluded Development/Exploration Property, the date of its contribution in accordance with Section 6.1 or the Settlement Agreement), less (b) the quantities of gold and, if applicable, copper that were produced by Nevada JV and its subsidiaries from such property and credited towards the Threshold Amount prior to the date of such disposition; and

(iv)

the conveyance of such property shall be made subject to the retention in favor of the Member that contributed, or whose Affiliate contributed, such property (or the entity holding such property) to Nevada JV, of a royalty equal to (a) 1.5% of net smelter returns on all production from such property, net of (b) the amount of any other royalties on such property as of the date of such conveyance (“Existing Royalties”), on the same terms and conditions as the applicable Retained Royalty Deed but without including any “Threshold Amount” or similar concept, in form reasonably acceptable to such Member; provided that the royalty retained by such Member shall in no event be less than 0.5% of net smelter returns on all production from such property. By way of example, if, as of the date of such conveyance, such property is subject to an Existing Royalty in the amount of (1) 0.5% of net smelter returns on production, then the amount of the royalty retained by the Member that contributed, or whose Affiliate contributed, such property shall be equal to 1.0% or net smelter returns, or (2) 1.5% of net smelter returns or more, then the amount of the royalty retained by the Member that contributed, or whose Affiliate contributed, such property shall be 0.5% of net smelter returns. If any Existing Royalty is other than a net smelter returns royalty, then the Members shall negotiate in good faith to agree on an equivalent value net smelter returns royalty for purposes of determining the amount of such Existing Royalty that is netted pursuant to clause (b) above.

ARTICLE 11

PARENT GUARANTEES

11.1	Barrick Guarantee

(a)

Barrick hereby absolutely, unconditionally and irrevocably guarantees in favour of Newmont Member, Newmont and Nevada JV the prompt and complete payment on demand of all amounts due and owing under this Agreement by Barrick Member and under any bonds or other Surety Arrangements provided by Barrick Member (and, if applicable, Barrick) pursuant to Section 5.4, and the observance and performance by Barrick Member of all the terms, covenants, conditions and provisions to be observed or performed by Barrick Member under this Agreement and by Barrick Member (and, if applicable, Barrick) under any such bonds or other Surety Arrangements other than any failure by Barrick Member to provide funds pursuant to Section 5.6(b), which failure shall be governed exclusively by Section 9.5 (collectively, the “Barrick Guaranteed Obligations”), and Barrick shall promptly make such payments on demand and shall promptly perform such Barrick Guaranteed Obligations, upon the non-payment, default or non-performance thereof by Barrick Member. The foregoing agreement of Barrick is absolute, unconditional, present and continuing and is in no way conditional or contingent upon any event, circumstance, action or omission which might in any way discharge a guarantor or surety in whole or in part. Without limiting the generality of the foregoing, in the event that Barrick Member shall default in the full and timely payment or performance of any Barrick Guaranteed Obligation, Barrick will promptly pay or perform, as applicable, such Barrick Guaranteed Obligation and Newmont Member, Newmont or Nevada JV, as applicable, may maintain an action upon this Agreement whether or not Barrick Member is joined therein or separate action is brought against Barrick Member.

(b)

Barrick agrees that it shall so pay or perform the Barrick Guaranteed Obligations on demand regardless of: (i) any bankruptcy, insolvency, liquidation, reorganization, moratorium or similar event with respect to or affecting Barrick Member; (ii) any change of name, any change or restructuring or termination of the corporate structure, ownership or existence of Barrick Member; or (iii) any other event or circumstance which would or might otherwise constitute a legal or equitable discharge of or defense available to any guarantor or surety.

(c)	Barrick agrees that it shall not be necessary to institute or exhaust any remedies or causes of action against Barrick Member or others as a condition of the obligations of Barrick hereunder.

(d)

Barrick hereby waives diligence, notice of demand, notice of default and all other notices and demands of any kind, and consents to any and all extensions of time or indulgences which may be given to Barrick Member.

(e)	Barrick shall take all such actions as are required to cause Barrick Member to perform fully and on a timely basis all of the Barrick Guaranteed Obligations.

(f)

The respective rights of each of Newmont Member, Newmont and Nevada JV, as applicable, under this Section 11.1 are cumulative and shall not be exhausted by the exercise of any of such rights hereunder or otherwise against Barrick or by any successive actions until and unless all indebtedness and liability hereby guaranteed has been paid and Barrick’s obligations under this Agreement have been fully performed.

11.2	Newmont Guarantee

(a)

Newmont hereby absolutely, unconditionally and irrevocably guarantees in favour of Barrick Member, Barrick and Nevada JV the prompt and complete payment on demand of all amounts due and owing under this Agreement by Newmont Member and under any bonds or other Surety Arrangements provided by Newmont Member (and, if applicable, Newmont) pursuant to Section 5.4, and the observance and performance by Newmont Member of all the terms, covenants, conditions and provisions to be observed or performed by Newmont Member under this Agreement and by Newmont Member (and, if applicable, Newmont) under any such bonds or other Surety Arrangements other than any failure by Newmont Member to provide funds pursuant to Section 5.6(b), which failure shall be governed exclusively by Section 9.5 (collectively, the “Newmont Guaranteed Obligations”), and Newmont shall promptly make such payments on demand and shall promptly perform such Newmont Guaranteed Obligations, upon the non-payment, default or non-performance thereof by Newmont Member. The foregoing agreement of Newmont is absolute, unconditional, present and continuing and is in no way conditional or contingent upon any event, circumstance, action or omission which might in any way discharge a guarantor or surety in whole or in part. Without limiting the generality of the foregoing, in the event that Newmont Member shall default in the full and timely payment or performance of any Newmont Guaranteed Obligation, Newmont will promptly pay or perform, as applicable, such Newmont Guaranteed Obligation and Barrick Member, Barrick or Nevada JV, as applicable, may maintain an action upon this Agreement whether or not Newmont Member is joined therein or separate action is brought against Newmont Member.

(b)

Newmont agrees that it shall so pay or perform the Newmont Guaranteed Obligations on demand regardless of: (i) any bankruptcy, insolvency, liquidation, reorganization, moratorium or similar event with respect to or affecting Newmont

Member; (ii) any change of name, any change or restructuring or termination of the corporate structure, ownership or existence of Newmont Member; or (iii) any other event or circumstance which would or might otherwise constitute a legal or equitable discharge of or defense available to any guarantor or surety.

(c)	Newmont agrees that it shall not be necessary to institute or exhaust any remedies or causes of action against Newmont Member or others as a condition of the obligations of Newmont hereunder.

(d)

Newmont hereby waives diligence, notice of demand, notice of default and all other notices and demands of any kind, and consents to any and all extensions of time or indulgences which may be given to Newmont Member.

(e)	Newmont shall take all such actions as are required to cause Newmont Member to perform fully and on a timely basis all of the Newmont Guaranteed Obligations.

(f)

The respective rights of each of Barrick Member, Barrick and Nevada JV, as applicable, under this Section 11.2 are cumulative and shall not be exhausted by the exercise of any of such rights hereunder or otherwise against Newmont or by any successive actions until and unless all indebtedness and liability hereby guaranteed has been paid and Newmont’s obligations under this Agreement have been fully performed.

ARTICLE 12

NOTE GUARANTY

12.1	Note Guaranty

(a)

The Parties acknowledge that on or about the date of the Original Agreement, Nevada JV has provided a guaranty and assumed the due and punctual performance and observance of all of the covenants and conditions of Newmont Member under the Note Indenture pursuant to a first supplemental indenture dated as of the date of the Original Agreement (the “Note Guaranty”) among Newmont, Newmont Member, Nevada JV and the trustee under the Note Indenture. Upon the payment by Nevada JV of any amount pursuant to the Note Guaranty, the Proportionate Interest of the Newmont Member will be diluted by the Note Guaranty Dilution Amount, in the manner set out herein. An illustration of such recalculation is set out in Part IV of Schedule G.

(b)

If demand for payment is made to Nevada JV pursuant to the Note Guaranty, the Operating Member shall, in its sole discretion, determine (i) whether Nevada JV is required to make any payment pursuant to the Note Guaranty, and (ii) whether any such payment shall be funded by (a) additional Member Contributions from Barrick Member for that purpose, (b) other Cash Available to Nevada JV, or (c) any combination of the foregoing. For clarity, in the case of the foregoing clause (A), any such Member Contributions shall be funded solely by Barrick Member, and not Newmont Member.

ARTICLE 13

AREA OF INTEREST

13.1	Area of Interest

(a)

Notwithstanding Section 3.3(c)(xiv), Nevada JV and its subsidiaries may, from time to time, directly or indirectly, apply for or acquire mineral rights, surface rights and or ancillary rights including water rights, over areas that fall in whole within the Area of Interest, or that constitute a single property interest or group of contiguous property interests that falls in part within the Area of Interest. Only if approved in accordance with Section 3.3(c)(xiv), Nevada JV and its subsidiaries may, from time to time, apply for or acquire other mineral rights, surface rights and or ancillary rights including water rights, over areas that fall in whole outside the Area of Interest but in the State of Nevada. Without the approval of the Members, Nevada JV and its subsidiaries may not, directly or indirectly, apply for or acquire mineral rights, surface rights and or ancillary rights including water rights, over areas that fall outside the State of Nevada .

(b)

Subject to Section 13.2, if, from time to time, after the date hereof, any interest whatsoever in any real property or any mineral concessions, leases, claims or other form of mineral rights whatsoever, including mineral rights, surface rights and/or ancillary rights, including water rights, are issued, transferred to or acquired, directly or indirectly, by a Member or an Affiliate of a Member (other than Nevada JV and its subsidiaries) (the “Acquiring Member”) that (i) fall in whole within the Area of Interest, (ii) constitute a single property interest or group of contiguous property interests that falls predominantly within the Area of Interest, or (iii) constitute a single property interest or group of contiguous property interests that falls in part (but not predominantly) within the Area of Interest (in the case of (i) and (ii), all of such interests or rights, and in the case of (iii), only the portion of such interests or rights that falls within the Area of Interest, are referred to as the “Additional Rights”), then upon the date of such acquisition the Acquiring Member shall promptly provide notice containing the full particulars of the Additional Rights to the Board. Notwithstanding the foregoing, Additional Rights shall not include any royalty or other interest in any Excluded Property that is retained by or granted to any Member or Affiliate of any Member in connection with any sale or other disposition of such Excluded Property by such Member or Affiliate to an arms’ length third party.

(c)

Subject to Section 13.2, the Acquiring Member shall or shall cause its Affiliate, as applicable, to contribute such Additional Rights, free and clear of all Encumbrances, other than Permitted Encumbrances and any other Encumbrances existing on the date of the acquisition of such Additional Rights by the Acquiring Member, to Nevada JV such that they will form part of the Nevada JV Assets for no additional consideration. The Members (or their respective Affiliates, as applicable) shall endeavour to close such acquisition of Additional Rights by Nevada JV as soon as practicable following the acquisition of such Additional Rights by the Acquiring Member. The Acquiring Member and the other Member shall, and, if applicable, shall cause their respective Affiliates, to cooperate with each other to effect such transfer and contribution of Additional Rights to Nevada JV in the most tax efficient manner reasonably practicable. Any such transfer of Additional Rights shall not be deemed to be a Member Contribution. For greater certainty, upon such transfer of Additional Rights to Nevada JV as aforesaid neither Member’s Proportionate Interest shall be diluted.

13.2	Exceptions

(a)

For greater certainty, Section 13.1 shall not apply to the equity interests in a publicly-listed entity (or, unless Section 13.1(c) applies, any Additional Rights held by such entity) that are held, directly or indirectly, by a Member or any of its Affiliates on the date hereof. For greater certainty, such equity interests shall not constitute Barrick Contributed Assets or Newmont Contributed Assets.

(b)

Section 13.1 does not apply to an acquisition by a Member or its Affiliate of an entity that owns Additional Rights if such Additional Rights are not the primary purpose of the acquisition and constitute less than 20% of the net asset value of such entity.

(c)

If a Member or any of its Affiliates proposes to acquire control of a publicly-traded entity that owns Additional Rights or proposes to acquire control of any other entity that owns Additional Rights (an “Acquisition Target”), whether or not such Member owns any equity interest on the date hereof in the Acquisition Target, in each case where the Additional Rights constitute 20% or more of the operating net asset value of such Acquisition Target, then such acquisition of control shall not be subject to Section 13.1, and instead the following procedures shall apply:

(i)

the Member proposing to solicit, negotiate or enter into an agreement, arrangement, understanding or commitment in respect of the acquisition of control of the Acquisition Target (the “Purchasing Member”) shall first provide written notice of such intention to the other Member (the “Acquisition Notice”), which notice shall provide all relevant and available details regarding the Acquisition Target, the Additional Rights held by such Acquisition Target and the price and all other proposed terms and conditions on which the Member is proposing to acquire the Acquisition Target;

(ii)	the Purchasing Member shall keep the other Member reasonably apprised of the status of the proposed acquisition of the Acquisition Target;

(iii)

within 30 Business Days following the receipt of the Acquisition Notice, the Member receiving the Acquisition Notice shall have the right to elect that, if the Purchasing Member completes the acquisition of the Acquisition Target, Nevada JV will purchase the Additional Rights that form part of the Acquisition Target’s assets, free and clear of all Encumbrances, other than Permitted Encumbrances and any other Encumbrances existing on the date of the acquisition of such Additional Rights by the Acquiring Member, for a price, payable in cash by Nevada JV to the Purchasing Member, equal to the fair market value of such Additional Rights as determined in accordance with Schedule F. If this election is made the Members shall take all reasonable steps to ensure that Nevada JV purchases the Additional Rights on the terms set out herein as promptly as practicable following the closing of the acquisition of the Acquisition Target; provided, for certainty, that if no such election is made within such 30 Business Day period, then Nevada JV shall not purchase such Additional Rights; and

(iv)	if any Member purchases an Acquisition Target without complying with the provisions of this Section 13.2(c), such Member shall contribute the Additional Rights to Nevada JV for no consideration.

(d)	For greater certainty, Section 13.1 does not apply to any acquisition by a Member or any of its Affiliates pursuant to a Member Transaction Offer in accordance with Section 4.13.

ARTICLE 14

APPLICABLE LAW; DISPUTES

14.1	Applicable Law; Consent to Jurisdiction

This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Delaware, without regard to choice of laws or conflict of laws principles that would require or permit the application of the laws of any other jurisdiction. Each of the Parties hereby irrevocably attorns and submits to the exclusive jurisdiction of the courts of the State of Nevada or federal courts of Nevada respecting all matters relating to this Agreement and the rights and obligations of the Parties hereunder. Each of the Parties hereby agrees that service of any legal proceedings relating to this Agreement may be made by physical delivery thereof to its address provided in, or in accordance with, Section 18.1.

14.2	Dispute Resolution

(a)

Except as otherwise provided herein, in the event of any dispute, claim or difference arising between the Parties, including the Member acting as the Operating Member, in respect of the subject matter, the interpretation or the effect of this Agreement, such Parties (the “Involved Parties”) shall use their best endeavors to settle successfully such dispute, question or difference. To this effect, they shall consult and negotiate with each other, in good faith and understanding of their mutual interests, to reach an equitable solution satisfactory to the Involved Parties.

(b)

If the Involved Parties do not reach a solution within a period of 30 days from the date a party first notifies the other Involved Parties in writing of a dispute, then the matter shall be submitted to the Dispute Committee who shall consult and negotiate with each other, in good faith, to attempt to resolve the matter within 21 days of it being referred to them. Subject to Section 14.2(c), if the Dispute Committee is unable to resolve the matter within such 21-day period, then either party may submit such matter to the courts of the State of Nevada or federal courts of Nevada.

(c)

Where a dispute, claim or difference arising between the Parties relates to the characterization of expenditures as Development Capital Expenditures or sustaining capital expenditures, and the Dispute Committee is unable to resolve the matter in accordance with Section 14.2(b), then Nevada JV will submit the dispute to the Auditor who shall be instructed to make a determination as to the characterization of the expenditures within 30 days. Such determination by the Auditor shall be conclusive and binding on the Parties.

14.3	Continuing Obligations

Pending settlement of any dispute, the Parties shall abide by their obligations under this Agreement without prejudice to a final adjustment in accordance with an order of a court settling such dispute.

14.4	Waiver of Jury Trial

EACH PARTY IRREVOCABLY WAIVES ITS RESPECTIVE RIGHTS TO JURY TRIAL OF ANY DISPUTE BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OTHER AGREEMENTS RELATING HERETO OR ANY DEALINGS AMONG THE PARTIES RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. The Parties each acknowledge that this waiver is a material inducement to enter into a business relationship and that they will continue to rely on the waiver in their related future dealings.

ARTICLE 15

CONFIDENTIALITY; PUBLIC ANNOUNCEMENTS

15.1	General

Confidential Information shall not be disclosed by a Member or any of its Affiliates to any third party or the public without the prior written consent of Newmont Member with respect to a disclosure by Barrick Member or its Affiliates or of Barrick Member with respect to a disclosure by Newmont Member or its Affiliates. Nevada JV shall not disclose Confidential Information except as permitted pursuant to Section 15.2 without the Approval of the Board.

15.2	Exceptions

The restriction imposed by Section 15.1 shall not apply to a disclosure of Confidential Information:

(a)	to government agencies as required by the terms of any Governmental Authorizations;

(b)	to employees of a Party or to an Affiliate, consultant or to a contractor or subcontractor that has a bona fide need to be informed;

(c)

to any third party (i) to whom the disclosing Member lawfully contemplates a Transfer of all or any part of its interest in or to this Agreement and its Membership Interest (in accordance with the terms hereof) or (ii) by a Member or its Affiliates to a party with which such Member or Affiliate is engaged in bona fide discussions with respect to a potential acquisition of Control of the Parent of the disclosing

Member where shares of the Parent are posted for trading on a recognized stock exchange;

(d)

to a governmental agency or stock exchange or to the public which the disclosing Member believes in good faith is required to be made by (i) any applicable Legal Requirements, (ii) any order, decree or directive of any competent judicial, legislative or regulatory body or authority applicable to the disclosing Party or (iii) the rules of any relevant stock exchange or securities regulatory authority; provided that any obligation to file all or a portion of this Agreement with any securities regulatory authority shall be in accordance with Section 15.5;

(e)	to actual or potential lenders, brokers, bankers, investment bankers or underwriters as to the disclosing Party who have a bona fide need to be informed;

(f)

to independent accountants, legal counsel or other technical or professional advisors engaged by a Party or by the Operating Member for the purpose only of enabling such accountants, legal counsel or other professional advisors to give appropriate advice in respect of matters arising under this Agreement related to Operations or in respect of the normal business operations of the disclosing Member or its Affiliates;

(g)

to any recognized merchant or investment banking firm engaged in giving advice to the disclosing Member in connection with this Agreement or in respect of the normal business operations of the disclosing Member or its Affiliates;

(h)

in connection with any legal proceeding arising in connection with this Agreement, but any such disclosure shall be subject to such confidentiality procedures as may be reasonably requested by the disclosing Party and approved by the court; or

(i)	which is made with the written consent of the other Parties.

In any case involving disclosure by a Member to which Section 15.2(a), (c), (d), (e) or (g) is applicable (subject to Section 15.3 with respect to disclosures required by applicable Legal Requirements), the disclosing Member shall, except as provided in Section 15.3, give notice to Barrick Member with respect to any disclosure by Newmont Member or its Affiliates or to Newmont Member with respect to any disclosure by Barrick Member or its Affiliates, in each case, at least 48 hours in advance of the making of such disclosure; provided, however, that such notice shall not be required with respect to information disclosed pursuant to Section 15.2(a) on a regular basis in the ordinary course of business. Such notice shall identify the Confidential Information to be disclosed and the recipient. As to any disclosure pursuant to Section 15.2(b), (c), (e), (f) or (g), only such Confidential Information as such third party shall have a legitimate business need to know shall be disclosed. As to any disclosure pursuant to Section 15.2(a) or (d), the disclosing Member shall disclose, or permit the disclosure of, only that portion of Confidential Information required to be disclosed and shall take all reasonable steps to preserve the confidentiality thereof, including availing itself of the full benefits of any laws, rules, regulations, or contractual rights as to disclosure on a confidential basis to which it may be entitled including, to the extent permitted by Legal Requirements, redacting all proprietary, structural or other Confidential Information of the other Member prior to making such disclosure and where practicable, only following prior review of the other Member. As to any disclosure pursuant to Section 15.2(c), (e) or (g), such third party shall first agree in writing to protect the Confidential Information from further disclosure to the same extent as the Parties are obligated under this Article 15, and the disclosing Member shall concurrently with the making of such disclosure give notice to Barrick Member with respect to any disclosure by Newmont Member or its Affiliates or to Newmont Member with respect to any disclosure by Barrick Member or its Affiliates that the required agreement in writing has been completed. Notwithstanding the absence of a required written agreement, the disclosing Party shall be responsible for assuring that no unauthorized disclosure of information to be kept confidential pursuant to Section 15.1 is made by any Person receiving information pursuant to Section 15.2(b) or (f); provided that no Party shall be liable to any other Party for the fraudulent or negligent disclosure of Confidential Information by any such Person if the Party who seeks to take the benefit of this clause shall have taken reasonable steps to ensure the preservation and confidential nature of the information.

15.3	Public Announcements

Each Member shall, to the extent practicable, in advance of making, or any of its Affiliates making, a public announcement to a stock exchange or otherwise concerning this Agreement or Operations, advise the other Member of the text of the proposed report and provide the other Member with the opportunity to comment upon the form and content thereof before the same is issued; provided, however, that a Member or an Affiliate may make a public disclosure it believes in good faith is required by applicable Legal Requirements or any listing or trading agreement concerning the publicly traded securities of its direct or indirect parent (in which case the disclosing Member will use its reasonable best efforts to advise the other Member prior to the disclosure). If the other Member does not respond within 48 hours (excluding days that are not Business Days) or such lesser time specified as the maximum by the issuing Member or Affiliate, the announcement or report may be issued. The final text of the same and the timing, manner and mode of release shall be the sole responsibility of the issuing Member who shall indemnify, defend and hold the other Member and its Affiliates, together with Nevada JV and its subsidiaries, harmless in respect of any third-party claims arising therefrom.

15.4	Duration of Confidentiality

The provisions of this Article 15 shall apply to Confidential Information during the term of this Agreement and for two years following termination of this Agreement and, as to any Member who Transfers its Membership Interest, for two years following the date of such occurrence with the exception in either case that the provisions of this Article 15 shall continue to apply to any information qualifying as a trade secret under applicable Legal Requirements until such time as the information no longer qualifies as Confidential Information.

15.5	Redacted Filings

If a Parent or Member determines that this Agreement is or has become a material contract that is required to be filed pursuant to applicable securities laws or other Legal Requirement, such Parent or Member covenants:

(a)	to file on EDGAR and/or SEDAR, as applicable, a redacted version of this Agreement in order not to prejudicially affect the interests of the Members or Parents; and

(b)	to consult with the other Parent and Member on the preparation of such redacted Agreement prior to filing.

15.6	Disclosure of Party’s Own Confidential Information

Notwithstanding any other provision of this Agreement, nothing in this Agreement shall prevent (i) Barrick or its Affiliates from using or disclosing Barrick Proprietary Property without the consent of Newmont Member or Nevada JV or (ii) Newmont and its Affiliates from using or disclosing Newmont Proprietary Property without the consent of Barrick Member or Nevada JV.

ARTICLE 16

TRANSFERS; PREFERENTIAL PURCHASE RIGHTS; EXEMPT TRANSFERS

16.1	Transfer Procedures

For purposes of this Article 16, Membership Interests and Member Loans held by Newmont or any of its Affiliates are referred to as the “Newmont Nevada JV Interests”, and Membership Interests and Member Loans held by Barrick Member and any of its Affiliates are referred to as the “Barrick Nevada JV Interests”. The Newmont Nevada JV Interests and the Barrick Nevada JV Interests are referred to individually and collectively as the “Nevada JV Interests”. A Member shall have the right to Transfer its Nevada JV Interests to any third party solely as provided in, and subject to, this Article 16 and may not otherwise Transfer such Nevada JV Interests.

(a)

Consent. No Member shall Transfer less than all of its Nevada JV Interests or Transfer its Nevada JV Interests to a Transferee that is not just one Person without the written consent of the other Member, which may be withheld or conditioned at such Member’s sole discretion.

(b)

Notice and Undertaking by Transferee; Substituted Member. No Transfer shall be effective and no transferee of a Member’s Nevada JV Interests shall have the rights of such Member hereunder unless (i) the Transfer was completed in compliance herewith (including compliance with Section 16.2, if applicable), (ii) the transferring Member has provided to the other Member notice of such Transfer and (iii) the transferee, as of the effective date of the Transfer, has covenanted by a written undertaking with the other Member to be bound by this Agreement to the same extent as the transferring Member in a form satisfactory to the other Member. Subject thereto, the transferee shall be deemed to be a party to this Agreement and shall become a substituted Member on the effective date of such Transfer, with a

Proportionate Interest equal to the Proportionate Interest held by the transferring Member as of the effective date of such Transfer.

(c)	Transferor Not Relieved from Liability. A Member who Transfers its Nevada JV Interests shall be subject to Section 17.2.

(d)

Encumbrances. If the Transfer is the grant of an Encumbrance in a Member’s Membership Interest to secure a loan or other indebtedness of a Member in a bona fide transaction, such Encumbrance shall be granted only in connection with financing payment or performance of such Member’s obligations under this Agreement and shall be subject to the terms of this Agreement and the rights and interests of the other Member hereunder, and shall be subject to the condition that the secured party first enters into a written agreement with the other Member in form satisfactory to the other Member, acting reasonably, binding upon the secured party, to the effect that the secured party’s remedies under the Encumbrance shall be limited to the sale of the whole (and only the whole) of the encumbering Member’s Membership Interest and shall be subject to a provision that, in the event such security becomes enforceable and is enforced, such Membership Interest shall first be offered to the other Member subject to the following terms: (i) the price of any preemptive sale to the other Member shall be the remaining principal amount of the loan plus accrued interest and related expenses owing to the secured party, (ii) such preemptive sale shall occur within 60 days of the notice to the other Member of the secured party’s intent to enforce its security and (iii) failure of the other Member to accept the offer or, if the offer is accepted, failure of the sale to close by the end of the 60 -day period, unless such failure is caused by either the encumbering Member or by the secured party, shall permit the secured party to sell the encumbering Member’s Membership Interest in accordance with the terms of the Encumbrance and with applicable Legal Requirements; provided, however, that such sale shall be subject to the purchaser covenanting with the remaining Member to be bound by the terms of this Agreement.

(e)

Taxes. The transferring Member and the transferee of any Nevada JV Interests (except as is provided in Section 16.2(d)) shall be responsible for payment of any taxes, fees, levies or other governmental charges payable under applicable Legal Requirements in respect of the Transfer and shall indemnify and hold harmless the other Member and Nevada JV in respect thereof.

16.2	Preferential Purchase Rights

(a)

Obligation to Give Offer Prior to Sale. Each Member agrees that, except as provided in Section 16.3 and other than changes in ownership of its Parent, such Member will not, directly or indirectly, Transfer or suffer the Transfer to any third party of its Nevada JV Interests, whether now owned or hereafter acquired, or whether by sale or otherwise, and whether voluntary or involuntary, until and unless such Member shall have first made the offer to sell as set forth in this Section 16.2.

(b)

Procedures for Offer. The offering Member shall deliver a written notice of the proposed Transfer to the other Member and shall provide a copy of such notice to the Board. The notice shall contain a description of the proposed Transfer, the identity of the transferee (which shall not be stated in the alternative), details concerning the financial capacity and operational experience of such transferee, the terms thereof and a description of the consideration to be received by the offering Member upon Transfer of the Nevada JV Interests; provided that if the consideration for the proposed Transfer is in whole or in part, other than monetary, the notice shall describe such consideration and state its monetary equivalent (based upon the fair market value of the non-monetary consideration as stated in terms of U.S. dollars). The notice shall further state that the offeree Member or its designee may acquire the Nevada JV Interests proposed to be Transferred upon the terms and conditions and for the price (monetary equivalent) set forth in such notice.

(c)

Response to Offer. Subject to any limitations imposed by law, the offeree Member shall have a period of 60 days after receipt of the notice described in Section 16.2(b) in which to elect to purchase the Nevada JV Interests proposed to be Transferred by delivering written notice to the offering Member, with a copy of such notice provided to Board.

(d)

Failure to Accept Offer. If the offeree Member does not elect within the 60-day period provided for in Section 16.2(c) to purchase the Nevada JV Interests proposed to be Transferred, the offering Member may either withdraw its offer to Transfer such Nevada JV Interests or Transfer all such Nevada JV Interests to the identified transferee at a price and on terms no less favorable to the offering Member than those offered by the offering Member in the notice; provided that the transferee provides the written undertaking agreeing to be bound by the terms of this Agreement pursuant to Section 16.1(b). The offering Member shall provide information to the offeree Member sufficient to enable the offeree Member to verify the price and terms of the sale. If such Transfer to the third party transferee is not made within 90 days following the termination of the 60-day period provided for in Section 16.2(c), then a new offer must be made pursuant to the provisions of Section 16.2(a) before the offering Member can Transfer its Nevada JV Interests and the provisions of this Section 16.2 shall again apply to such Transfer.

(e)

Closing. The closing of any sale and purchase of Nevada JV Interests between the Members pursuant to Section 16.2(c) shall be held at a time and place as is mutually agreeable to the Members. In the absence of such agreement, the closing shall be held at the office of the Operating Member within 30 days after the offeree Member has pursuant to Section 16.2(c) accepted the offer made by the offering Member. At the closing, the offering Member shall Transfer and deliver duly completed Transfers and the certificate(s), if any, for the applicable Membership Interest and shall assign any applicable Member Loans to the offeree Member or its designee, free and clear of all Encumbrances except as expressly provided herein and shall execute and deliver such other instruments, documents, certificates and opinions as the offeree Member reasonably deems necessary or appropriate to properly effect the Transfer of such Nevada JV Interests. Nevada JV shall, upon receipt of the

Transfer documents and instruments, cause an appropriate entry to be made in the Schedule of Members to reflect the new ownership. All sales, stamp and similar Transfer taxes and expenses related to such Transfer shall be paid by the offeree Member.

(f)	Applicability of Section 16.1. Any Transfer made pursuant to this Section 16.2 shall be subject to the provisions of Section 16.1.

16.3	Exempt Transfers

Section 16.2 shall not apply to (i) a Transfer by Barrick Member or any successor of Barrick Member as to the Barrick Nevada JV Interests pursuant to this Section 16.3 to an Affiliate that is a direct or indirect wholly-owned subsidiary of Barrick (a “Barrick Transferee Affiliate”), (ii) a Transfer by Newmont Member or any successor of Newmont Member as to the Newmont Nevada JV Interests pursuant to this Section 16.3 to an Affiliate that is a direct or indirect wholly-owned subsidiary of Newmont (a “Newmont Transferee Affiliate”); provided that, in the case of each of clauses (i) and (ii), such Affiliate shall assume the obligations of the Member and become a party to this Agreement in accordance with Section 16.1(b) or (iii) a Transfer to the State of Nevada or its designee by any Member that occurs as a result of an expropriation by the State of Nevada.

16.4	Loss of Affiliate Status

(a)

By Newmont Member or Newmont Transferee Affiliate. If Newmont Member or any Newmont Transferee Affiliate should at any time while it holds the Newmont Nevada JV Interests lose its status as a direct or indirect wholly-owned subsidiary of Newmont, it shall promptly give notice thereof to the holder of the Barrick Nevada JV Interests if such holder of the Barrick Nevada JV Interests is a direct or indirect wholly-owned subsidiary of Barrick. If within 30 days after the receipt of such notice, or at any time if Newmont Member or the Newmont Transferee Affiliate, as the case may be, fails to give such notice, the holder of the Barrick Nevada JV Interests (provided that such holder is a direct or indirect wholly-owned subsidiary of Barrick) gives written notice (the “Barrick Re-Transfer Notice”) to Newmont Member or such Newmont Transferee Affiliate, as the case may be, demanding that the Newmont Nevada JV Interests be assigned or reassigned to a direct or indirect wholly-owned subsidiary of Newmont, then Newmont Member or such Newmont Transferee Affiliate, as the case may be, shall forthwith Transfer the Newmont Nevada JV Interests to a direct or indirect wholly-owned subsidiary of Newmont, which shall assume the obligations of Newmont Member or the transferring Newmont Transferee Affiliate, as the case may be, and become a party to this Agreement in accordance with Section 16.1(b). If such holder of the Barrick Nevada JV Interests fails to give the Barrick Re-Transfer Notice within 30 days after receiving notice from the holder of the Newmont Nevada JV Interests as above provided, it shall be deemed to have waived the right to give such Barrick Re-Transfer Notice.

(b)

By Barrick Member or Barrick Transferee Affiliate. If Barrick Member or any Barrick Transferee Affiliate should at any time while it holds the Barrick Nevada JV Interests lose its status as a wholly-owned direct or indirect subsidiary of Barrick, it shall promptly give notice thereof to the holder of the Newmont Nevada JV Interests, if such holder of the Newmont Nevada JV Interests is a direct or indirect wholly-owned subsidiary of Newmont. If within 30 days after the receipt of such notice, or at any time if Barrick Member or the Barrick Transferee Affiliate, as the case may be, fails to give such notice, the holder of the Newmont Nevada JV Interests (provided that such holder is a direct or indirect wholly-owned subsidiary of Newmont) gives written notice (the “Newmont Re-Transfer Notice”) to Barrick Member or such Barrick Transferee Affiliate, as the case may be, demanding that the Barrick Nevada JV Interests be assigned or reassigned to a wholly-owned direct or indirect subsidiary of Barrick, then Barrick Member or such Barrick Transferee Affiliate, as the case may be, shall forthwith Transfer the Barrick Nevada JV Interests to a direct or indirect wholly-owned subsidiary of Barrick, which shall assume the obligations of Barrick Member or the transferring Barrick Transferee Affiliate, as the case may be, and become a party to this Agreement in accordance with Section 16.1(b). If such holder of the Newmont Nevada JV Interests fails to give the Newmont Re-Transfer Notice within 30 days after receiving notice from the holder of the Barrick Nevada JV Interests as above provided, it shall be deemed to have waived the right to give such Newmont Re-Transfer Notice.

16.5	Corporate Approvals

The Members shall take, or shall cause Nevada JV to take, any actions as may be required to approve any Transfers of Membership Interests that are authorized in accordance with the provisions of this Article 16.

ARTICLE 17

TERMINATION

17.1	Termination of Agreement

(a)	Termination. Except as otherwise provided herein, this Agreement shall continue in full force and effect without limit until the earliest of the following events:

(i)	all the Members agree in writing to terminate this Agreement;

(ii)	Nevada JV is dissolved in accordance with Section 17.1(b); or

(iii)	there remains only one Member;

provided, however, that this Agreement shall cease to have effect with regards to any Person who ceases to hold directly or indirectly any Membership Interest or Member Loans pursuant to and in accordance with the terms of this Agreement save for any provisions hereof which, expressly or by implication, are to continue in full force and effect thereafter.

(b)	Dissolution.

(i)

The existence of Nevada JV shall be perpetual; provided that Nevada JV shall be dissolved, and its affairs shall be wound up, upon the first to occur of the following: (a) the Approval by the Board of a voluntary winding up or (b) the entry of a decree of judicial dissolution of Nevada JV under Section 18-802 of the Act. Except as provided in this Section 17.1(b)(i), Nevada JV shall not dissolve due to any circumstances described, or to which reference is made, in Section 18-801 of the Act.

(ii)

The bankruptcy or other event described in Section 18-304 of the Act with respect to any Member will not cause such Member to cease to be a member of Nevada JV and upon the occurrence of any such event, the business of Nevada JV shall continue without dissolution.

(c)

Winding Up by Liquidator. If Nevada JV is dissolved pursuant to Section 17.1(b), the Members shall procure a liquidator that is acceptable to each of the Members (the “Liquidator”), which shall wind-up the affairs of Nevada JV as follows:

(i)	as promptly as possible after dissolution, cause a proper accounting to be made of Nevada JV’s assets, liabilities and Operations through the last day of the month in which the dissolution occurs;

(ii)

pay all of the debts and liabilities of Nevada JV or otherwise make adequate provision for such debts and liabilities (including, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the Liquidator may reasonably determine) to the extent required by the Act; and

(iii)

then, by payment of cash or property, distribute to the Members such amounts or property as are required to distribute all remaining amounts or property to the Members in accordance with Section 8.1(b).

Upon completion of the winding-up of Nevada JV, the Liquidator or the Board, as applicable, shall (i) prepare and submit to each Member a final statement with respect thereto and (ii) file a certificate of cancellation with the Secretary of State of the State of Delaware and cancel any other filings and take such other actions as may be necessary to terminate Nevada JV.

17.2	Continuing Obligations Upon Withdrawal or Transfer

(a)

If any Member surrenders, relinquishes, Transfers or is divested of its Membership Interest, whether in accordance with provisions of this Agreement or otherwise, other than pursuant to Section 9.9 (any such event, a “Withdrawal”), then, unless otherwise agreed by the non-withdrawing Member in its sole discretion, the withdrawing Member shall be required to pay to Nevada JV, on demand by the non-withdrawing Member, an amount equal to the withdrawing Member’s share of funds required by Nevada JV to satisfy liabilities of Nevada JV to third parties for Continuing Obligations, whether such liability accrues and is payable before or after such Withdrawal, arising out of Operations conducted during the term of this Agreement but prior to such Withdrawal, if Cash Available to Nevada JV (without receiving additional Member Contributions) is insufficient to satisfy such liabilities as they come due. For purposes of this Section 17.2(a), such withdrawing Member’s share of such liability for Continuing Obligations (which liability shall be offset by the amount of funds in any reserve account established to satisfy such Continuing Obligations) shall be in proportion to its Proportionate Interest at the time such liability was incurred or when it accrued and, for that purpose, Continuing Obligations that are included in Newmont Assumed Liabilities or Barrick Assumed Liabilities, as applicable, shall be deemed to have been incurred by Nevada JV as of the date of the Original Agreement. The obligations of a withdrawing Member under this Section 17.2 shall extend to, and be enforceable by, only the non-withdrawing Member and shall not extend to or be enforceable by Nevada JV or any other Person.

(b)

Any funds paid by a withdrawing Member to Nevada JV pursuant to Section 17.2(a) shall be dedicated to satisfying the applicable Continuing Obligations, and shall not be used by Nevada JV for any other purpose.

17.3	Right to Data After Termination

After termination of this Agreement by written agreement of all Parties, each Member shall be entitled to copies of all information related to Operations during the term of this Agreement not previously furnished to it, but a Member shall not be entitled to any such copies after any other termination for any other reason.

ARTICLE 18

GENERAL PROVISIONS

18.1	Notices

All notices and other communications hereunder shall be in writing, and shall be effective (i) when personally delivered, including delivery by express courier service, (ii) on the day of receipt specified in any return receipt if it shall have been deposited in the mails or (iii) if transmitted by electronic mail, on the date of transmission, in each case, to the addressee Party’s principal address stated below, whichever of the foregoing shall first occur; provided that any notice received after normal business hours at the place of delivery shall not be effective until the next Business Day at the place of delivery. Until otherwise specified by notice, the addresses for any notices shall be:

(a)	If to Nevada JV to:

Nevada Gold Mines LLC

1655 Mountain City Highway

Elko, Nevada 89801

Attention:	General Counsel
Email:	Hiliary.Wilson@nevadagoldmines.com

with copies to Barrick and Newmont (at the addresses specified below)

(b)	If to Barrick Member or Barrick, to:

Barrick Mining Corporation

Brookfield Place, Suite 3700

161 Bay Street, P.O. Box 212

Toronto, ON M5J 2S1

Attention:	Chief Legal, Compliance and Policy Officer
Email:	notices@barrick.com

with copies (which shall not constitute notice) to:

Barrick Gold of North America, Inc.

310 South Main Street

Suite 1150

Salt Lake City, Utah 84101

Attention:	General Counsel, U.S.
Email:	USLegalNotices@barrick.com

and

Davies Ward Phillips & Vineberg LLP

155 Wellington Street West

Toronto, ON M5V 3J7

Attention:	Melanie Shishler, Richard Fridman and Jared Solinger
Email:	mshishler@dwpv.com, rfridman@dwpv.com and jsolinger@dwpv.com

(c)	If to Newmont Member or Newmont, to:

Newmont Corporation

6900 E. Layton Avenue

Suite 700

Denver, CO 80237

USA

Attention:	Peter Wexler, Chief Legal Officer
Email:	peter.wexler@newmont.com and legalnotices@newmont.com

with copies (which shall not constitute notice) to:

Attention:	Logan Hennessey, Group Head, Legal Governance & Compliance; Veronica Tough, Director of Non-Managed Joint Ventures

Email:	logan.hennessey@newmont.com, veronica.tough@newmont.com, and corporatesecretary@newmont.com

and

Goodmans LLP

Bay-Adelaide Centre, West Tower

333 Bay Street, Suite 3400

Toronto, ON M5H 2S7

Attention:	Neill May
Email:	nmay@goodmans.ca

A Party may change its address from time to time by notice to the other Parties.

18.2	Assignment

No Party may Transfer all or any portion of its rights and/or obligations under this Agreement except in accordance with the applicable provisions hereof. Subject to the foregoing, this Agreement shall bind and inure to the benefit of the Parties and their respective successors and permitted assigns.

18.3	Waiver

Except as otherwise provided in this Agreement, failure on the part of any Party to exercise any right hereunder or to insist upon strict compliance by any other Party with any of the terms, covenants or conditions hereof shall not be deemed a waiver of such right, term, covenant or condition or limit the Party’s right thereafter to enforce any provision or exercise any right, power or remedy. No provision of this Agreement shall be construed to be a waiver by any of the Parties of any rights or remedies such Party may have against any other Party for failure to comply with the provisions of this Agreement and, except as expressly provided in this Agreement, no remedy or right herein conferred is intended to be exclusive of any other remedy or right, but every such remedy or right shall be cumulative and shall be in addition to every other remedy or right herein conferred or hereafter existing at law or in equity.

18.4	Amendments

This Agreement may not be amended or modified except by a written instrument signed by all of the Parties, and Nevada JV shall be bound by any such amendment or modification. No Member shall be bound by any modification or amendment of this Agreement or waiver of any provision hereof unless such modification, amendment or waiver is set forth in a written instrument signed by each of the Members.

18.5	Force Majeure

The obligations of a Party shall be suspended to the extent and for the period that performance by such Party is prevented by any event of Force Majeure; provided that the affected Party shall give notice to the other Parties promptly, but in no event later than 30 days after the suspension of performance, stating in such notice the nature of the suspension, the reasons for the suspension and the expected duration of the suspension. The affected Party shall resume performance as soon as reasonably possible. Any time period during which performance must be achieved and as to which such performance is delayed because of Force Majeure shall be extended by a period equal to the period of suspension. Notwithstanding anything in this Section 18.5 to the contrary, an event of Force Majeure shall not excuse any payment obligation of any Party hereunder.

18.6	Further Assurances

Each Party shall take from time to time upon request of another Party, for no additional consideration, such actions and shall execute and acknowledge in form required by law for recording or registering with the proper Person and shall deliver to the requesting Party such notices, deeds or other instruments incorporating, referring to, or carrying out the provisions of this Agreement as the requesting Party may reasonably deem necessary in order to preserve or protect its interest under this Agreement or as may be reasonably necessary or convenient to implement and carry out the intent, provisions of and purpose of this Agreement.

18.7	Survival of Terms and Conditions

Subject to Section 2.14(b), the provisions of this Agreement shall survive its termination to the full extent necessary for their enforcement and the protection of the Party in whose favor they run. Without limiting the generality of the foregoing, the following provisions of this Agreement shall survive termination: Sections 2.9 and 2.11; Sections 4.2(a)(ii) and (iii); Sections 9.1 through 9.4; Sections 9.5(c)(ii) and 9.5(d); Article 11; Article 14; Article 17; and Sections 18.1, 18.2, 18.3, 18.4, 18.6 and 18.14.

18.8	Entire Agreement

This Agreement, including all attached Schedules, and the Implementation Agreement and the Settlement Agreement contain the entire and final understanding of the Members and supersede all other prior agreements and understandings between the Members related to the subject matter of this Agreement.

18.9	Severability

Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. The validity of remaining sections, provisions, terms and parts of this Agreement shall not be affected by a court, administrative board or other proceeding of competent jurisdiction deciding that a provision, term or part of this Agreement is illegal, unenforceable, in conflict with any law or contrary to public policy. In such event the Parties shall undertake good faith efforts to amend this Agreement in order to replace such provision by a reasonable new provision or provisions which, as far as legally possible, shall approximate what the Parties intended by such original provision and the purpose thereof. Without limiting the generality of the foregoing, nothing in this Agreement shall require any Manager to act in contravention of the duties imposed on such Manager by applicable Legal Requirements.

18.10	Computation of Interest

Where the accumulation of interest at SOFR is provided for hereunder, such interest shall be determined for each full or partial calendar month in which interest accrues under any obligation to which it applies or any note or other instrument executed pursuant hereto, and shall apply to all interest obligations accruing in such month. The interest rate shall be determined monthly based upon the stated SOFR in effect on the first (1st) business day of each calendar month. As used in this definition, “business day” means a day on which the New York banks are open for business and on which a quotation of SOFR may be obtained.

18.11	No Third-Party Beneficiary

Except as specifically provided herein, no term or provision of this Agreement or the Schedules hereto is intended to be, or shall be construed to be, for the benefit of any Person, including any investment banker, broker, agent or creditor, and no such other Person shall have any right of cause of action hereunder. Without limiting the foregoing, any continuing liability of a Member pursuant to Section 17.2 shall extend to and be enforceable only by the other Member.

18.12	No Implied Covenants

It is expressly understood and agreed that no implied covenant or condition whatsoever shall be read into this Agreement relating to Exploration, Development, Mining, production or marketing or to any obligation of the Members hereunder, or to the time therefor or the measure of diligence thereof. Notwithstanding the foregoing, each Member and Parent agrees that it shall act in good faith, and shall cause an Affiliate acting in its stead as Operating Member pursuant to Section 4.1(c) to act in good faith, in the performance of such Member’s obligations pursuant to the provisions of this Agreement.

18.13	Time is of the Essence

A material consideration of the Members and the Parents entering into this Agreement is that the other Members will make all contributions and other payments as and when due and will perform all other obligations under this Agreement in a timely manner. Except as otherwise specifically provided in this Agreement, time is of the essence for each and every provision of this Agreement.

18.14	Limitation of Liability

Each Party waives any claim for incidental or consequential damages hereunder (other than incidental or consequential damages paid to a third party in respect of a third-party claim), including damages for lost profits or for the speculative value or development potential of the Nevada JV Business.

18.15	Counterparts

This Agreement may be executed in any number of counterparts and by facsimile signatures, each of which when so executed and delivered shall be an original, but all the counterparts together shall constitute one and the same instrument

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

BARRICK MINING CORPORATION

Per:	/s/ Mark Hill
	Name:	Mark Hill
	Title:	President and Chief Executive Officer

Per:	/s/ Joseph Heckendorn
	Name:	Joseph Heckendorn
	Title:	Senior Vice President and Corporate Secretary

BARRICK NEVADA HOLDING LLC

Per:	/s/ Joseph Heckendorn
	Name:	Joseph Heckendorn
	Title:	Corporate Secretary

Second Amended and Restated Limited Liability Company Agreement

of

Nevada Gold Mines LLC

NEWMONT CORPORATION

Per:	/s/ Peter Wexler
	Name:	Peter Wexler
	Title:	EVP & Chief Legal Officer

NEWMONT USA LIMITED

Per:	/s/ Peter Wexler
	Name:	Peter Wexler
	Title:	EVP & Chief Legal Officer

Second Amended and Restated Limited Liability Company Agreement

of

Nevada Gold Mines LLC

NEVADA GOLD MINES LLC

Per:	/s/ Mark Hill
	Name:	Mark Hill
	Title:	Manager

Second Amended and Restated Limited Liability Company Agreement

of

Nevada Gold Mines LLC

SCHEDULE A

ACCOUNTING PROCEDURES

The financial and accounting procedures to be followed by the Operating Member and Nevada JV and its subsidiaries are set forth below. All Accounting Procedures set forth in this Schedule A are subject to compliance with all applicable Legal Requirements, including the Sarbanes-Oxley Act. These Accounting Procedures may be reflected in one or more technical services agreements or other services agreements directly between Nevada JV and the Operating Member. For purposes of this Schedule A, Article and Section references are to Articles and Sections of this Schedule A unless otherwise specified.

ARTICLE 1

GENERAL PROVISIONS

1.1	General Accounting Records

The Operating Member shall maintain, and shall cause Nevada JV and its subsidiaries to maintain detailed and comprehensive financial and cost accounting books and records as provided in Section 4.6 of the Agreement and other applicable provisions of the Agreement. Subject to applicable Legal Requirements, the Operating Member and Nevada JV and its subsidiaries shall maintain records and accounts in accordance with Generally Accepted Accounting Principles.

1.2	Statement and Billings

The Operating Member shall submit statements for charges authorized herein to Nevada JV with respect to Operations pursuant to Section 4.2(b)(i) of the Agreement and other applicable provisions of the Agreement. Payment of any such billings by Nevada JV shall not prejudice the right of Nevada JV or a Member to protest or question the correctness thereof for a period not to exceed 24 months following the Calendar Year during which such billings were received by Nevada JV, subject, however, to Section 4.7 of the Agreement concerning audits in such regard (after which no claim therefor shall be made). The foregoing 24-month limitation shall not apply to cost challenges where a charge resulted from fraud or willful misconduct by the Operating Member.

1.3	Bank Accounts

The Operating Member shall cause all cash receipts for Nevada JV and its subsidiaries to be deposited in and all payments from Nevada JV and its subsidiaries to be made from Nevada JV Accounts.

1.4	Conflict With Agreement

In the event of a conflict between the provisions of these Accounting Procedures and the provisions of the Agreement, the provisions of the Agreement shall take precedence.

ARTICLE 2

CHARGES TO THE ACCOUNT OF NEVADA JV

Subject to Section 4.2(a)(ii) of the Agreement and other provisions of the Agreement, Nevada JV shall compensate the Operating Member for all costs and expenses incurred directly by the Operating Member or its Affiliates in the performance of Operations on behalf of Nevada JV. The Operating Member shall be provided with funds in advance or be reimbursed by Nevada JV for any such costs or expenses.

Subject to the provisions hereof and of the Agreement, the Operating Member shall charge to the accounts of Nevada JV the following, with the term “Operating Member” with respect to reimbursable expenditures being deemed to include the Operating Member or any Affiliate thereof:

2.1	Labor and Employee Benefits

(a)

Costs (defined below) of the Operating Member’s or its Affiliates’ employees directly engaged in Operations (including employees of the Operating Member or its Affiliates who provide services to the Nevada JV and its subsidiaries or who are temporarily assigned to and directly employed by the Operating Member), who, provide skills and services that the Operating Member determines, acting reasonably, are beneficial to Nevada JV and its subsidiaries.

(b)

Costs for employees who spend part of their time on Operations and part of their time on unrelated matters shall be charged on a “percentage allocation assessment”. Such charges (i) shall not exceed the actual cost thereof to the Operating Member, (ii) shall be posted to the appropriate account, cost center and/or site based on the nature of the activities performed, and (iii) shall be reported upon in detail to the Finance Committee on a quarterly basis.

(c)

For purposes of this Section 2.1 “Costs” means the Operating Member’s actual costs of: (i) salary and annual bonus entitlements (including share based entitlements), (ii) holiday, vacation, sickness and disability benefits, and other customary allowances applicable to salaries; (iii) established plans for employees’ group life insurance, medical, pension, retirement, stock purchase, thrift, bonus and other benefit plans of a like nature; and (iv) cost of assessments imposed by Government Authorities which are applicable to salaries chargeable under this Section, including all penalties (subject to Section 4.2(a)(ii) of the Agreement).

(d)

For certainty, the Costs referred to in this Section 2.1 shall not include any Costs in respect of executive officers of Barrick. For purposes of this Section 2.1, “executive officers” shall mean officers holding the following titles (or other comparable titles): (i) Executive Chairman, (ii) President and Chief Executive Officer, (iii) Senior Executive Vice-President, Chief Financial Officer, (iv) Senior Executive Vice-President, Strategic Matters, (iv) Chief Operating Officer, North America, (v) Chief Operating Officer, Africa and Middle East and (vi) Chief Operating Officer, LATAM and Australia Pacific.

2.2	Contract Service and Utilities

The cost of contract services and utilities procured from outside sources that are not charged directly to Nevada JV and its subsidiaries. If contract services are performed by the Operating Member or an Affiliate thereof, the cost charged to the account of Nevada JV shall not be greater than that for which comparable services and utilities are available in the open market within the vicinity of the Operations.

2.3	Insurance Premiums.

Subject to Section 4.2(b)(i) of the Agreement, net premiums paid for insurance required to be carried for Operations including for the protection of the Operating Member and Nevada JV that is not procured in the name of Nevada JV (which shall include only incremental costs if such insurance is provided under general policies or self-insurance maintained by the Operating Member or its Affiliates).

2.4	Legal and Regulatory Expenses.

All reasonable legal costs and expenses and all regulatory costs and expenses, including assessments, fees, fines and penalties (subject to Sections 4.2(a)(ii) and 4.2(f) of the Agreement), incurred in or resulting from Operations or necessary to protect or recover the Nevada JV Assets.

2.5	Regulatory Costs.

Subject to Section 4.2(a)(ii) of the Agreement, fines, penalties or awards imposed for violations of environmental or safety regulations or for causing adverse environmental impacts or damages.

SCHEDULE B

AREA OF INTEREST

All property within the area extending from and including Township 22 North, Mount Diablo Principal Meridian, north to the northern boundary of the State of Nevada, and extending from and including Range 38 East to the eastern boundary of Range 68 East of the Mount Diablo Principal Meridian, situated within Churchill, Elko, Eureka, Humboldt, Lander, Pershing and White Pine Counties, Nevada; excepting and excluding the following described property:

1.	Four Mile Excluded Property in Eureka County, Nevada:

See Schedule D.

2.	Buckhorn Excluded Property in Eureka County, Nevada:

Township 27 North, Range 49 East

Section 17: All

Section 19: All

Section 30: All

Section 31: All

Portions of Sections: 7, 8, 9, 16, 18, 20, 29 and 32

Township 26 North, Range 49 East

Portion of Section: 6

Township 27 North, Range 48 East

Portions of Sections: 13 & 25

As to those areas encompassed by the following unpatented mining claims and patented mining claims:

Unpatented Claims

Claim Name	BLM Serial Number

MTB 223	NMC 1079791

MTB 225	NMC 1079793

MTB 227	NMC 1079795

MTB 229	NMC 1079797

MTB 231	NMC 1079799

MTB 233	NMC 1079801

MTB 235	NMC 1079803

MTB 237	NMC 1079805

MTB 292	NMC 1099618

MTB 294	NMC 1099620

MTB 296	NMC 1099622

MTB 298	NMC 1099624

MTB 300	NMC 1099626

MTB 302	NMC 1099628

Claim Name	BLM Serial Number

MTB 304	NMC 1099630

MTB 323	NMC 1099649

MTB 324	NMC 1099650

MTB 325	NMC 1099651

MTB 326	NMC 1099652

MTB 327	NMC 1099653

MTB 328	NMC 1099654

MTB 329	NMC 1099655

MTB 330	NMC 1099656

MTB 331	NMC 1099657

MTB 332	NMC 1099658

MTB 333	NMC 1099659

MTB 334	NMC 1099660

MTB 335	NMC 1099661

MTB 336	NMC 1099662

MTB 337	NMC 1099663

MTB 359	NMC 1099685

MTB 361	NMC 1099687

MTB 363	NMC 1099689

MTB 365	NMC 1099691

MTB 367	NMC 1099693

MTB 369	NMC 1099695

BUC -1	NMC 368060

BUC - 2	NMC 368061

BUC - 3	NMC 368062

BUC - 4	NMC 368063

BUC - 5	NMC 368064

BUC - 6	NMC 368065

BUC - 7	NMC 368066

ASPEN # 2	NMC 116388

Claim Name	BLM Serial Number

ASPEN # 3	NMC 116389

ASPEN # 4	NMC 116390

ASPEN # 12	NMC 116398

ASPEN # 13	NMC 116399

ASPEN # 14	NMC 116400

ASPEN # 15	NMC 116401

ASPEN # 17	NMC 116403

ASPEN # 18	NMC 116404

ASPEN # 20	NMC 116406

ASPEN # 21	NMC 116407

ASPEN # 22	NMC 116408

ASPEN # 23	NMC 116409

ASPEN # 24	NMC 116410

ASPEN # 25	NMC 116411

ASPEN # 26	NMC 116412

ASPEN NO. 35	NMC 116421

ASPEN NO. 48	NMC 116434

ASPEN NO. 57	NMC 116443

BUCKHORN FRACTION	NMC 116451

CITIZEN FRACTION # 1	NMC 116452

HUMBOLDT # 3	NMC 116453

LAME BULL FRACTION	NMC 116454

ORO	NMC 116455

ORO # 1	NMC 116456

ORO # 2	NMC 116457

ORO # 3	NMC 116458

ORO # 4	NMC 116459

ORO # 5	NMC 116460

Claim Name	BLM Serial Number

ORO # 6	NMC 116461

ORO # 7	NMC 116462

ORO FINO	NMC 116463

SANTA FE FRACTION	NMC 116464

U.P. #7	NMC 116471

U.P. #9	NMC 116473

BUCKAROO # 1	NMC 116476

BUCKAROO # 2	NMC 116477

BUCKAROO # 3	NMC 116478

BUCKAROO # 4	NMC 116479

BUCKAROO # 5	NMC 116480

BUCKAROO # 6	NMC 116481

BUCKAROO # 7	NMC 116482

BUCKAROO # 8	NMC 116483

BUCKAROO # 9	NMC 116484

BUCKAROO # 10	NMC 116485

BUCKAROO # 11	NMC 116486

BUCKAROO # 13	NMC 116488

BUCKAROO # 15	NMC 116490

BUCKAROO # 17	NMC 116492

BUCKAROO # 19	NMC 116494

BUCKAROO # 21	NMC 116496

BUCKAROO # 23	NMC 116498

BUCKAROO # 25	NMC 116500

BUCKAROO # 27	NMC 116502

BUCKAROO # 29	NMC 116504

BUCKAROO # 31	NMC 116506

BUCKAROO # 229	NMC 116608

BUCKAROO # 230	NMC 116609

BUCKAROO # 361	NMC 116639

Claim Name	BLM Serial Number

BUCKAROO # 362	NMC 116640

PINON # 1	NMC 247024

PINON # 2	NMC 247025

SAGE 100	NMC 287515

SAGE 101	NMC 287516

SAGE 102	NMC 287517

SAGE 103	NMC 287518

SAGE 104	NMC 287519

SAGE 105	NMC 287520

SAGE 106	NMC 287521

SAGE 107	NMC 287522

SAGE 108	NMC 287523

SAGE 109	NMC 287524

SAGE 110	NMC 287525

SAGE 125	NMC 287540

NEW CITIZENS FRACTION	NMC 293033

GFR 1	NMC 1053091

GFR 2	NMC 1053092

GFR 3	NMC 1053093

TUFA	NMC 116465

Patented Claims

Parcel Number	Patent Claim Name

009-080-02	Monarch

009-080-02	Buckhorn No. 10

009-080-02	Buckhorn No. 1

009-080-02	Buckhorn No. 2

009-080-02	Buckhorn No. 3

009-080-02	Buckhorn No. 4

009-080-02	Buckhorn No. 5

Parcel Number	Patent Claim Name

009-080-02	Buckhorn No. 6

009-080-02	Buckhorn No. 7

009-080-02	Buckhorn No. 8

009-080-02	Buckhorn No. 9

009-080-02	E and P Fraction

009-080-02	Narrow Gauge

009-080-02	Humboldt No. 1

009-080-02	Humboldt No. 2

009-080-02	Sunset

009-080-02	Easter No. 1

009-080-02	Easter No. 2

009-080-02	D.P.M. Fraction

009-080-02	Eagle

009-080-01	Eva Lee

009-080-01	Huntington Mine

009-080-01	J.B. Rouig

009-080-02	Lame Bull No. 1

009-080-02	Lame Bull No. 2

009-080-02	Lone Star Fraction

009-080-02	M & M Fraction

009-080-02	Noon Day Fraction

009-080-01	North Side Mine

009-080-01	One Hundred Proof

009-080-02	Red Ant

009-080-02	Sunday Fraction

009-080-02	Lame Bull Fraction

3.	Preble Excluded Property in Humboldt County, Nevada:

Township 36 North, Range 41 East

Section 17:	All
Section 18:	All
Section 19:	All
Section 20:	S1/2; NW1/4; W1/2NE1/4

As to those areas encompassed by the following unpatented mining claims:

Claim Name	BLM Serial Number

PREBLE # 1 A	NMC 319914

PREBLE # 2 A	NMC 319915

PREBLE # 3 A	NMC 319916

PREBLE # 4 A	NMC 319917

PREBLE # 6 A	NMC 319919

PREBLE # 7 A	NMC 319920

PREBLE # 8 A	NMC 319921

PREBLE # 9 A	NMC 319922

PREBLE # 10 A	NMC 319923

PREBLE # 11 A	NMC 319924

PREBLE # 20 A	NMC 319925

PREBLE # 21 A	NMC 319926

PREBLE # 22 A	NMC 319927

PREBLE # 23 A	NMC 319928

PREBLE # 24 A	NMC 319929

PREBLE # 25 A	NMC 319930

PREBLE # 26 A	NMC 319931

PREBLE # 27 A	NMC 319932

PREBLE # 28 A	NMC 319933

PREBLE # 29 A	NMC 319934

PREBLE # 30 A	NMC 319935

PREBLE # 31 A	NMC 319936

PREBLE # 32 A	NMC 319937

PREBLE # 33 A	NMC 319938

Claim Name	BLM Serial Number

PREBLE # 34 A	NMC 319939

PREBLE # 35 A	NMC 319940

PREBLE # 36 A	NMC 319941

PREBLE # 37 A	NMC 319942

PREBLE # 38 A	NMC 319943

PREBLE # 39 A	NMC 319944

PREBLE # 40 A	NMC 319945

PREBLE # 41 A	NMC 319946

PREBLE # 5 AA	NMC 425608

PREBLE # 70 A	NMC 319947

PREBLE # 71 A	NMC 319948

PREBLE # 72 A	NMC 319949

PREBLE # 73 A	NMC 319950

PREBLE # 74 A	NMC 319951

PREBLE # 75 A	NMC 319952

PREBLE # 76 A	NMC 319953

PREBLE # 77 A	NMC 319954

PREBLE # 78 A	NMC 319955

PREBLE # 79 A	NMC 319956

PREBLE # 80 A	NMC 319957

PREBLE # 81 A	NMC 319958

DOLOMITE # 1	NMC 319798

DOLOMITE # 2	NMC 319799

DOLOMITE # 3	NMC 319800

DOLOMITE # 4	NMC 319801

4.	Woodgulch Excluded Property in Elko County, Nevada:

Township 44 North, Range 53 East

Section 23: All

Section 24: All

Section 25: All

Section 26: All

5.	Fiberline Excluded Property in Humboldt County, Nevada:

See Schedule C.

6.	Mike Excluded Property in Eureka County, Nevada:

See Schedule E.

7.	Buffalo Valley-Trenton Canyon Excluded Property in Humboldt and Lander County, Nevada:

Township 31 North, Range 42East, MDM

Section 03: All

Section 04: All

Section 05: All

Section 06: All

Township 32 North, Range 42East, MDM

Section 09: All

Section 10: All

Section 11: All

Section 12: S/2, NW/4, S/2NE/4, NW/4NE/4

Section 13: All

Section 14: All

Section 15: All

Section 16: All

Section 20: All

Section 21: All

Section 22: All

Section 23: All

Section 24: All

Section 25: All

Section 27: All

Section 28: All

Section 29: All

Section 30: All

Section 31: All

Section 32: All

Section 33: All

Section 34: All

Township 32 North, Range 43East, MDM

Section 07: All

Section 08: All

Section 09: All

Section 17: All

Section 18: All

Section 19: All

Section 20: All

Section 21: All

Section 29: All

Section 30: All

8.	Ivanhoe-Hollister Excluded Property in Elko County, Nevada:

Township 37 North, Range 48 East, MDM

Section 03: All

Section 04: All

Section 05: E/2

Section 08: All

Section 09: All

Section 10: All

9.	Mule Canyon Excluded Property in Lander County, Nevada:

Township 31 North, Range 47 East, MDM

Section 2: The area encompassed by the following unpatented lode mining claims:

Claim Name	BLM Serial Number

Elk 101	384311

Elk 103	384313

Elk 105	384315

Elk 106	384316

Elk 107	384317

Elk 108	384318

Elk 109	384319

Elk 110	384320

Elk 111	384321

Elk 112	384322

Elk 113	384323

Elk 114	384324

Elk 115	384325

Elk 116	384326

Elk 117	384327

Elk 118	384328

Elk 127	384337

Elk 129	384339

Elk 131	384341

Elk 132	384342

Elk 133	384343

Elk 134	384344

Elk 135	384345

Elk 136	384346

Section 3: All

Section 4: All

Section 5: All

Section 8: All

Section 9: All

Section 10: All

Section 11: All

Section 12: The area encompassed by the following unpatented lode mining claims:

Claim Name	BLM Serial Number

Ram 9	613899

Ram 10	613900

Ram 11	613901

Ram 12	613902

Ram 13	613903

Ram 14	613904

Ram 15	613905

Ram 16	613906

Ram 17	613907

Ram 18	613908

Ram 27	613917

Ram 28	613918

Ram 29	613919

Ram 30	613920

Ram 31	613921

Ram 32	613922

Ram 33	613923

Ram 34	613924

Ram 35	613925

Ram 36	613926

Section 13: W/2

Section 14: All

Section 15: All

Section 16: All

Section 17: NE/4, E/2SE/4

Township 32 North, Range 47 East, MDM

Section 32: All

Section 33: All

Section 34: The area encompassed by the following unpatented lode mining claims:

Claim Name	BLM Serial Number

Mule 401	525085

Mule 403	525087

Mule 405	525089

Mule 406	525090

Mule 407	525091

Mule 408	525092

Mule 409	525093

Mule 410	525094

Mule 411	525095

Mule 412	525096

Mule 413	525097

Mule 414	525098

Mule 415	525099

Mule 416	525100

Mule 417	525101

Mule 418	525102

Mule 427	525111

Mule 429	525113

Mule 431	525115

Mule 433	525117

Mule 435	525119

SCHEDULE C

FIBERLINE PROJECT

The Fiberline Project consists of (i) those portions of Sections 17 - 20, 29 and 30, Township 39 North, Range 43 East, MDM situated within the Fiberline Excluded Property Outline, other than areas within the Fiberline Excluded Property Carve-Out, lying below the elevation 20 feet above the contact between the surface alluvium and bedrock; and (ii) those portions of Sections 18 and

19, Township 39 North, Range 43 East, MDM situated within the Fiberline Excluded Property Carve-Out lying below the elevation of 4500 feet above MSL. For clarification, the Newmont Parties and their Affiliates, successors and assigns shall have the right to use the surface and other contributed portions of the properties situated within the Fiberline Excluded Property Boundary in accordance with Section 4.9 of the Agreement.

The Fiberline Excluded Property Boundary and the Fiberline Excluded Property Carve-Out are described in the tables set forth above in this Schedule and generally depicted in the figure set forth above. To the extent there is any conflict between the descriptions in the table and the areas generally depicted on the figure, the descriptions in the tables will govern.

SCHEDULE D

FOURMILE PROJECT

Township 26 North, Range 48 East

Section 3: SW1/4SE1/4; NE1/4SW1/4

Township 27 North, Range 48 East

Section 34: All

Portions of Sections 14, 15, 22, 23, 26, 27, 28, 33, 34 and 35

Township 26 North, Range 48 East

Portions of Sections 2, 3, 4, 9 and 10

As to those areas encompassed by the following unpatented mining claims:

Claim Name	BLM Serial Number

BTO 160	NMC 1049055

BTO 161	NMC 1049056

BTO 162	NMC 1049057

BTO 163	NMC 1049058

BTO 164	NMC 1049059

BTO 165	NMC 1049060

BTO 166	NMC 1049061

BTO 167	NMC 1049062

BTO 168	NMC 1049063

BTO 169	NMC 1049064

BTO 170	NMC 1049065

BTO 171	NMC 1049066

BTO 174	NMC 1049069

BTO 175	NMC 1049070

BTO 176	NMC 1049071

BTO 177	NMC 1049072

BTO 178	NMC 1049073

BTO 179	NMC 1049074

BTO 180	NMC 1049075

BTO 181	NMC 1049076

Claim Name	BLM Serial Number

BTO 182	NMC 1049077

BTO 183	NMC 1049078

BTO 184	NMC 1049079

BTO 185	NMC 1049080

BTO 186	NMC 1049081

BTO 187	NMC 1049082

BTO 204	NMC 1049099

BTO 205	NMC 1049100

BTO 206	NMC 1049101

BTO 207	NMC 1049102

BTO 208	NMC 1049103

BTO 209	NMC 1049104

BTO 210	NMC 1049105

BTO 211	NMC 1049106

BTO 212	NMC 1049107

BTO 213	NMC 1049108

BTO 214	NMC 1049109

BTO 215	NMC 1049110

BTO 216	NMC 1049111

BTO 217	NMC 1049112

BTO 218	NMC 1049113

BTO 219	NMC 1049114

BTO 220	NMC 1049115

BTO 221	NMC 1049116

BTO 222	NMC 1049117

BTO 223	NMC 1049118

BTO 224	NMC 1049119

BTO 225	NMC 1049120

BTO 226	NMC 1049121

BTO 227	NMC 1049122

Claim Name	BLM Serial Number

BTO 228	NMC 1049123

BTO 229	NMC 1049124

BTO 230	NMC 1049125

BTO 231	NMC 1049126

BTO 232	NMC 1049127

BTO 233	NMC 1049128

BTO 234	NMC 1049129

BTO 235	NMC 1049130

BTO 236	NMC 1049131

BTO 237	NMC 1049132

BTO 238	NMC 1049133

BTO 239	NMC 1049134

BTO 240	NMC 1049135

BTO 241	NMC 1049136

BTO 245	NMC 1049140

BTO 246	NMC 1049141

BTO 247	NMC 1049142

BTO 248	NMC 1049143

BTO 249	NMC 1049144

BTO 250	NMC 1049145

BTO 251	NMC 1049146

BTO 252	NMC 1049147

BTO 253	NMC 1049148

BTO 254	NMC 1049149

BTO 255	NMC 1049150

BTO 256	NMC 1049151

BTO 257	NMC 1049152

BTO 258	NMC 1049153

BTO 259	NMC 1049154

HOPE NO 1	NMC 19757

Claim Name	BLM Serial Number

HOPE NO 2	NMC 19758

HOPE NO 3	NMC 19759

HOPE NO 4	NMC 19760

TINA # 1	NMC 19761

TINA NO. 2	NMC 19762

FM NO. 1	NMC 245697

FM NO. 2	NMC 245698

FM NO. 3	NMC 245699

FM NO. 4	NMC 245700

FM NO. 5	NMC 245701

FM NO. 6	NMC 245702

FM NO. 7	NMC 245703

FM NO. 8	NMC 245704

FM NO. 9	NMC 245705

FM NO. 10	NMC 245706

FM NO. 11	NMC 245707

FM NO. 12	NMC 245708

FM NO. 13	NMC 245709

FM NO. 14	NMC 245710

FM NO. 15	NMC 245711

FM NO. 16	NMC 245712

FM NO. 17	NMC 245713

FM NO. 18	NMC 245714

FM NO. 19	NMC 245715

FM NO. 20	NMC 245716

FM NO. 21	NMC 245717

FM NO. 22	NMC 245718

FM NO. 23	NMC 245719

FM NO. 24	NMC 245720

FM NO. 25	NMC 245721

Claim Name	BLM Serial Number

FM NO. 26	NMC 245722

FM NO. 27	NMC 245723

FM NO. 28	NMC 245724

FM NO. 29	NMC 245725

FM NO. 30	NMC 245726

FM NO. 31	NMC 245727

FM NO. 32	NMC 245728

FM NO. 33	NMC 245729

FM NO. 34	NMC 245730

FM NO. 35	NMC 245731

FM NO. 36	NMC 245732

FM NO. 37	NMC 245733

FM NO. 38	NMC 245734

FM NO. 39	NMC 245735

FM NO. 40	NMC 245736

FM NO. 41	NMC 245737

FM NO. 42	NMC 245738

FM NO. 43	NMC 245739

FM NO. 44	NMC 245740

FM NO. 45	NMC 245741

FM NO. 46	NMC 245742

FM NO. 47	NMC 245743

FM NO. 48	NMC 245744

FM NO. 49	NMC 245745

FM NO. 50	NMC 245746

FM NO. 51	NMC 245747

FM NO. 52	NMC 245748

FM NO. 53	NMC 245749

FM NO. 54	NMC 245750

FM NO. 55	NMC 245751

Claim Name	BLM Serial Number

FM NO. 56	NMC 245752

FM NO. 57	NMC 245753

FM NO. 58	NMC 245754

FM NO. 59	NMC 245755

FM NO. 60	NMC 245756

FM NO. 61	NMC 245757

FM NO. 62	NMC 245758

FM NO. 63	NMC 245759

FM NO. 64	NMC 245760

FM NO. 65	NMC 245761

FM NO. 66	NMC 245762

FM NO. 67	NMC 245763

FM NO. 68	NMC 245764

FM NO. 69	NMC 245765

FM NO. 70	NMC 245766

FM NO. 71	NMC 245767

FM NO. 72	NMC 245768

FM NO. 73	NMC 245769

FM NO. 74	NMC 245770

FM NO. 75	NMC 245771

FM NO. 76	NMC 245772

FM NO. 77	NMC 245773

FM NO. 89	NMC 245774

FM NO. 90	NMC 245775

FM NO. 91	NMC 245776

FM NO. 92	NMC 245777

FM NO. 93	NMC 245778

FM NO. 94	NMC 245779

BLACK LADY	NMC 26684

FUM 3	NMC 61414

Claim Name	BLM Serial Number

MUF 2	NMC 61423

NEE 53	NMC 65787

NEE 55	NMC 65789

NEE 57	NMC 65791

NEE 59	NMC 65793

NEE 67	NMC 65801

NEE 69	NMC 65803

NEE 70	NMC 65804

NEE 71	NMC 65805

NEE 72	NMC 65806

NEE 73	NMC 65807

NEE 74	NMC 65808

NEE 75	NMC 65809

NEE 76	NMC 65810

NEE 77	NMC 65811

NEE 78	NMC 65812

NEE 79	NMC 65813

NEE 80	NMC 65814

NEE 81	NMC 65815

NEE 82	NMC 65816

NEE 83	NMC 65817

NEE 84	NMC 65818

NEE 85	NMC 65819

NEE 90	NMC 65824

NEE 91	NMC 65825

NEE 92	NMC 65826

NEE 93	NMC 65827

NEE 94	NMC 65828

NEE 95	NMC 65829

NEE 96	NMC 65830

Claim Name	BLM Serial Number

NEE 97	NMC 65831

NEE 98	NMC 65832

NEE 99	NMC 65833

NEE 102	NMC 65836

NEE 103	NMC 65837

NEE 104	NMC 65838

NEE 105	NMC 65839

NEE 106	NMC 65840

NEE 107	NMC 65841

NEE 108	NMC 65842

NEE 109	NMC 65843

NEE 112	NMC 65846

NEE 113	NMC 65847

NEE 114	NMC 65848

NEE 115	NMC 65849

NEE 116	NMC 65850

NEE 117	NMC 65851

SCHEDULE E

MIKE PROJECT

Township 34 North, Range 51 East, MDM

Section 20: The area encompassed by the following unpatented lode mining claims:

Claim Name	BLM Serial Number

WP # 186	560364

WP # 187	560365

WP # 188	560366

WP # 189	560367

WP # 195	560373

WP # 196	560374

WP # 197	560375

WP # 198	560376

WP # 204	560382

WP # 205	560383

WP # 206	560384

WP # 207	560385

WP # 213	560391

WP # 214	560392

WP # 215	560393

WP # 216	560394

Section 21:	All
Section 28:	All
Section 29:	E/2
Section 32:	NW/4NE/4, and the area encompassed by the following unpatented lode mining claims:

Claim Name	BLM Serial Number

Soap #1	674167

Soap #2	674168

Soap #3	674169

Section 33: N/2NW/4, and the area encompassed by the following unpatented lode mining claims:

Claim Name	BLM Serial Number

Elements No. 1	112759

Elements No. 2	112760

Elements No. 8	112766

Elements No. 9	112767

Tusc No. 1	455041

Tusc No. 2	455042

Tusc No. 8	455048

Tusc No. 9	455049

SCHEDULE F

EXCLUDED DEVELOPMENT/EXPLORATION PROPERTY VALUATION

1.	The Fair Market Value (as defined in paragraph 12) of an Excluded Development/Exploration Property under the Agreement shall be determined in accordance with this Schedule F.

2.

Upon a Member providing a Contribution Notice under Section 6.1 of the Agreement that an Excluded Development/Exploration Property is required to be contributed to the Nevada JV, the Members shall, for a period of 30 Business Days following such notice, each use their respective commercially reasonable efforts to mutually agree upon the Fair Market Value of the Excluded Development/Exploration Property at the time of the Contribution Notice.

3.

To the extent the Members are unable to agree on the Fair Market Value of an Excluded Development/Exploration Property within the period specified in paragraph 2, the Fair Market Value of the Excluded Development/Exploration Property shall be the simple average of the valuations prepared by two Independent Experts (the “Original Experts”) using the methodology described within this Schedule F, provided that such average is no more than 15% above or below either of such valuations. In the event that such average is more than 15% above or below either of the two valuations, the Fair Market Value of the Excluded Development/Exploration Property shall be the simple average of: (i) a valuation prepared by a third Independent Expert (the “Third Expert”) using the methodology described within this Schedule F; and (ii) the valuation prepared by the Original Expert in accordance with the foregoing that is closest to the valuation prepared by the Third Expert.

4.

The “valuations” referred to in paragraph 3 shall be: (i) if a single value is provided, such single value; or (ii) if only a range of values has been provided, the simple average of the highest and lowest value in such range, in each case, as set out in the Valuation Certificate prepared by the applicable Independent Expert.

5.

The Members shall ensure that each Independent Expert has access to such books, records and information in the possession or control of such Members, their respective Affiliates or the Nevada JV as any Independent Expert may reasonably request for the purpose of determining the Fair Market Value of the Excluded Development/Exploration Property, with the exception of valuation material prepared by another Independent Expert.

6.

Each Independent Expert shall act as an expert and not as an arbitrator and its decision shall, in the absence of material proven error, be final and binding on the Members. Each Independent Expert shall provide: (i) a written determination of the value with respect to the Fair Market Value of the Excluded Development/Exploration Property; and (ii) a written explanation of all methodologies used in its valuation (each, collectively, a “Valuation Certificate”).

7.	The costs of obtaining any Valuation Certificates provided by an Independent Expert pursuant to this Schedule F shall be borne by the Nevada JV.

8.

The Valuation Certificates shall be issued to each of the Members by the Independent Experts within 30 days of such Independent Expert’s appointment hereunder, unless otherwise agreed by each of Barrick and Newmont.

9.

Each Independent Expert shall determine the Fair Market Value of the Excluded Development/Exploration Property, which shall be the cash purchase price that a knowledgeable party would pay for the Excluded Development/Exploration Property in an arm’s length transaction. Each Independent Expert’s determination of the Fair Market Value of the Excluded Development/Exploration Property shall be prepared using a valuation methodology that takes into account all factors the Independent Expert considers relevant, which shall include the following:

(a)	the economic terms of the Agreement;

(b)

appropriate price projections for refined gold, and, if applicable, silver, copper and other commodities based on the median of recently published prices for refined gold issued by not less than ten reputable third party consultants, analysts and financial institutions selected by the Independent Experts;

(c)	country and political risk;

(d)	social and political environment;

(e)	tenure security;

(f)	technical risk;

(g)	quantum and nature of mineral reserves and mineral resources with consideration for historic conversion rates of non-reserve material of similar assets;

(h)	the Feasibility Study completed by the Approved Engineering Firm for the Excluded Development/Exploration Property (subject to paragraph 11 below);

(i)	likely timing and scale of developments and/or expansion and/or reductions;

(j)	regulatory considerations (including environmental and tax) to the extent affecting development or production;

(k)

relevant discount rates and/or multiples for appropriate comparable companies, assets and precedent transactions (price to net asset value, price to cash flow and/or any other conventional multiples used in the industry at the time); and

(l)	any other material factors the Independent Expert believes should be considered in the valuation methodology.

10.	The Independent Experts shall be selected under this Schedule F as follows:

(a)	the Original Experts shall be mutually agreed upon between the Members within 15 days following the failure of Barrick and Newmont to reach an agreement on Fair Market Value pursuant to paragraph 2;

(b)

if the Members do not reach agreement on the Original Experts within the 15-day period set out in paragraph 10(a), within 10 days following the expiration of such period, each of the Members shall designate one Independent Expert to serve, together, as the Original Experts;

(c)	if a Third Expert is required pursuant to paragraph 3, the Original Experts shall appoint the Third Expert within 10 days of such Third Expert becoming so required; and

(d)

if the Members fail to appoint an Independent Expert within the 10-day period set out in paragraph 10(b), or if each of the Members has designated an Independent Expert pursuant to paragraph 10(b), and the Original Experts fail to designate a Third Expert within the 10-day period set out in paragraph 10(c), then the missing Independent Experts will be designated upon the request of either Member by a judge of the courts of the State of Nevada.

11.

In the event the Operations of the Nevada JV Mines at the time of the Contribution Notice have materially deviated from the most recently approved Operating Program and Budget, such most recently approved Operating Program and Budget shall only be considered the NGM Standalone Life of Mine Plan if the Board determines, by 100% affirmative Vote of the Managers present at a meeting at which a quorum is present, that, notwithstanding such deviation, the Operating Program and Budget remains appropriate. If the Board does not unanimously approve the use of the most recently approved Operating Program and Budget, or if there is a dispute as to whether the deviation is material, the Approved Engineering Firm will, based on sound technical judgement, (a) adjust the Operating Program and Budget to determine the NGM Standalone Life of Mine Plan, (b) adjust the Recommended Incremental Plan to take into account such updated NGM Standalone Life of Mine Plan, and (c) provide such updated NGM Standalone Life of Mine Plan and Recommended Incremental Plan to the Independent Experts.

12.	For the purposes of this Schedule F:

(a)

“Independent Expert” means a suitably qualified investment banking firm, accounting firm or other firm of professional valuators of internationally recognised standing, with input from an individual with requisite technical expertise as appropriate; provided that unless the Members agree otherwise, an Independent Expert shall be a firm that: (i) is independent of both of the Members and their respective Affiliates; and (ii) has not acted for either of the Members or their respective Affiliates in any material capacity for at least one year before the date of appointment of such Independent Experts.

(b)

“Fair Market Value” means the incremental value of the Excluded Development/Exploration Property at the time of the Contribution Notice based on the Recommended Incremental Plan, as determined in accordance with this Schedule F.

SCHEDULE G

ILLUSTRATIVE DILUTION EXAMPLES

This Schedule G illustrates the manner in which the Proportionate Interest of each Member will be recalculated pursuant to the following alternative scenarios:

(a)

Section 6.1(d)(ii) of the Agreement, if either Member elects, or is deemed to have elected, to permit its Proportionate Interest to be diluted in connection with the Contribution of an Excluded Development/Exploration Property (a “Excluded Development/Exploration Property Recalculation”);

(b)	Section 6.3(d) of the Agreement, if a Member elects to sole fund a Material Capital Project pursuant to Section 6.3(c) of the Agreement (a “Material Capital Project Recalculation”);

(c)

Section 9.6 of the Agreement, if a Funding Default occurs and the Non-Defaulting Member either: (i) elects to cover the Funding Default by making an additional Member Contribution in accordance with Section 9.5(b); (ii) elects to fund the Defaulted Amount as a Default Loan in accordance with Section 9.5(c); or (iii) does not elect to cover the Funding Default by making an additional Member Contribution in accordance with Section 9.5(b) or to fund the Defaulted Amount as a Default Loan in accordance with Section 9.5(c) (each a “Funding Default Recalculation”); or

(d)	Section 12.1 of the Agreement, upon the payment by Nevada JV of any amount pursuant to the Note Guaranty (a “Note Guaranty Recalculation”).

The Proportionate Interest of each Member will be recalculated in accordance with the time periods set out in the Agreement. The numbers below are illustrative only and in the event of a conflict between this Schedule G and the applicable Sections of the Agreement, the applicable Sections of the Agreement shall govern.

Assumptions

The Material Capital Project Recalculation, Funding Default Recalculation and Note Guaranty Recalculation calculations set out below in Parts II, III and IV, respectively, assume the following occurred prior to the applicable recalculation event:

1.

Nevada JV incurred Development Capital Expenditures (for clarity, whether funded through Member Contributions, Cash Available to Nevada JV, or a combination thereof) in the aggregate amount of $1,000,000,000, funded or notionally funded by the Members in accordance with their respective Proportionate Interests (61.5% or $ 615,000,000 by Barrick Member and 38.5% or $385,000,000 by the Newmont Member);

2.

Newmont Member contributed an Excluded Development/Exploration Property to Nevada JV with a Contribution Value of $1,500,000,000 and Barrick Member elected to pay Newmont Member the amount determined pursuant to Section 6.1(d)(i);

3.	no Funding Default occurred;

4.

Nevada JV Distributions in the aggregate amount of $461,250,000 and $288,750,000 were made to Barrick Member and Newmont Member, respectively, from the proceeds of disposition of Nevada JV Assets in the amount of $750,000,000; and

5.	no payment has been made by Nevada JV pursuant to the Note Guaranty.

Presentation

For simplicity of presentation, the Parties’ respective proportionate Membership Interests are rounded to 61.5% for the Barrick Member and 38.5% for the Newmont Member, and the illustrative calculated amounts are correspondingly affected by this rounding. It is agreed that the actual Membership Interests and calculations based thereon will not utilize rounded numbers.

Notional Capital Accounts

As a result of the assumptions set out above, the notional capital accounts of the Members prior to the Material Capital Project Recalculation and Funding Default Recalculation, as applicable, would be as follows:

Item	Description	Barrick Notional Capital Account	Newmont Notional Capital Account
(A)	Opening Balance	$8,219,000,000	$5,145,000,000
(B)	add Member’s Development Capital Expenditure Share	$615,000,000	$385,000,000
(C)	add Contribution Value of Excluded Development/Exploration Property contributed by Member (less amounts paid by other Member)	$0	$577,500,000
(D)	add amount paid to other Member in respect of an Excluded Development/Exploration Property Contributed by other Member	$922,500,000	$0
(E)	add Member Contributions to cover Funding Defaults	$0	$0
(F)	less Nevada JV special distributions (from sales of Nevada JV Assets)	$461,250,000	$288,750,000

	Balance Prior to Any Recalculation	$9,295,250,000	$5,818,750,000

Proportionate Interests

As a result of the assumptions set out above, the respective Proportionate Interests of the Members prior to any of the recalculation events set out in Parts II, III, and IV below are as follows (where A, B and C have the meanings ascribed to them in the definition of Proportionate Interest):

Contributing Member (Barrick Member)

	A + C
	A + B

=	9,295,250,000	+ 0%
	(9,295,250,000+ 5,818,750,000)

=	9,295,250,000
	15,114,000,000

=	61.50%

Non-Contributing Member (Newmont Member)

	B – C
	A + B

=	5,818,750,000	– 0%
	(9,295,250,000 + 5,818,750,000)

=	5,818,750,000
	15,114,000,000

=	38.50%

PART I – EXCLUDED DEVELOPMENT/EXPLORATION PROPERTY RECALCULATION

1.	Assumptions

(a)

The Contributing Member (Barrick Member) delivered a Contribution Notice to the Non-Contributing Member (Newmont Member) in respect of an Excluded Development/Exploration Property that was required to be contributed to Nevada JV in accordance with Section 6.1 of the Agreement.

(b)

Within 90 days of receiving the valuations determining the Excluded Development/Exploration Property Value and the NGM Standalone Life of Mine Value, the Non-Contributing Member elected to permit its Proportionate Interest to be diluted as of the Contribution Date pursuant to Section 6.1(d)(ii) of the Agreement.

(c)

The Fair Market Value of the Excluded Development/Exploration Property and NGM Standalone Life of Mine Value are Independent-Expert valuations determined in accordance with Schedule F. These valuations are distinct from the notional capital accounts used in Parts II, III and IV.

2. Valuation Assumptions

NGM Standalone Life of Mine Value = $14,000,000,000

Fair Market Value of the Excluded Development/Exploration Property = $1,000,000,000

Feasibility Study Cost = $20,000,000

Contribution Value = Fair Market Value of an Excluded Development/Exploration Property + Feasibility Study Cost = 1,020,000,000

For certainty, this example calculation (including the valuation assumptions above) is for illustrative purposes only to demonstrate the dilution calculation. It does not reflect the actual Fair Market Value calculation for purposes of contribution of an Excluded Development/Exploration Property.

3.	Recalculation of Proportionate Interest

Post-Contribution Proportionate Interest of Non-Contributing Member (Newmont Member) (effective as of the Contribution Date)

Where A = proportionate interest; B = NGM Standalone Life of Mine Value; C = Contribution Value

	A x	B
		B + C

=	38.50% x	14,000,000,000
		14,000,000,000 + 1,020,000,000

=	35.89% (rounded)

No change will be made to the Newmont Notional Capital Account.

Post-Contribution Proportionate Interest of Contributing Member (Barrick Member)

= 100% - 35.89% = 64.11% (rounded)

The Barrick Notional Capital Account will be increased by the amount of the Contribution Value.

Note: Percentages are rounded to two decimal places for illustrative purposes. Actual calculations under the Agreement will not utilize rounded numbers.

PART II – MATERIAL CAPITAL PROJECT RECALCULATION

4.	Assumptions

(a)

The Board approved the Development of a Material Capital Project in the amount of $1,250,000,000 in respect of which the Non-Funding Member (Barrick Member)) delivered an Opt-Out Notice and the Sole Funding Member (Newmont Member) delivered a Sole Funding Notice within 30 days of receiving the Opt-Out Notice, each in accordance with Section 6.3(b) of the Agreement.

(b)	The Sole Funding Member made a single Member Contribution in the amount of $1,250,000,000 to fund the entire Material Capital Project (including all cost overruns relating thereto).

Note – In this example, it is assumed that the Sole Funding Member made its Member Contribution to fund the Material Capital Project all at once. However, Material Capital Projects are likely to be funded by the Sole Funding Member through a number of Member Contributions made over a period of time. The recalculation of each Member’s Proportionate Interest resulting from the Material Capital Project Recalculation calculation will occur each time a Member Contribution is made in order to sole fund a Material Capital Project.

(c)	Of the $1,250,000,000 of Member Contributions required to fund the Material Capital Project, 80% ($1,000,000,000) related to Development Capital Expenditures.

5.	Effect of Assumptions on Notional Capital Accounts

Based on the assumptions set out above, each Member’s notional capital account would be adjusted as follows on the date the Member Contribution is made by the Sole Funding Member in respect of the Material Capital Project:

Item	Description	Barrick Notional Capital Account	Newmont Notional Capital Account
	Balance Prior to Material Capital Project Recalculation	$9,295,250,000	$5,818,750,000
(B)	add Member Contributions in respect of the Material Capital Project relating to Development Capital Expenditures	$0	$1,000,000,000

	Balance After Material Capital Project Recalculation	$9,295,250,000	$6,818,750,000

6.	Recalculation of Proportionate Interests

As a result of the Material Capital Project Recalculation, the respective Proportionate Interests of the Members will be recalculated as set out below each time a Sole Funding Member makes a Membership Contribution in order to fund a Material Capital Project, which, based on assumptions set out above, will be as follows (where A, B and C have the meanings ascribed to them in the definition of Proportionate Interest):

Non-Funding Member (Barrick Member)

	A + C
	A + B

=	9,295,250,000	+ 0%
	(9,295,250,000 + 6,818,750,000)

=	9,295,250,000
	16,114,000,000

=	57.68%

Sole Funding Member (Newmont Member)

	B – C
	A + B

=	6,818,750,000	– 0%
	(9,295,250,000 + 6,818,750,000)

=	6,818,750,000
	16,114,000,000

=	42.32%

PART III – FUNDING DEFAULT RECALCULATION

7.	Assumptions

(a)

The Operating Member delivered a Monthly Funding Statement or Special Funding Statement requiring the Members to fund a total of $1,250,000,000 to be paid by the Members in accordance with their respective Proportionate Interests (61.5% or $768,750,000 to be paid by the Barrick Member and 38.5% or $481,250,000 to be paid by the Newmont Member).

(b)	Of the $1,250,000,000 set out in the Monthly Funding Statement or Special Funding Statement, 80% ($1,000,000,000) related to Development Capital Expenditures.

(c)	The Non-Defaulting Member (Barrick Member) made its Member Contribution of $768,750,000 ($615,000,000 of which relate to Development Capital Expenditures).

(d)

The Defaulting Member (Newmont Member) did not provide its Member Contribution of $481,250,000 ($385,000,000 of which relate to Development Capital Expenditures) in the time-period set out in the Agreement and the Non-Defaulting Member (Barrick Member) gave the Defaulting Member a Notice of Default.

(e)	Example 1 – Additional Contribution Made

(i)

The Defaulting Member did not cure the Funding Default and within five Business Days following the last day of the cure period, the Non-Defaulting Member elected to cover the Funding Default by making an additional Member Contribution.

(ii)	The Non-Defaulting Member made an additional Member Contribution to cover the Funding Default in the amount of $481,250,000.

(f)	Example 2 – Default Loan Made

(i)

The Defaulting Member did not cure the Funding Default and within five Business Days following the last day of the cure period, the Non-Defaulting Member elected to fund the Defaulted Amount as a Default Loan.

(ii)	The Non-Defaulting Member made a Default Loan to fund the Defaulted Amount in the amount of $481,250,000.

(g)	Example 3 – No Additional Contribution or Default Loan

The Defaulting Member did not cure the Funding Default and within five Business Days following the last day of the cure period and the Non-Defaulting Member did not elect to cover the Funding Default by making an additional Member Contribution or fund the Defaulted Amount as a Default Loan.

8.	Effect of Assumptions on Notional Capital Accounts

(a)	Example 1 – Additional Contribution Made

Based on the assumptions set out above, each Member’s notional capital account would be adjusted as follows:

Item	Description	Barrick Notional Capital Account	Newmont Notional Capital Account
	Balance Prior to Funding Default Recalculation	$9,295,250,000	$5,818,750,000
(B)	add Member Contributions in respect of Development Capital Expenditures	$615,000,000	$0
(E)	add Member Contributions to cover Funding Defaults	$481,250,000	$0

	Balance After Funding Default Recalculation	$10,391,500,000	$5,818,750,000

(b)	Example 2 – Default Loan Made

Based on the assumptions set out above, each Member’s notional capital account would be adjusted as follows:

Item	Description	Barrick Notional Capital Account	Newmont Notional Capital Account
	Balance Prior to Funding Default Recalculation	$9,295,250,000	$5,818,750,000
(B)	add Member Contributions in respect of Development Capital Expenditures	$615,000,000	$385,000,000

	Balance After Funding Default Recalculation	$9,910,250,000	$6,203,750,000

(c)	Example 3 – No Additional Contribution or Default Loan

Based on the assumptions set out above, each Member’s notional capital account would be adjusted as follows:

Item	Description	Barrick Notional Capital Account	Newmont Notional Capital Account
	Balance Prior to Funding Default Recalculation	$9,295,250,000	$5,818,750,000
(B)	add Member Contributions in respect of Development Capital Expenditures	$615,000,000	$0

	Balance After Funding Default Recalculation	$9,910,250,000	$5,818,750,000

9.	Recalculation of Proportionate Interest

(a)	Example 1 – Additional Contribution Made

As a result of the Funding Default Recalculation, the respective Proportionate Interests of the Members will be recalculated as follows (where A, B and C have the meanings ascribed to them in the definition of Proportionate Interest):

Non-Defaulting Member (Barrick Member)

	A + C
	A + B

=	10,391,500,000	+ 0%
	(10,391,500,000 + 5,818,750,000)

=	10,391,500,000
	16,210,250,000

=	64.10%

Defaulting Member (Newmont Member)

	B – C
	A + B

=	5,818,750,000	– 0%
	(10,391,500,000 + 5,818,750,000)

=	5,818,750,000
	16,210,250,000

=	35.90%

(b)	Example 2 – Default Loan Made

As a result of the Funding Default Recalculation, the respective Proportionate Interests of the Members will be recalculated as follows (where A, B and C have the meanings ascribed to them in the definition of Proportionate Interest):

Non-Defaulting Member (Barrick Member)

	A + C
	A + B

=	9,910,250,000	+ 0%
	(9,910,250,000 + 6,203,750,000)

=	9,910,250,000
	16,114,000,000

=	61.50%

Defaulting Member (Newmont Member)

	B – C
	A + B

=	6,203,750,000	– 0%
	(9,910,250,000 + 6,203,750,000)

=	6,203,750,000
	16,114,000,000

=	38.50%

(c) Example 3 – No Additional Contribution or Default Loan

As a result of the Funding Default Recalculation, the respective Proportionate Interests of the Members will be recalculated as follows (where A, B and C have the meanings ascribed to them in the definition of Proportionate Interest):

Non-Defaulting Member (Barrick Member)

	A + C
	A + B

=	9,910,250,000	+ 0%
	(9,910,250,000 + 5,818,750,000)

=	9,910,250,000
	15,729,000,000

=	63.01%

Defaulting Member (Newmont Member)

	B – C
	A + B

=	5,818,750,000	– 0%
	(9,910,250,000 + 5,818,750,000)

=	5,818,750,000
	15,729,000,000

=	36.99%

PART IV – NOTE GUARANTY RECALCULATION

10.	Assumptions

(a)	Example 1 – Additional Member Contribution from Barrick Member

(i)	Demand for payment is made to Nevada JV pursuant to the Note Guaranty and the Operating Member determines to make a payment of $300,000,000 under the Note Guaranty.

(ii)	Nevada JV makes a payment of $300,000,000 under the Note Guaranty.

(iii)	The entire amount was funded by additional Member Contributions from Barrick Member for that purpose.

(b)	Example 2 – Combination of Member Contribution and Cash Available to Nevada JV

(i)	Demand for payment is made to Nevada JV pursuant to the Note Guaranty and the Operating Member determines to make a payment of $800,000,000 under the Note Guaranty.

(ii)	Nevada JV makes a payment of $800,000,000 under the Note Guaranty.

(iii)	$600,000,000 of the payment was funded by additional Member Contributions from Barrick Member for that purpose.

(iv)	The remaining $200,000,000 was funded by other Cash Available to Nevada JV. Barrick Member’s Proportionate Interest of such Cash Available to Nevada JV was $123,000,000 (i.e., 61.5%).

11.	Calculation of Note Guaranty Dilution Amount

(a)	Example 1 – Additional Member Contribution from Barrick Member

Based on the assumptions set out above, the Note Guaranty Dilution Amount would be calculated as follows (where A, B and C have the meanings ascribed to them in the definition of Note Guaranty Dilution Amount):

	A x	B
		C

=	10% x	300,000,000
		600,000,000

=	5%

(b)	Example 2 – Combination of Member Contribution and Cash Available to Nevada JV

Based on the assumptions set out above, the Note Guaranty Dilution Amount would be calculated as follows (where A, B and C have the meanings ascribed to them in the definition of Note Guaranty Dilution Amount):

	A x	B
		C

=	10% x	(600,000,000 + 123,000,000)
		600,000,000

=	12.05%

12.	Recalculation of Proportionate Interests

(a)	Example 1 – Additional Member Contribution from Barrick Member

As a result of the Note Guaranty Recalculation, the respective Proportionate Interests of the Members will be recalculated as follows (where A, B and C have the meanings ascribed to them in the definition of Proportionate Interest):

Barrick Member

	A + C
	A + B

=	9,295,250,000	+ 5%
	(9,295,250,000 + 5,818,750,000)

=	9,295,250,000 + 5%
	15,114,000,000

=	61.5% + 5%

=	66.50%

Newmont Member

	B – C
	A + B

=	5,818,750,000	– 5%
	(9,295,250,000 + 5,818,750,000)

=	5,818,750,000 – 5%
	15,114,000,000

=	38.5% – 5%

=	33.50%

(b)	Example 2 – Combination of Member Contribution and Cash Available to Nevada JV

As a result of the Funding Default Recalculation, the respective Proportionate Interests of the Members will be recalculated as follows (where A, B and C have the meanings ascribed to them in the definition of Proportionate Interest):

Barrick Member

	A + C
	A + B

=	9,295,250,000	+ 12.05%
	(9,295,250,000 + 5,818,750,000)

=	9,295,250,000 + 12.05%
	15,114,000,000

=	61.5% + 12.05%

=	73.55%

Newmont Member

	B – C
	A + B

=	5,818,750,000	– 12.05%
	(9,295,250,000 + 5,818,750,000)

=	5,818,750,000 – 12.05%
	15,114,000,000

=	38.5% – 12.05%

=	26.45%

SCHEDULE H

TERMS OF MINORITY ROYALTY AGREEMENT

See attached.

SCHEDULE H

MINORITY ROYALTY

Pursuant to Section 9.9 of the Agreement, a Minority Interest Holder is entitled to a Net Smelter Return Royalty on all Product produced from properties included in the Nevada JV Assets. To implement the provisions of Section 9.9, Nevada JV will convey such royalty by deed (the “Royalty Deed”), which shall incorporate the following principles.

1.

Property Subject to Production Royalty. The Minority Royalty of the Minority Interest Holder shall be a royalty interest in and a burden upon the properties included in the Nevada JV Assets existing as of the date it becomes a Minority Interest Holder (the “Royalty Property”), which will be more particularly described in the Royalty Deed.

2.	Grantor and Grantee. Nevada JV will be the “Grantor” under the Royalty Deed and the Minority Interest Holder will be the “Grantee” under the Royalty Deed.

3.

Production Royalty. The Royalty Deed will provide that Grantor shall pay to Grantee a perpetual royalty, determined in accordance with this Schedule H, in an amount equal to 1.50% of Net Smelter Returns (the “Royalty Percentage”) from all Product produced from the Royalty Property.

4.	Net Smelter Returns. “Net Smelter Returns” shall be determined as follows:

(a)

For Gold or Silver Bullion. Net Smelter Returns, in the case of Products produced from the Royalty Property for sale as gold bullion or silver bullion that is refined to a form that meets good delivery standards in the London Bullion Market, or comparable terminal market (“Gold Bullion” or “Silver Bullion,” respectively), shall be determined by multiplying (i) the gross number of troy ounces of Gold Bullion or Silver Bullion recovered from production from the Royalty Property and returned to or credited to Grantor or purchased and paid for by the smelter, refiner, processor, purchaser or other recipient of such bullion during a calendar quarter, by (ii) the average of the London Gold Market Fixing Limited Afternoon Fix prices reported for Gold Bullion for the calendar quarter or the average of the London Silver Market Fixing Limited Fix prices reported for Silver Bullion for the calendar quarter, and (iii) by deducting from the product of (i) times (ii) the Allowable Deductions permitted in Section 5(a) below.

(b)

For Copper. Net Smelter Returns for copper produced from the Royalty Property shall be equal to (i) the actual sales price received by Grantor from the sale of such copper (whether in concentrate or as cathode or other product) (“Copper”) to a smelter, refiner, processor, purchaser or other recipient of such copper during a calendar quarter, less (ii) the Allowable Deductions permitted in Section 5(b) below.

(c)

For Other Products. For all other Products produced from the Royalty Property and sold other than as Gold Bullion or Silver Bullion or Copper (“Other Products”), Net Smelter returns shall be equal to (i) the actual sales price received by Grantor from the sale of Other Products to a smelter, refiner, processor, purchaser or other recipient of such products during a calendar quarter, less (ii) the Allowable Deductions permitted in Section 5(b) below.

(d)

Insurance Proceeds. In the event Grantor receives insurance proceeds for Products lost or damaged , Net Smelter Returns for such Products shall equal any such insurance proceeds that are received by Grantor for such loss.

5.	Allowable Deductions.

(a)	For Gold or Silver Bullion. For Products produced and sold as Gold or Silver Bullion, “Allowable Deductions” means, to the extent actually incurred:

(i)

charges imposed by the smelter or refinery for refining Gold or Silver Bullion from doré or concentrates produced in Grantor’s mill or other processing plant; however, charges imposed by the Grantor for processing raw or crushed ore or other preliminary Products in Grantor’s mill or other processing plant shall not be subtracted in determining Net Smelter Returns;

(ii)	penalty substance, assaying, and sampling charges imposed by Grantor for refining Gold or Silver Bullion contained in such production;

(iii)

charges and costs, if any, for transportation and insurance of doré or concentrates produced in Grantor’s mill or other processing plant to places where such doré or concentrates are smelted, refined and/or sold or otherwise disposed of; and

(iv)

all taxes paid on production of Gold or Silver Bullion, except income tax, including but not limited to, production, severance, sales and privilege taxes and all local, state and federal royalties that are based on the production of Gold or Silver Bullion.

(b)	For Copper and Other Products. For Copper and Other Products, “Allowable Deductions” means, to the extent actually incurred:

(i)

charges imposed by the smelter, refiner or other processor for smelting, refining or processing Copper or Other Products, but excluding any and all charges and costs related to Grantor’s mill or other processing plant constructed for the purpose of milling or processing Copper or Other Products;

(ii)

penalty substance, assaying, and sampling charges imposed by the smelter, refiner or other processor for smelting, refining, or processing Copper or Other Products, but excluding any and all charges and costs of or related to Grantor’s mill or other processing plant constructed for the purpose of milling or processing Copper or Other Products;

(iii)

charges and costs, if any, for transportation and insurance of Copper or Other Products and the beneficiated products thereof from Grantor’s mill or other processing plant to places where such Copper or Other Products or the beneficiated products thereof are smelted, refined and/or sold or otherwise disposed of; and

(iv)

all taxes paid on production of Copper or Other Products, except income tax, including but not limited to, production, severance, sales and privilege taxes and all local, state and federal royalties that are based on the production of Copper or Other Products.

(c)

Custom Facilities. In the event Grantor carries out smelting, refining or other processing operations to produce Gold and Silver Bullion, Copper or Other Products in facilities owned or controlled, in whole or in part, by Grantor, which facilities were not constructed for the sole purpose of milling or processing raw or intermediate Products produced from the Royalty Property, then charges, costs and penalties for such smelting, refining or processing shall mean the amount Grantor would have incurred as “Allowable Deductions” under subsections (a)(i) or (b)(i) above if such smelting, refining or other processing operations were carried out at facilities not owned or controlled by Grantor, but in no event will such Allowable Deductions be greater than actual costs incurred by Grantor with respect to such smelting, refining or other processing.

6.	Calculating and Paying Royalty.

(a)

Calculation. The dollar amount of the Net Smelter Returns Royalty due to Grantee for each calendar quarter shall be the product of: (i) the sum of the Net Smelter Returns for Gold and Silver Bullion for such quarter plus the Net Smelter Returns for Copper or Other Products for such quarter (ii) multiplied by the Royalty Percentage.

(b)

Payment. Payment of the Net Smelter Returns Royalty shall be due by the last day of the month following each calendar quarter in which Gold or Silver Bullion or Copper or Other Products are sold (the “Payment Date”). If for any reason, all information necessary to calculate and make a payment on the Payment Date is not available, Grantor shall make a provisional payment on the Payment Date and provide a final reconciliation for such payment promptly after all needed ‘information becomes available to Grantor. In the event that Grantee has been underpaid for any provisional payment, Grantor shall promptly pay the difference to Grantee in cash or other readily available funds and if Grantee has been overpaid for any provisional payment Grantee will promptly pay to Grantor of the difference by cash or other readily available funds.

(c)

Detailed Statement. All payments of Net Smelter Returns Royalty shall be accompanied by a detailed statement explaining the calculation thereof together with any available settlement sheets receiver by Grantor from the smelter, refiner or other purchaser of Gold or Silver Bullion or Copper or Other Products.

7.	Other Provisions Related to Payment.

(a)

Hedging Transactions. All profits and losses resulting from Grantor’s actual sale of Gold or Silver Bullion, or Grantor’s engaging in any commodity futures trading, option trading, or metals trading, or any combination thereof, and any other hedging transactions including trading transactions designed to avoid losses and obtain possible gains due to metal price fluctuations are specifically excluded from calculation of Net Smelter Returns and shall be solely for Grantor’s account.

(b)

Commingling. Grantor shall have the right to commingle, either underground, at the surface, in stockpiles or at the mill, autoclave, roaster or other processing facility used by Grantor, ore or concentrates, minerals and other material mined and removed from the Royalty Property with ore, concentrates, minerals and other material mined and removed from the other property. Before commingling, the average grade of the commingled materials and other measures as are appropriate shall first be calculated by Grantor from representative samples, and the weight of such materials shall be determined before commingling using Grantor’s standard practices. In obtaining representative samples, calculating the average grade of the ore and average recovery percentages, the procedures typically used by Grantor in its other operations in the vicinity of the Royalty Property may be used. Representative samples of the materials to be commingled shall be retained by Grantor and assays (including moisture and penalty substances) and other appropriate analyses of these samples shall be retained for a reasonable amount of time, but not less than 18 months, after receipt by Grantee of the applicable royalty payment.

(c)

No Obligation to Mine. Grantor shall have sole discretion to determine the extent of its mining of the Royalty Property and the time or the times for beginning, continuing or resuming mining operations with respect thereto. Grantor shall have no obligation to Grantee (in its capacity as the holder of this royalty) or otherwise to mine any of the Royalty Property, such obligation being governed solely by the Agreement.

8.	Books, Records, Inspections and Confidentiality.

(a)

Grantee shall have the right, upon reasonable notice to Grantor, to inspect and copy all books, records, technical data, information and materials (the “Data”) pertaining to calculation of royalty payments, including those with respect to commingling; provided that such inspections shall not unreasonably interfere with Grantor’s operations. Grantor makes no representations or warranties to Grantee concerning any of the Data and Grantee agrees that if it elects to rely on any such Data or information, it does so at its sole risk, except in the event of fraud.

(b)

Grantee shall have the right to audit the books and records pertaining to production from the Royalty Property and contest payments of the Net Smelter Returns Royalty for 24 months after receipt by Grantee of the payments to which such books and records pertain. Each royalty payment shall be deemed conclusively correct unless Grantee objects to it in writing within 24 months after receipt thereof. If any such audit or inspection reveals that royalty payments for any calendar year are underpaid by more than five percent, Grantor shall reimburse Grantee for its reasonable costs incurred in such audit or inspection.

(c)

Grantee shall have the right, upon reasonable notice, to inspect the facilities associated with the Royalty Property to the extent necessary to confirm Grantor’s proper performance of its obligations in this Exhibit. Such inspection shall be at the sole risk of Grantee, and Grantee shall indemnify Grantor from any liability caused by Grantee’s exercise of inspection rights, unless such liability is caused by the gross negligence or intentional acts of Grantor or its employees or agents.

(d)	Grantee shall be bound by the confidentiality provisions of Article 15 of the Agreement.

9.

Tailings and other Waste Material. All tailings, residues, waste rock, spoiled leach materials, and other materials resulting from Grantor’s operations and activities with respect to the Royalty Property shall be the sole property of Grantor.

10.

Real Property Interest. Grantor and Grantee intend that the Net Smelter Returns Royalty shall be perpetual and, to the extent allowed by law, shall constitute a vested interest in and a covenant running with the Royalty Property and shall inure to the benefit of and be binding upon the parties and their respective, successors and assigns so long as Grantor or any successor or assign of Grantor holds any rights or interests in the Royalty Property. The royalty shall attach to any amendments, relocations or conversions of any mining claim, license, or lease, concession, permit, patent or other tenure comprising the Royalty Property, or to any renewals or extensions thereof. If Grantor or any affiliate or successor or assignee of Grantor surrenders, allows to lapse or otherwise relinquishes or terminates its interest in any of the Royalty Property, and reacquires a direct or indirect interest in the land or minerals covered by the former Royalty Property, then from and after the date of such reacquisition such reacquired properties shall be included in the Royalty Property and the royalty shall apply to such interest so acquired. Grantor shall give written notice to Grantee within thirty (30) days of any acquisition or reacquisition of an interest in the Royalty Property. The Parties do not intend that there be any violation of the rule of perpetuities. Accordingly, any right that is subject to such rules shall be exercised within the maximum time periods permitted under applicable law.

11.	General Provisions.

(a)

The relationship of Grantor and Grantee with respect to the Net Smelter Returns Royalty shall not be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, or other partnership relationship.

(b)	As used in the Deed, the term “Grantee” shall include all of Grantee’s successors-in-interest and the term “Grantor” shall include all of Grantor’s successors-in-interest.

(c)

Grantor may convey, transfer, assign or abandon all or any portion of its interest in the Royalty Property, provided that in the event of any conveyance, transfer or assignment, it shall require the party or parties acquiring such interest to assume in a written agreement with Grantee the obligations of Grantor under the Deed in respect of such interest, and thereupon Grantor shall be relieved of all liability under the Deed as to such interest in the Royalty Property, except for liabilities existing as of the date of such conveyance, transfer, or assignment.

(d)

Grantee may at any time convey or transfer its rights, interests and obligations under the Deed to any person, without the approval of Grantor, provided that Grantor shall not be bound by any such conveyance or transfer unless and until it has received a notice signed by Grantee and its transferee, which includes the details of such person’s address for notices and payments. Any transfer of the right to receive any royalty payments shall in no event require Grantor to make payments to more than one person or entity. If the right to receive royalty payments is transferred to more than one person or entity, such transfer shall not be binding upon Grantor until the first day of the month following the date on which Grantor receives written notice signed by Grantee and its transferee designating a single agent for future royalty payments and for exercising all rights of Grantee under the Deed.

SCHEDULE I-A

RETAINED ROYALTY DEED (BARRICK)

See attached.

APN #: N/A (mineral royalty interest)

Recorded at the request of, and

when recorded, return to:

Barrick Nevada Holding LLC

1655 Mountain City Highway

Elko, Nevada 89801

Attention: Land Manager

Mail Tax Statement to:    N/A (mineral royalty interest)

Space above for County Recorder’s Use

Affirmation Statement: The undersigned affirms that this document does not contain any social security numbers or other personal information of any person (Per NRS 239B.030).

NET SMELTER RETURNS ROYALTY DEED

This Net Smelter Returns Royalty Deed (this “Deed”), executed to be effective at 12:02 a.m. Pacific Daylight Time on July 1, 2019 (“Effective Date”) is from Nevada Gold Mines LLC, a Delaware limited liability company (“NGM LLC”), whose address is 1655 Mountain City Highway, Elko, NV 89801 and Barrick Cortez LLC, a Delaware limited liability company (“BC LLC” and, together with NGM LLC, “Grantors”), whose address is 1655 Mountain City Highway, Elko, NV 89801 to Barrick Nevada Holding LLC a Delaware limited liability company (“Grantee”), whose address is 1655 Mountain City Highway, Elko, Nevada 89801. Grantors and Grantee are sometimes referred to individually as a “Party” and collectively as the “Parties.”

Recitals

A.

Grantors own fee lands, fee minerals, patented mining claims and patented millsite s (the “Owned Real Property”), and unpatented mining claims and millsites (the “Owned Claims”). Grantors hold a leasehold interest in fee lands, fee minerals, patented mining claims and millsites, and unpatented mining claims and millsites (the “Leased Property”) pursuant to certain leases (the “Leases”). The Owned Real Property, the Owned Claims, and the Leased Property are collectively referred to in this Deed as the “Properties”. The Properties are located in Elko, Eureka, Lander, Humboldt and Pershing Counties, Nevada. The Owned Real Property, the Owned Claims, and the Leased Property, and the associated Leases are described in Parts I, II and III, respectively, of Exhibits A (Elko County), B (Eureka County), C (Lander County), D (Humboldt County) and E (Pershing County) to this Deed.

B.

Pursuant to that certain Amended and Restated Limited Liability Company Agreement of Nevada Gold Mines LLC dated July 1, 2019 among Barrick Gold Corporation, Barrick Nevada Holding LLC, Newmont Goldcorp Corporation, Grantee and Grantors (the “Agreement”), Grantors agreed to execute, acknowledge and deliver to Grantee an instrument granting a Net Smelter Returns Royalty on all gold produced from the

Properties after 47,301,000 ounces of gold have been produced from the Properties from and after the Effective Date (the “Threshold Amount”).

C.	Grantors execute and deliver this Deed to Grantee pursuant to the terms of the Agreement.

Conveyance

1.

Grant of Royalty. For good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Parties, Grantors grant, sell, assign and convey to Grantee, its successors and assigns, forever, a Net Smelter Returns Royalty equal to 1.5% of Net Smelter Returns (the “Royalty Percentage”), as hereinafter defined and computed, for all gold produced from the Properties after production of the Threshold Amount (the “Royalty”).

2.	Representations and Warranties.

(a)	Full Authority. Grantors represent and warrant that they have all authority necessary for it to execute and deliver this Deed.

(b)

No Encumbrances. Grantors represent and warrant that the Properties are free and clear of all liens and encumbrances, except for liens or encumbrances authorized or agreed to by Grantee in writing or that were created or were permitted pursuant to that certain Implementation Agreement dated March 10, 2019 between Barrick Gold Corporation and Newmont Mining Corporation, as amended (the “Implementation Agreement”). Grantors further represent and warrant that the Royalty is free and clear of all liens and encumbrances arising by, through or under Grantors.

(c)	Grantee’s Acceptance. Grantee acknowledges and agrees that this Deed is accepted by Grantee in satisfaction of Grantors’ obligations to deliver this Deed pursuant to the Agreement.

3.	Definition of Net Smelter Returns.

(a)

For Gold Bullion. “Net Smelter Returns,” for gold produced from the Properties and refined by or for Grantors to a form that meets good delivery standards in the London Bullion Market or comparable terminal market (“Gold Bullion”), shall be determined by multiplying (i) the gross number of troy ounces of Gold Bullion produced from the Properties and returned to or credited to Grantors or purchased and paid for by the smelter, refiner, processor, purchaser or other recipient of such bullion during a calendar quarter, by (ii) the arithmetic average of the London Bullion Market Association P.M. Fixing Price (in United States dollars) reported on its website for Gold Bullion for the calendar quarter (or should such quotation cease, another similar quotation acceptable to Grantee, acting reasonably) calculated by summing the quoted prices reported for each day of the calendar quarter and dividing the sum by the number of days for which such prices were reported, and (iii) by deducting from the product of (i) times (ii), the Allowable Deductions permitted in Section 4(a) below.

(b)

For Other Products. For all gold produced from the Properties and sold in a crude or intermediate form other than as Gold Bullion (“Other Products”), Net Smelter Returns shall be equal to (i) the actual sales price for the gold contained in such Other Products received by Grantors from a smelter, refiner, processor, purchaser or other recipient of such products during a calendar quarter, less (ii) the Allowable Deductions permitted in Section 4(b) below.

(c)

Insurance Proceeds. In the event Grantors receive insurance proceeds for gold in Gold Bullion, or gold in Other Products lost or damaged, Net Smelter Returns shall equal any such insurance proceeds that are received by Grantors for such loss.

4.	Allowable Deductions.

(a)	For Gold Bullion. For gold produced and sold as Gold Bullion, “Allowable Deductions” means, to the extent actually incurred:

(i)

charges imposed by the smelter or refinery for refining Gold Bullion from doré or concentrates produced in Grantors’ mill or other processing plant; however, charges incurred by Grantors for processing raw or crushed ore or other preliminary products in Grantors’ mill or other processing plant shall not be subtracted in determining Net Smelter Returns;

(ii)	penalty substance, assaying, and sampling charges imposed on or incurred by Grantors for refining Gold Bullion contained in such production;

(iii)

charges and costs, if any, for transportation and insurance of doré or concentrates produced in Grantors’ mill or other processing plant to places where such doré or concentrates are smelted, refined and/or sold or otherwise disposed of; and

(iv)

all taxes paid on production of Gold Bullion, except income tax, including but not limited to, production, severance, sales and privilege taxes and all local, state and federal taxes that are based on the production of Gold Bullion.

(b)	For Gold in Other Products. For gold produced and sold in Other Products, “Allowable Deductions” shall mean, to the extent actually incurred:

(i)

charges imposed by the smelter, refiner or other processor for smelting, refining or processing gold contained in Other Products, but excluding any and all charges and costs related to Grantors’ mill or other processing plant constructed for the purpose of milling or processing Other Products;

(ii)	penalty substance, assaying, and sampling charges imposed by the smelter, refiner or other processor for smelting, refining, or processing gold contained in Other Products, but excluding any and all charges and costs of or related to Grantors’ mill or other processing plant constructed for the purpose of milling or processing Other Products;

(iii)

charges and costs, if any, for transportation and insurance of the gold contained in Other Products and the beneficiated products thereof from Grantors’ mill or other processing plant to places where such Other Products or the beneficiated products thereof are smelted, refined and/or sold or otherwise disposed of; and

(iv)

all taxes paid on production of the gold contained in Other Products, except income tax, including but not limited to, production, severance, sales and privilege taxes and all local, state and federal taxes that are based on the production of gold contained in Other Products.

(c)

Custom Facilities. In the event Grantors carry out smelting, refining or other processing operations to produce Gold Bullion or to recover the gold contained in Other Products in facilities owned or controlled, in whole or in part, by Grantors, which facilities were not constructed for the sole purpose of smelting, refining or processing crude or intermediate products produced from the Properties, then charges, costs and penalties for such smelting, refining or processing shall mean the amount Grantors would have incurred as “Allowable Deductions” under subsections (a)(i) or (b)(i) above if such smelting, refining or other processing operations were carried out at facilities not owned or controlled by Grantors, but in no event will such Allowable Deductions be greater than actual costs incurred by Grantors with respect to such smelting, refining or other processing.

5.	Calculating and Paying Royalty; Reporting.

(a)

Calculation. The dollar amount of the Net Smelter Returns Royalties due to Grantee for a calendar quarter shall be the product of the sum of the Net Smelter Returns for Gold Bullion plus the Net Smelter Returns for the gold contained in Other Products for such quarter multiplied by the Royalty Percentage.

(b)

Payment. Payment of the Net Smelter Returns Royalties for a calendar quarter shall be due by the last day of the month following the end of each calendar quarter in which Gold Bullion or Other Products containing gold are sold or returned or credited to Grantors (the “Payment Date”). If, for any reason, all information necessary to calculate and make a payment on the Payment Date is not available, Grantors shall make a provisional payment on the Payment Date based on the available information and provide a final reconciliation for such payment promptly after all needed information becomes available to Grantors. In the event Grantee has been underpaid in any provisional payment, Grantors shall promptly pay the difference to Grantee in cash or other readily available funds and if Grantee has been overpaid in any provisional payment, Grantee will promptly pay to Grantors the difference in cash or other readily available funds.

(c)

Detailed Statement. All payments of Net Smelter Returns Royalty shall be accompanied by a detailed statement explaining the calculation thereof together with any available settlement sheets received by Grantors from the smelter, refiner or other purchaser of Gold Bullion or gold contained in Other Products.

(d)

Reporting Prior to Production of the Gold Threshold Amount. Until such time as production of Gold Bullion and gold contained in Other Products from the Properties collectively equals or exceeds the Threshold Amount, Grantors shall report to Grantee the production of Gold Bullion and gold contained in Other Products from the Properties on a quarterly basis within 30 days following the end of each calendar quarter along with any available settlement sheets or other information received by Grantors from a smelter, refiner or other purchaser of Gold Bullion or gold contained in Other Products.

6.	Other Provisions Related to Payment.

(a)

Hedging Transactions. All profits and losses resulting from Grantors’ engaging in any commodity futures trading, option trading, or metals trading, or any combination thereof, and any other hedging transactions including trading transactions designed to avoid losses and obtain possible gains due to metal price fluctuations are specifically excluded from calculation of Net Smelter Returns and shall be solely for Grantors’ account.

(b)

Commingling. Grantors shall have the right to commingle, either underground, at the surface, in stockpiles or at a mill, autoclave, roaster or other processing facility used by Grantors, ore or concentrates, minerals and other material mined and removed from the Properties with ore, concentrates, minerals and other material mined and removed from other property. Before commingling, the average grade of the commingled materials and other measures as are appropriate shall first be calculated by Grantors from representative samples, and the weight of such materials shall be determined before commingling using Grantors’ standard practices. In obtaining representative samples, calculating the average grade of the ore and average recovery percentages, the procedures typically used by Grantors in its other operations in the vicinity of the Properties may be used. Representative samples of the materials to be commingled shall be retained by Grantors and assays (including moisture and penalty substances) and other appropriate analyses of these samples shall be retained for a reasonable amount of time, but not less than 18 months, after receipt by Grantee of the applicable royalty payment.

(c)

No Obligation to Mine or Process. Subject to the Agreement, Grantors shall have sole discretion to determine the extent of its operations on or for the benefit of the Properties and the time or the times for development, mining, stockpiling, processing and selling products produced from the Properties and the suspension or resumption of any operation with respect thereto. Grantors shall have no obligation to Grantee (in its capacity as the holder of this royalty) or otherwise to mine or to conduct any other operation on any of the Properties, such obligations being governed solely by the Agreement.

(d)

Lesser Interest. Pursuant to the Implementation Agreement, immediately prior to the execution of this Deed, Grantee and certain affiliates of Grantee contributed the Properties to Grantors (or are holding certain of the Properties in trust for Grantors pursuant to the Implementation Agreement). Grantors and Grantee agree that Grantee and such affiliates did not own the entire undivided interest in and to all of the Properties. Grantors and Grantee further agree that the Royalty shall only be paid and achievement of the Threshold Amount will only be determined on the basis of Grantors’ proportionate share of gold production from the Properties as contributed by Grantee or such affiliates as of the Effective Date of this Deed, subject to amendment of this Deed in accordance with Section 6(e) below. For clarity, if Grantee or its affiliates owned and contributed to Grantors an undivided 75% interest in the gold produced from a portion of the Properties, then the Royalty will be paid and the Threshold Amount will be determined based only on 75% of the gold production from such portion of the Properties. The Royalty will not be paid and the Threshold Amount will not be determined on production from any property not contributed to Grantors by Grantee or its affiliates pursuant to the Implementation Agreement or the Agreement.

(e)

Subsequently Contributed or Conveyed Property. Section 10.1 of the Agreement addresses the terms and conditions upon which property subsequently contributed by Grantee or its affiliates will become subject to the Royalty, and the terms and conditions upon which portions of the Properties may cease to be subject to the Royalty if they are sold or otherwise conveyed by Grantors. Section 10.1 of the Agreement further addresses how the Threshold Amount will be adjusted in those circumstances. If those provisions become applicable, the Parties agree to amend this Deed accordingly.

7.	Books, Records, Inspections and Confidentiality.

(a)

Inspection of Books and Records. Grantee shall have the right, upon reasonable notice to Grantors, to inspect and copy all books, records, technical data, information and materials (the “Data”) pertaining to calculation of Royalty payments, including those with respect to commingling; provided that such inspections shall not unreasonably interfere with Grantors’ operations. Grantors make no representations or warranties to Grantee concerning any of the Data and Grantee agrees that if it elects to rely on any such Data or any other information made available by Grantors, it does so at its sole risk, except in the event of fraud.

(b)

Audit. Grantee shall have the right to audit the books and records pertaining to production from the Properties and to contest payments of Royalty for a period of 24 months following receipt by Grantee of each Royalty payment. Each Royalty payment shall be deemed conclusively correct unless Grantee objects to it in writing within 24 months after receipt of such payment, setting forth in detail the basis for Grantee’s objection. If it is finally determined, through agreement by the Parties or following completion of the dispute resolution procedures set out in subsection 7(c) below, that Grantee has been underpaid in any such payment, Grantors will promptly pay to Grantee the underpaid amount. In addition, if it is finally determined, through agreement by the Parties or following completion of the dispute resolution procedures set out in subsection 7(c) below, that Royalty payments for any calendar year are underpaid by more than five percent, Grantors shall reimburse Grantee for its reasonable costs incurred in auditing the books and records of Grantors.

(c)	Dispute Resolution.

(i)

If Grantee objects to a Royalty payment in a timely manner as set out in subsection 7(b) above, the Parties will meet within 30 days of Grantors’ receipt of Grantee’s objection and, acting in good faith, shall seek to resolve the dispute. If the Parties fail to resolve the dispute within 30 days of the initial meeting, the dispute will be referred to the respective chief executive officers (or persons holding analogous positions) of the Parties who will, in good faith, attempt to resolve the dispute within 21 days of such referral If the chief executive officers of the Parties are unable to resolve the matter within such 21 day period, then either Party may submit the dispute to the federal or state courts in Nevada.

(ii)

If a Party submits a dispute to the federal or state courts in Nevada, the dispute will be decided by a judge in a bench trial without a jury. EACH PARTY HEREBY IRREVOCABLY WAIVES ITS RESPECTIVE RIGHT TO A JURY TRIAL FOR ANY DISPUTE BASED ON THE PAYMENT OF ROYALTY UNDER THIS DEED. Each Party acknowledges that this waiver is a material inducement to enter into this Deed and will continue to rely on this waiver in future disputes involving the payment of a Royalty hereunder.

(d)

Inspection of Facilities. Grantee shall have the right, upon reasonable notice, to inspect the facilities associated with the Properties to the extent necessary to confirm Grantors’ proper performance of its obligations in this Deed. Such inspection shall be at the sole risk of such Grantee, and such Grantee shall indemnify Grantors from any liability caused by Grantee’s exercise of inspection rights, unless such liability is caused by the gross negligence or intentional acts of Grantors or their employees or agents.

(e)	Confidentiality. Grantee shall be bound by the confidentiality provisions of Article 15 of the Agreement.

8.	General Provisions.

(a)

Assignment by Grantee. Grantee may at any time convey or transfer its rights, interests and obligations under this Deed to any person or entity, without the approval of Grantors, provided that Grantors shall not be bound by any such conveyance or transfer unless and until it has received a Notice signed by Grantee and its transferee, which includes the details of such person’s or entity’s address for Notices and by which such transferee agrees to be bound by all of the terms and conditions of this Deed. Any transfer of the right to receive any Royalty payments shall in no event require Grantors to make payments to more than one person or entity. If the right to receive Royalty payments is transferred to more than one person or entity, such transfer shall not be binding upon Grantors until the first day of the month following the date on which Grantors receive written Notice signed by Grantee and its transferee designating a single agent for receipt of future Royalty payments and for exercising all rights of Grantee under this Deed.

(b)

No Partnership or Special Relationship. The relationship of Grantors and Grantee with respect to the Net Smelter Returns Royalty shall not be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, or other partnership relationship. Grantors will have no fiduciary or other special relationship with Grantee, other than the duty of good faith and fair dealing, in performing its obligations under this Deed.

(c)	Certain Definitions. As used in the Deed, the term “Grantee” shall include all of Grantee’s successors-in-interest and the term “Grantors” shall include all of Grantors’ successors-in-interest.

(d)	Conveyances by Grantors. Grantors may convey, transfer, assign or abandon all or any portion of its interest in the Properties, only in accordance with the terms of the Agreement.

(e)

Tailings and Other Waste Material. All tailings, residues, waste rock, spoiled leach materials, and other materials resulting from Grantors’ operations and activities with respect to the Properties shall be the sole property of Grantors.

(f)

Real Property Interest. Subject to Section 10.1 of the Agreement, Grantors and Grantee intend that the Royalties shall be perpetual and shall constitute a presently vested interest in and a covenant running with the Properties which shall inure to the benefit of and be binding upon the Parties and their respective, successors and assigns so long as Grantors or any successor or assign of Grantors holds any rights or interests in the Properties. The Royalties shall attach to any amendments, relocations or conversions of any mining claim, license, or lease, concession, permit, patent or other tenure comprising the Properties, or to any renewals or extensions thereof. If Grantors or any affiliate or successor or assignee of Grantors surrenders, allows to lapse or otherwise relinquishes or terminates its interest in any of the Properties, and reacquires a direct or indirect interest in the land or minerals covered by the former Properties, then from and after the date of such reacquisition such reacquired properties shall be included in the Properties and the Royalties shall apply to such interest so acquired. Grantors shall give written Notice to Grantee within 30 days of any acquisition or reacquisition of an interest in the Properties. The Parties do not intend that there be any violation of the rule against perpetuities. Accordingly, any right that is subject to such rule shall be exercised within the maximum time periods permitted under applicable law.

(g)

Notices. Any notice, demand or other communication under this Deed (“Notice”) required or permitted to be given or made under this Deed shall be in writing and shall be given to a Party at the address below (i) by courier or recognized overnight delivery service, or (ii) by registered or certified mail, return receipt requested. All Notices shall be effective and shall be deemed delivered (a) if by courier or recognized overnight delivery service on the date of delivery, (b) if solely by mail on the day delivered as shown on the actual receipt. A Party may change its address for purposes of Notices from time-to-time by Notice to the other Party.

If to Grantors:

Nevada Gold Mines LLC

1655 Mountain City Highway

Elko, NV 89801

Attn: Land Manager

Barrick Cortez LLC

1655 Mountain City Highway

Elko, NV 89801

Attn: Land Manager

If to Grantee:

Barrick Nevada Holding LLC

1655 Mountain City Highway

Elko, NV 89801

Attn: Land Manager

[Signature Page Follows]

Executed by Grantors sand Grantee to be effective as of the time and date first above written.

Grantors: Nevada Gold Mines LLC, a Delaware limited liability company

Per:	/s/ Patrick Malone
Name: Patrick Malone
Title: Officer

Per:	/s/ Blake Rhodes
Name: Blake Rhodes
Title: Officer

Barrick Cortez LLC, a Delaware limited liability company

Per:	/s/ Peter Webster
Name: Peter Webster
Title: Officer

Grantee : Barrick Nevada Holding LLC, a Delaware limited liability company

Per:	/s/ Paul Judd
Name: Paul Judd
Title: Officer

State of Utah	)
) ss.
County of Salt Lake	)

This instrument was acknowledged before me on June     , 2019, by Patrick Malone as Officer of Nevada Gold Mines LLC.

Notary Public in and for the State of Utah Residing at: Commission Expires:

State of Utah	)
) ss.
County of Salt Lake	)

This instrument was acknowledged before me on June    , 2019, by Blake Rhodes as Officer of Nevada Gold Mines LLC.

Notary Public in and for the State of Utah Residing at: Commission Expires:

State of Utah	)
) ss.
County of Salt Lake	)

This instrument was acknowledged before me on June    , 2019, by Peter Webster as Officer of Barrick Cortez LLC.

Notary Public in and for the State of Utah Residing at: Commission Expires:

State of Utah	)
) ss.
County of Salt Lake	)

This instrument was acknowledged before me on June    , 2019, by Paul Judd as Officer of Barrick Nevada Holding LLC.

Notary Public in and for the State of Utah Residing at: Commission Expires:

EXHIBIT A

To

Net Smelter Returns Royalty Deed

(Elko County, Nevada Properties)

Part I — Owned Real Property

Part II — Owned Claims

Part III — Leased Property (and Leases)

EXHIBIT B

To

Net Smelter Returns Royalty Deed

(Eureka County, Nevada Properties)

Part I — Owned Real Property

Part II — Owned Claims

Part III — Leased Property (and Leases)

EXHIBIT C

To

Net Smelter Returns Royalty Deed

(Lander County, Nevada Properties)

Part I — Owned Real Property

Part II — Owned Claims

Part III — Leased Property (and Leases)

EXHIBIT D

To

Net Smelter Returns Royalty Deed

(Humboldt County, Nevada Properties)

Part I — Owned Real Property

Part II — Owned Claims

Part III — Leased Property (and Leases)

EXHIBIT E

To

Net Smelter Returns Royalty Deed

(Pershing County, Nevada Properties)

Part I — Owned Real Property

Part II — Owned Claims

Part III — Leased Property (and Leases)

SCHEDULE I-B

RETAINED ROYALTY DEED (NEWMONT)

See attached.

APN #: N/A (mineral royalty interest)

Recorded at the request of, and

when recorded, return to:

Newmont USA Limited

6363 S. Fiddler’s Green Circle, Suite 800

Greenwood Village, CO 80111

Attention: Land Department

Mail Tax Statement to: N/A (mineral royalty interest)

Space above for County Recorder’s Use

Affirmation Statement: The undersigned affirms that this document does not contain any social security numbers or other personal information of any person (Per NRS 239B.030).

NET SMELTER RETURNS ROYALTY DEED

This Net Smelter Returns Royalty Deed (this “Deed”), executed to be effective at 12:02 a.m. Pacific Daylight Time on July 2, 2019 (“Effective Date”) is from Nevada Gold Mines LLC, a Delaware limited liability company (“NGM LLC”), whose address is 1655 Mountain City Highway, Elko, NV 89801, and Leeville Holdco LLC, a Delaware limited liability company (“LH LLC” and together with NGM LLC, “Grantors”), whose address is 1655 Mountain City Highway, Elko, NV 89801, to Newmont USA Limited, a Delaware corporation (“Grantee”), whose address is 6363 S. Fiddler’s Green Circle, Suite 800, Greenwood Village, CO 80111. Grantors and Grantee are sometimes referred to individually as a “Party” and collectively as the “Parties.”

Recitals

A.

NGM LLC or LH LLC owns fee lands, fee minerals, patented mining claims and patented millsites (the “Owned Real Property”), and unpatented mining claims and millsites (the “Owned Claims”). NGM LLC or LH LLC holds a leasehold interest in, or Grantee or an affiliate of Grantee holds in trust for them a leasehold or other interest in, fee lands, fee minerals, patented mining claims and millsites, and unpatented mining claims and millsites (the “Leased Property”) pursuant to certain leases and other agreements (the “Leases”). The Owned Real Property, the Owned Claims, and the Leased Property are collectively referred to in this Deed as the “Properties”. The Properties are located in Elko, Eureka, Lander, Humboldt and Pershing Counties, Nevada. The Owned Claims are described in Exhibit A to this Deed. The Owned Real Property is described in Exhibit B to this Deed. The Leases are described in Exhibit C to this Deed. The Properties do not include the portions of Sections 17-20, 29 and 30, Township 39 North, Range 43 East, MDM that are part of the Fiberline Excluded Property described in Exhibit D to this Deed. The portions of those Sections that are not part of the Fiberline Excluded Property are included in the Properties that are subject to this Deed.

B.	Pursuant to that certain Amended and Restated Limited Liability Company Agreement of Nevada Gold Mines LLC dated July 1, 2019 among Barrick Gold Corporation, Barrick

Nevada Holding LLC, Newmont Goldcorp Corporation, Grantee and NGM LLC (the “Agreement”), Grantors are to execute, acknowledge and deliver to Grantee an instrument granting (i) a Net Smelter Returns Royalty on all gold produced from the Properties after 36,220,000 ounces of gold have been produced from the Properties from and after the Effective Date (the “Gold Threshold Amount”), and (ii) a separate and independent Net Smelter Returns Royalty on all copper produced from the Properties after 1,520,000,000 pounds of copper have been produced from the Properties from and after the Effective Date (the “Copper Threshold Amount”). For purposes of this Deed, the Gold Threshold Amount and the Copper Threshold Amount are collectively referred to as the “Threshold Amounts” and each is referred to as a “Threshold Amount”.

C.	Grantors execute and deliver this Deed to Grantee pursuant to the terms of the Agreement.

Conveyance

1.

Grant of Royalty. For good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Parties, Grantors grant, sell, assign and convey to Grantee, its successors and assigns, forever, (a) a Net Smelter Returns Royalty equal to 1.5% of Net Smelter Returns (the “Royalty Percentage”), as hereinafter defined and computed, for all gold produced from the Properties after production of the Gold Threshold Amount (the “Gold Royalty”), and (b) a separate and independent Net Smelter Returns Royalty equal to the Royalty Percentage, as hereinafter defined and computed, for all copper produced from the Properties after production of the Copper Threshold Amount (the “Copper Royalty”). For purposes of this Deed, the Gold Royalty and the Copper Royalty are collectively referred to as the “Royalties” and each is referred to as a “Royalty”.

2.	Representations and Warranties.

(a)	Full Authority. Grantors represent and warrant that they have all authority necessary for it to execute and deliver this Deed.

(b)

No Encumbrances. Grantors represent and warrant that the Properties are free and clear of all liens and encumbrances, except for liens or encumbrances authorized or agreed to by Grantee in writing or that were created or were permitted pursuant to that certain Implementation Agreement dated March 10, 2019 between Barrick Gold Corporation and Newmont Mining Corporation, as amended (the “Implementation Agreement”). Grantors further represent and warrant that the Royalty is free and clear of all liens and encumbrances arising by, through or under Grantors.

(c)	Grantee’s Acceptance. Grantee acknowledges and agrees that this Deed is accepted by Grantee in satisfaction of Grantors’ obligations to deliver this Deed pursuant to the Agreement.

3.	Definition of Net Smelter Returns.

(a)	For Gold Bullion. “Net Smelter Returns,” for gold produced from the Properties and refined by or for Grantors to a form that meets good delivery standards in the

London Bullion Market or comparable terminal market (“Gold Bullion”), shall be determined by multiplying (i) the gross number of troy ounces of Gold Bullion produced from the Properties and returned to or credited to Grantors or purchased and paid for by the smelter, refiner, processor, purchaser or other recipient of such bullion during a calendar quarter, by (ii) the arithmetic average of the London Bullion Market Association P.M. Fixing Price (in United States dollars) reported on its website for Gold Bullion for the calendar quarter (or should such quotation cease, another similar quotation acceptable to Grantee, acting reasonably) calculated by summing the quoted prices reported for each day of the calendar quarter and dividing the sum by the number of days for which such prices were reported, and (iii) by deducting from the product of (i) times (ii), the Allowable Deductions permitted in Section 4(a) below.

(b)

For Other Products. For all gold produced from the Properties and sold in a crude or intermediate form other than as Gold Bullion and for all copper produced from the Properties and sold (“Other Products”), Net Smelter Returns shall be equal to (i) the actual sales price for the gold content or copper content, as applicable, contained in such Other Products received by Grantors from a smelter, refiner, processor, purchaser or other recipient of such products during a calendar quarter, less (ii) the Allowable Deductions permitted in Section 4(b) below.

(c)

Insurance Proceeds. In the event Grantors receive insurance proceeds for gold in Gold Bullion, or gold or copper in Other Products lost or damaged, Net Smelter Returns shall equal any such insurance proceeds that are received by Grantors for such loss.

4.	Allowable Deductions.

(a)	For Gold Bullion. For gold produced and sold as Gold Bullion, “Allowable Deductions” means, to the extent actually incurred:

(i)

charges imposed by the smelter or refinery for refining Gold Bullion from doré or concentrates produced in Grantors’ mill or other processing plant; however, charges incurred by Grantors for processing raw or crushed ore or other preliminary products in Grantors’ mill or other processing plant shall not be subtracted in determining Net Smelter Returns;

(ii)	penalty substance, assaying, and sampling charges imposed on or incurred by Grantors for refining Gold Bullion contained in such production;

(iii)

charges and costs, if any, for transportation and insurance of doré or concentrates produced in Grantors’ mill or other processing plant to places where such doré or concentrates are smelted, refined and/or sold or otherwise disposed of; and

(iv)	all taxes paid on production of Gold Bullion, except income tax, including but not limited to, production, severance, sales and privilege taxes and all local, state and federal taxes that are based on the production of Gold Bullion.

(b)	For Gold or Copper in Other Products. For gold or copper produced and sold in Other Products, “Allowable Deductions” shall mean, to the extent actually incurred:

(i)

charges imposed by the smelter, refiner or other processor for smelting, refining or processing gold or copper contained in Other Products, but excluding any and all charges and costs related to Grantors’ mill or other processing plant constructed for the purpose of milling or processing Other Products;

(ii)

penalty substance, assaying, and sampling charges imposed by the smelter, refiner or other processor for smelting, refining, or processing gold or copper contained in Other Products, but excluding any and all charges and costs of or related to Grantors’ mill or other processing plant constructed for the purpose of milling or processing Other Products;

(iii)

charges and costs, if any, for transportation and insurance of the gold or copper contained in Other Products and the beneficiated products thereof from Grantors’ mill or other processing plant to places where such Other Products or the beneficiated products thereof are smelted, refined and/or sold or otherwise disposed of; and

(iv)

all taxes paid on production of the gold or copper contained in Other Products, except income tax, including but not limited to, production, severance, sales and privilege taxes and all local, state and federal taxes that are based on the production of gold or copper contained in Other Products.

(c)

Custom Facilities. In the event Grantors carry out smelting, refining or other processing operations to produce Gold Bullion or to recover the gold or copper contained in Other Products in facilities owned or controlled, in whole or in part, by Grantors, which facilities were not constructed for the sole purpose of smelting, refining or processing crude or intermediate products produced from the Properties, then charges, costs and penalties for such smelting, refining or processing shall mean the amount Grantors would have incurred as “Allowable Deductions” under subsections (a)(i) or (b)(i) above if such smelting, refining or other processing operations were carried out at facilities not owned or controlled by Grantors, but in no event will such Allowable Deductions be greater than actual costs incurred by Grantors with respect to such smelting, refining or other processing.

5.	Calculating and Paying Royalty; Reporting.

(a)

Calculation. The dollar amount of the Net Smelter Returns Royalties due to Grantee for a calendar quarter shall be the product of the sum of the Net Smelter Returns for Gold Bullion plus the Net Smelter Returns for the gold or copper contained in Other Products for such quarter multiplied by the Royalty Percentage.

(b)

Payment. Payment of the Net Smelter Returns Royalties for a calendar quarter shall be due by the last day of the month following the end of each calendar quarter in which Gold Bullion or Other Products containing gold or copper are sold or returned or credited to Grantors (the “Payment Date”). If, for any reason, all information necessary to calculate and make a payment on the Payment Date is not available, Grantors shall make a provisional payment on the Payment Date based on the available information and provide a final reconciliation for such payment promptly after all needed information becomes available to Grantors. In the event Grantee has been underpaid in any provisional payment, Grantors shall promptly pay the difference to Grantee in cash or other readily available funds and if Grantee has been overpaid in any provisional payment, Grantee will promptly pay to Grantors the difference in cash or other readily available funds.

(c)

Detailed Statement. All payments of Net Smelter Returns Royalty shall be accompanied by a detailed statement explaining the calculation thereof together with any available settlement sheets received by Grantors from the smelter, refiner or other purchaser of Gold Bullion or gold or copper contained in Other Products.

(d)

Reporting Prior to Production of the Gold Threshold Amount. Until such time as production of Gold Bullion and gold contained in Other Products from the Properties collectively equals or exceeds the Gold Threshold Amount, Grantors shall report to Grantee the production of Gold Bullion and gold contained in Other Products from the Properties on a quarterly basis within 30 days following the end of each calendar quarter along with any available settlement sheets or other information received by Grantors from a smelter, refiner or other purchaser of Gold Bullion or gold contained in Other Products.

(e)

Reporting Prior to Production of the Copper Threshold Amount. Until such time as production of copper contained in Other Products from the Properties equals or exceeds the Copper Threshold Amount, Grantors shall report to Grantee the production of copper contained in Other Products from the Properties on a quarterly basis within 30 days following the end of each calendar quarter along with any available settlement sheets or other information received by Grantors from a smelter, refiner or other purchaser of copper contained in Other Products.

6.	Other Provisions Related to Payment.

(a)

Hedging Transactions. All profits and losses resulting from Grantors’ engaging in any commodity futures trading, option trading, or metals trading, or any combination thereof, and any other hedging transactions including trading transactions designed to avoid losses and obtain possible gains due to metal price fluctuations are specifically excluded from calculation of Net Smelter Returns and shall be solely for Grantors’ account.

(b)

Commingling. Grantors shall have the right to commingle, either underground, at the surface, in stockpiles or at a mill, autoclave, roaster or other processing facility used by Grantors, ore or concentrates, minerals and other material mined and removed from the Properties with ore, concentrates, minerals and other material mined and removed from other property. Before commingling, the average grade of the commingled materials and other measures as are appropriate shall first be calculated by Grantors from representative samples, and the weight of such materials shall be determined before commingling using Grantors’ standard practices. In obtaining representative samples, calculating the average grade of the ore and average recovery percentages, the procedures typically used by Grantors in its other operations in the vicinity of the Properties may be used. Representative samples of the materials to be commingled shall be retained by Grantors and assays (including moisture and penalty substances) and other appropriate analyses of these samples shall be retained for a reasonable amount of time, but not less than 18 months, after receipt by Grantee of the applicable royalty payment.

(c)

No Obligation to Mine or Process. Subject to the Agreement, Grantors shall have sole discretion to determine the extent of its operations on or for the benefit of the Properties and the time or the times for development, mining, stockpiling, processing and selling products produced from the Properties and the suspension or resumption of any operation with respect thereto. Grantors shall have no obligation to Grantee (in its capacity as the holder of this royalty) or otherwise to mine or to conduct any other operation on any of the Properties, such obligations being governed solely by the Agreement.

(d)

Lesser Interest. Pursuant to the Implementation Agreement, immediately prior to the execution of this Deed, Grantee and certain affiliates of Grantee contributed the Properties to Grantors (or are holding certain of the Properties in trust for Grantors pursuant to the Implementation Agreement). Grantors and Grantee agree that Grantee and such affiliates did not own the entire undivided interest in and to all of the Properties. Grantors and Grantee further agree that the Gold Royalty and the Copper Royalty shall only be paid and achievement of the Gold Threshold Amount and the Copper Threshold Amount will only be determined on the basis of Grantors’ proportionate share of gold and copper production from the Properties as contributed by Grantee or such affiliates (or held in trust) as of the Effective Date of this Deed, subject to amendment of this Deed in accordance with Section 6(e) below. For clarity, if Grantee or its affiliates owned and contributed to Grantors an undivided 75% interest in the gold and copper produced from a portion of the Properties, then the Gold Royalty and the Copper Royalty will be paid, and the applicable Threshold Amounts will be determined based only on 75% of the gold and copper production from such portion of the Properties. The Royalties will not be paid and the Threshold Amounts will not be determined on production from any property not contributed to Grantors by Grantee or its affiliates pursuant to the Implementation Agreement or the Agreement.

(e)	Subsequently Contributed or Conveyed Property.

(i)

The Parties acknowledge that some of the Leases (“Trust Leases”) and Leased Properties (“Trust Lease Property”) are currently held in trust by Grantee or an affiliate of Grantee on behalf of either NGM LLC or LH LLC as a “Non-Assignable Asset” pending third-party consent or approval of the assignment of those Leases to NGM LLC or LH LLC pursuant to Section 5.12 of the Implementation Agreement. When such consent or approval is obtained for each Trust Lease, and Grantee’s or Grantee’s affiliate’s right, title and interest in, to and under such Trust Lease and the corresponding Trust Lease Property transfers to either NGM LLC or LH LLC, each such Trust Lease and the corresponding Trust Lease Property shall continue to be part of the Leases and Leased Property that are subject to this Deed and the Royalties.

(ii)

Section 10.1 of the Agreement further addresses the terms and conditions upon which property subsequently contributed by Grantee or its affiliates will become subject to the Royalties, and the terms and conditions upon which portions of the Properties may cease to be subject to the Royalties if they are sold or otherwise conveyed by Grantors. Section 10.1 of the Agreement further addresses how the Threshold Amounts will be adjusted in those circumstances. If those provisions become applicable, the Parties agree to amend this Deed accordingly.

7.	Books, Records, Inspections and Confidentiality.

(a)

Inspection of Books and Records. Grantee shall have the right, upon reasonable notice to Grantors, to inspect and copy all books, records, technical data, information and materials (the “Data”) pertaining to calculation of Royalty payments, including those with respect to commingling; provided that such inspections shall not unreasonably interfere with Grantors’ operations. Grantors make no representations or warranties to Grantee concerning any of the Data and Grantee agrees that if it elects to rely on any such Data or any other information made available by Grantors, it does so at its sole risk, except in the event of fraud.

(b)

Audit. Grantee shall have the right to audit the books and records pertaining to production from the Properties and to contest payments of each Royalty for a period of 24 months following receipt by Grantee of each Royalty payment. Each Royalty payment shall be deemed conclusively correct unless Grantee objects to it in writing within 24 months after receipt of such payment, setting forth in detail the basis for Grantee’s objection. If it is finally determined, through agreement by the Parties or following completion of the dispute resolution procedures set out in subsection 7(c) below, that Grantee has been underpaid in any such payment, Grantors will promptly pay to Grantee the underpaid amount. In addition, if it is finally determined, through agreement by the Parties or following completion of the dispute resolution procedures set out in subsection 7(c) below, that Royalty payments for any calendar year are underpaid by more than five percent, Grantors shall reimburse Grantee for its reasonable costs incurred in auditing the books and records of Grantors.

(c)	Dispute Resolution.

(i)

If Grantee objects to a Royalty payment in a timely manner as set out in subsection 7(b) above, the Parties will meet within 30 days of Grantors’ receipt of Grantee’s objection and, acting in good faith, shall seek to resolve the dispute. If the Parties fail to resolve the dispute within 30 days of the initial meeting, the dispute will be referred to the respective chief executive officers (or persons holding analogous positions) of the Parties who will, in good faith, attempt to resolve the dispute within 21 days of such referral. If the chief executive officers of the Parties are unable to resolve the matter within such 21-day period, then either Party may submit the dispute to the federal or state courts in Nevada.

(ii)

If a Party submits a dispute to the federal or state courts in Nevada, the dispute will be decided by a judge in a bench trial without a jury. EACH PARTY HEREBY IRREVOCABLY WAIVES ITS RESPECTIVE RIGHT TO A JURY TRIAL FOR ANY DISPUTE BASED ON THE PAYMENT OF ROYALTY UNDER THIS DEED. Each Party acknowledges that this waiver is a material inducement to enter into this Deed and will continue to rely on this waiver in future disputes involving the payment of a Royalty hereunder.

(d)

Inspection of Facilities. Grantee shall have the right, upon reasonable notice, to inspect the facilities associated with the Properties to the extent necessary to confirm Grantors’ proper performance of its obligations in this Deed. Such inspection shall be at the sole risk of such Grantee, and such Grantee shall indemnify Grantors from any liability caused by Grantee’s exercise of inspection rights, unless such liability is caused by the gross negligence or intentional acts of Grantors or their employees or agents.

(e)	Confidentiality. Grantee shall be bound by the confidentiality provisions of Article 15 of the Agreement.

8.	General Provisions.

(a)

Assignment by Grantee. Grantee may at any time convey or transfer its rights, interests and obligations under this Deed to any person or entity, without the approval of Grantors, provided that Grantors shall not be bound by any such conveyance or transfer unless and until it has received a Notice signed by Grantee and its transferee, which includes the details of such person’s or entity’s address for Notices and by which such transferee agrees to be bound by all of the terms and conditions of this Deed. Any transfer of the right to receive any Royalty payments shall in no event require Grantors to make payments to more than one person or entity. If the right to receive Royalty payments is transferred to more than one person or entity, such transfer shall not be binding upon Grantors until the first day of the month following the date on which Grantors receive written Notice signed by Grantee and its transferee designating a single agent for receipt of future Royalty payments and for exercising all rights of Grantee under this Deed.

(b)

No Partnership or Special Relationship. The relationship of Grantors and Grantee with respect to the Net Smelter Returns Royalty shall not be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, or other partnership relationship. Grantors will have no fiduciary or other special relationship with Grantee, other than the duty of good faith and fair dealing, in performing its obligations under this Deed.

(c)	Certain Definitions. As used in the Deed, the term “Grantee” shall include all of Grantee’s successors-in-interest and the term “Grantors” shall include all of Grantors’ successors-in-interest.

(d)	Conveyances by Grantors. Grantors may convey, transfer, assign or abandon all or any portion of their interest in the Properties, only in accordance with the terms of the Agreement.

(e)

Tailings and Other Waste Material. All tailings, residues, waste rock, spoiled leach materials, and other materials resulting from Grantors’ operations and activities with respect to the Properties shall be the sole property of Grantors.

(f)

Real Property Interest. Subject to Section 10.1 of the Agreement, Grantors and Grantee intend that the Royalties shall be perpetual and shall constitute a presently vested interest in and a covenant running with the Properties which shall inure to the benefit of and be binding upon the Parties and their respective, successors and assigns so long as Grantors or any successor or assign of Grantors holds any rights or interests in the Properties. The Royalties shall attach to any amendments, relocations or conversions of any mining claim, license, or lease, concession, permit, patent or other tenure comprising the Properties, or to any renewals or extensions thereof. If Grantors or any affiliate or successor or assignee of Grantors surrenders, allows to lapse or otherwise relinquishes or terminates its interest in any of the Properties, and reacquires a direct or indirect interest in the land or minerals covered by the former Properties, then from and after the date of such reacquisition such reacquired properties shall be included in the Properties and the Royalties shall apply to such interest so acquired. Grantors shall give written Notice to Grantee within 30 days of any acquisition or reacquisition of an interest in the Properties. The Parties do not intend that there be any violation of the rule against perpetuities. Accordingly, any right that is subject to such rule shall be exercised within the maximum time periods permitted under applicable law.

(g)

Notices. Any notice, demand or other communication under this Deed (“Notice”) required or permitted to be given or made under this Deed shall be in writing and shall be given to a Party at the address below (i) by courier or recognized overnight delivery service, or (ii) by registered or certified mail, return receipt requested. All Notices shall be effective and shall be deemed delivered (a) if by courier or recognized overnight delivery service on the date of delivery, (b) if solely by mail on the day delivered as shown on the actual receipt. A Party may change its address for purposes of Notices from time-to-time by Notice to the other Party.

If to Grantors:

Nevada Gold Mines, LLC

1655 Mountain City Highway

Elko, NV 89801

Attn: Land Manager

Leeville Holdco LLC

1655 Mountain City Highway

Elko, NV 89801

Attn: Land Manager

If to Grantee:

Newmont USA Limited

6363 S. Fiddler’s Green Circle, Suite 800

Greenwood Village, CO 80111

Attn: Land Department

Executed by Grantors and Grantee to be effective as of the time and date first above written.

[signature pages follow]

GRANTORS: Nevada Gold Mines LLC, a Delaware limited liability company	GRANTEE: Newmont USA Limited, a Delaware corporation

By:	By:
Print Name:	Print Name:
Its:	Its:

Leeville Holdco LLC, a Delaware limited liability company

By:
Print Name:
Its:

State of        )

          ) ss.

County of       )

This instrument was acknowledged before me on      , 2019, by       as       of Nevada Gold Mines LLC.

Notary Public in and for the State of Residing at: Commission Expires:

State of        )

          ) ss.

County of       )

This instrument was acknowledged before me on       , 2019, by       as       of Leeville Holdco LLC.

Notary Public in and for the State of Residing at: Commission Expires:

[SIGNATURE PAGE TO NET SMELTER RETURNS ROYALTY DEED]

State of        )

          ) ss.

County of       )

This instrument was acknowledged before me on      , 2019, by       as       of Newmont USA Limited.

Notary Public in and for the State of Residing at: Commission Expires:

[SIGNATURE PAGE TO NET SMELTER RETURNS ROYALTY DEED]

SCHEDULE J

U.S. TAX PROVISIONS

ARTICLE 1

DEFINITIONS

1.1	Certain Definitions Relating to Federal Taxation.

For purposes of this Schedule J, the following terms shall have the meanings ascribed to them in this Section 1.1 (all capitalized terms not defined herein shall have the meaning given to them in the Agreement to which these U.S. Tax Provisions are attached):

“Adjusted Capital Account Deficit” means with respect to any Member, the negative balance, if any, in such Member’s Capital Account as of the end of the relevant Fiscal Year of Nevada JV, determined after giving effect to the following adjustments: (i) credit to such Capital Account any portion of such negative balance which such Member (a) is treated as obligated to restore to Nevada JV pursuant to the provisions of Section 1.704-1(b)(2)(ii)(c) of the Treasury Regulations or (b) is deemed to be obligated to restore to Nevada JV pursuant to the penultimate sentence of Section 1.704-2(g)(1) and 1.704-2(i)(5) of the Treasury Regulations; and (ii) debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Treasury Regulations. This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Carrying Value” means, with respect to any asset of Nevada JV, the asset’s adjusted basis for U.S. federal income tax purposes, except as follows: (i) with respect to an item of property contributed by a Member, the initial Carrying Value of such contributed property shall be the fair market value of such contributed property (taking Code Section 7701(g) into account) on the date that it was contributed to Nevada JV; (ii) the Carrying Value of all of Nevada JV’s assets shall be adjusted to equal their respective gross fair market values (taking Code Section 7701(g) into account), as determined by the Board, as of the following times: (a) the acquisition of an additional interest in Nevada JV by any new or existing Member in exchange for more than a de minimis capital contribution; (b) the distribution by Nevada JV to a Member of more than a de minimis amount of Nevada JV’s property as consideration for an interest in Nevada JV; (c) the liquidation of Nevada JV within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); (d) in connection with the grant of an interest in Nevada JV (other than a de minimis interest) as consideration for the provision of services to or for the benefit of Nevada JV by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity in anticipation of being a Member; and (e) under generally accepted industry accounting practices within the meaning of Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5), provided that adjustments described in clause (e) shall be made only if the Board reasonably determines that such adjustment is necessary to reflect the relative economic interests of the Members of Nevada JV; (iii) the Carrying Value of any asset of Nevada JV distributed to any Member shall be adjusted to equal the gross fair market value (taking Code Section 7701(g) into account) of such asset on the date of distribution, as determined by the Board; and (iv) the Carrying Values of Nevada JV’s assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to (a) Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and (b) clause (6) of the definition of “Profits” and “Losses” or Section 3.2(f), provided, however, that Carrying Values shall not be adjusted pursuant to this clause (iv) to the extent that an adjustment pursuant to clause (ii) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (iv). If the Carrying Value of an asset of Nevada JV is adjusted pursuant to clauses (i), (ii) or (iv) of this definition, such Carrying Value shall thereafter be adjusted by Depreciation taken into account with respect to such asset.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Level Taxes” has the meaning set forth in Section 4.2(f).

“Depreciation” means, for each Fiscal Year of Nevada JV or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such Fiscal Year or other period for U.S. federal income tax purposes; provided, however, that if the Carrying Value of an asset differs from its adjusted basis for U.S. federal income tax purposes at the beginning of any such Fiscal Year or other period, Depreciation shall be an amount that bears the same relationship to the Carrying Value of such asset as the depreciation, amortization or other cost recovery deduction computed for U.S. federal income tax purposes with respect to such asset for the applicable period bears to the adjusted tax basis of such asset at the beginning of such period, or if such asset has an adjusted tax basis of zero, Depreciation shall be an amount determined under any reasonable method selected by the Board; provided that, with respect to an asset the Carrying Value of which differs from its adjusted basis for U.S. federal income tax purposes and which difference is being eliminated by use of the “remedial allocation method” as defined in Treasury Regulations Section 1.704-3(d), Depreciation for such period shall be the amount of the book basis recovered for such period under the rules prescribed in Regulations 1.704-3(d)(2); provided, further, that for .purposes of calculating Depreciation, the amount of depletion with respect to a depletable property shall not exceed the Carrying Value of such property.

“Fiscal Year” means a fiscal year of Nevada JV as set out in Section 3.5 of the Agreement, or adjusted in accordance with Section 3.3(c)(xx) (including the period in which Nevada JV is being wound up and liquidated).

“Imputed Underpayment Modifications” has the meaning set forth in Section 4.2(f).

“Indemnifying Member” has the meaning set forth in Section 4.2(g).

“Nonrecourse Deductions” has the meaning set forth in Treasury Regulations Sections 1.704-2(b)(1) and 1.704-2(c).

“Nonrecourse Liability” has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

“Partially Adjusted Capital Account” means, with respect to each Member and any Fiscal Year, the Capital Account of such Member in Nevada JV as of the beginning of such Fiscal Year, adjusted as set forth in the definition of “Capital Account” for all contributions, distributions and special allocations with respect to such Fiscal Year but before giving effect to any allocations of

Profits or Losses or items of income, gain, loss and deduction for such Fiscal Year pursuant to Section 3.1; provided that a Member’s Partially Adjusted Capital Account as of the end of a Fiscal Year shall take into account any allocations of Profits or Losses or items of income, gain, loss and deduction for such Fiscal Year pursuant to Section 3.1.

“Partner Minimum Gain” means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

“Partnership Minimum Gain” has the meaning set forth in Treasury Regulations Sections 1.704-2(b)(2) and (d).

“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulations Section 1.704-2(b)(4).

“Partner Nonrecourse Deductions” has the meaning set forth in Treasury Regulations Section 1.704-2(i)(2), and the amount of Partner Nonrecourse Deductions with respect to a Partner Nonrecourse Debt for a taxable year of Nevada JV shall be determined in accordance with the rules of Treasury Regulations Section 1.704-2(i)(2).

“Partnership Representative” has the meaning set forth in Section 4.2(f).

“Profits” and “Losses” means, for purposes of computing the amount of Profits or Losses to be reflected in the Members’ Capital Accounts, for each Fiscal Year of Nevada JV or other period for which allocations to Members are made, an amount equal to Nevada JV’s taxable income or loss for such period determined in accordance with U.S. federal income tax principles, including Code Section 703(a), with the following adjustments (without duplication): (1) any income of Nevada JV that is exempt from U.S. federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this provision shall be added to such taxable income or loss; (2) any expenditure of Nevada JV described in Section 705(a)(2)(B) of the Code or treated as Code Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(i) of the Treasury Regulations, and not otherwise taken into account in computing Profits or Losses pursuant to this provision, shall be subtracted from such taxable income or loss; (3) in the event that the Carrying Value of any asset of Nevada JV is adjusted pursuant to this Agreement, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses, and shall be allocated in accordance with the provisions of Article 3; (4) gain or loss resulting from any disposition of Nevada JV’s property with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed by reference to the Carrying Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Carrying Value; (5) in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year of Nevada JV or other period, computed as provided in this Agreement; and (6) to the extent an adjustment to the adjusted tax basis of any asset of Nevada JV pursuant to Section 734(b) or Section 743(b) of the Code is required pursuant to Treasury Regulations Section 1.704-1 (b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a

Member’s interest in Nevada JV, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses. If Nevada JV’s taxable income or loss for such Fiscal Year or other period, as adjusted in the manner provided above, is a positive amount, such amount shall be Nevada JV’s Profits for such Fiscal Year or other period; and if a negative amount, such amount shall be Nevada JV’s Losses for such Fiscal Year or other period.

“Regulatory Allocations” has the meaning set forth in Section 3.3.

“Target Capital Account” means, with respect to each Member, and any Fiscal Year, an amount (which may be either a positive or a deficit balance) equal to the hypothetical distribution such Member should receive pursuant to the next sentence, and minus such Member’s share of Partnership Minimum Gain, determined pursuant to Treasury Regulations Section 1.704-2(b)(2), 1.704-2(d) and 1.704-2(g), and minus such Member’s share of Partner Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(i)(3) and 1.704-2(i)(5), all computed immediately prior to the hypothetical sale described in the next sentence. The hypothetical distribution to a Member is equal to the amount that would be received by such Member if all of Nevada JV’s assets were sold for cash equal to their Carrying Values (which shall not be adjusted on account of such hypothetical distribution), all of Nevada JV’s liabilities were satisfied to the extent required by their terms (limited, with respect to each Nonrecourse Liability or Partner Nonrecourse Debt, to the Carrying Value of the assets securing each such liability), and the net proceeds were distributed in full to the Members on a liquidation of Nevada JV pursuant to Section 8.1(c) of the Agreement, all as of the last day of such Fiscal Year. The value placed on the goodwill, if any, of Nevada JV for this purpose is limited to its Carrying Value.

“Treasury Regulations” means all final and temporary United States federal income tax regulations, as amended from time to time, issued under the Code by the United States Treasury Department.

ARTICLE 2

CAPITAL ACCOUNTS

2.1	Capital Accounts.

Nevada JV shall establish and maintain throughout the life of Nevada JV for each Member a separate Capital Account in accordance with Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. Such Capital Account shall be increased by (i) the amount of all Capital Contributions made or deemed made by such Member to Nevada JV pursuant to the Agreement, (ii) all Profits allocated to such Member (or items of income and gain specially allocated to such Member) pursuant to Section 3.1 and (iii) the amount of any liabilities of Nevada JV assumed by such Member or which are secured by any property distributed to such Member. Such Capital Account shall be decreased by (x) the amount of cash or Carrying Value of all actual and deemed distributions of cash or property made to such Member pursuant to the Agreement, (y) all Losses allocated to such Member (or items of loss and deduction specially allocated to such Member) pursuant to Section 3.1, and (z) the amount of any liabilities of such Member assumed by Nevada JV or which are secured by any property contributed by such Member to Nevada JV.

Any other partnership item which is required or authorized under Section 704(b) of the Code to be reflected in Capital Accounts shall be so reflected. If there is a revaluation of any of Nevada JV’s property such that the Carrying Value of such property differs from its adjusted tax basis, the Members’ Capital Accounts shall be appropriately adjusted for income, gain, loss and deduction as required by Treasury Regulations Section 1.704-1(b)(2)(iv)(g). In the event Membership Interests are Transferred in accordance with the terms of the Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the Transferred Membership Interests. The foregoing provisions and the other provisions of this Schedule J relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. The Board also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of capital reflected on Nevada JV’s balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(q) and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause the Agreement not to comply with Treasury Regulations Section 1.704-1(b).

2.2	Revaluation on Dilution of Proportionate Interests.

The Members agree that any dilution in Newmont Member’s Proportionate Interest pursuant to Section 12.1(a) of the Agreement shall trigger a revaluation of Nevada JV’s property in accordance with Treasury Regulations Sections 1.704-1(b)(2)(iv)(f), (g) and (q), and any other event described in Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5) shall trigger a revaluation of Nevada JV’s property in accordance with Treasury Regulations Sections 1.704-1(b)(2)(iv)(f) and (g).

ARTICLE 3

ALLOCATIONS

3.1	Allocations of Profits and Losses.

Except as otherwise provided in this Article 3, Profits and Losses of Nevada JV for any Fiscal Year shall be allocated, as of the end of such Fiscal Year, in accordance with this Section 3.1:

(a)

after giving effect to Section 3.1(b) and the special allocations in Section 3.2, Profits and Losses of Nevada JV for any Fiscal Year of Nevada JV shall be allocated to and among the Members so as to reduce, proportionately, the difference between their respective Target Capital Accounts and Partially Adjusted Capital Accounts as of the end of such Fiscal Year. No portion of Profit or Losses for any Fiscal Year shall be allocated to a Member, in the case of Profits whose Partially Adjusted Capital Account is greater than or equal to its Target Capital Account or, in the case of Losses, whose Target Capital Account is greater than or equal to its Partially Adjusted Capital Account for such Fiscal Year;

(b)

if Nevada JV (i) has Profits for any Fiscal Year (determined prior to giving effect to this Section 3.1(b)) and, prior to making any allocation under Section 3.1(a), the balance of any Member’s Partially Adjusted Capital Account is greater than the balance of its Target Capital Account, then the Member with such excess balance shall be specially allocated items of partnership expense or loss (to the extent available) for such Fiscal Year equal to the difference between its Partially Adjusted Capital Account and its Target Capital Account; (ii) has Losses for any Fiscal Year (determined prior to giving effect to this Section 3.1(b)) and, prior to making any allocation under Section 3.1(a), the balance of any Member’s Partially Adjusted Capital Account is less than the balance of its Target Capital Account, then the Member with such deficient balance shall be specially allocated items of partnership income or gain for such Fiscal Year (to the extent available) equal to the difference between its Partially Adjusted Capital Account and its Target Capital Account; and (iii) has neither Profits nor Losses for any Fiscal Year (determined prior to giving effect to this Section 3.1(b)) and, prior to making any allocation under Section 3.1(a), the balance of any Member’s Partially Adjusted Capital Account differs from the balance of its Target Capital Account, then the Member with an excess or deficient balance, as the case may be, shall be specially allocated items of partnership expense or loss or income or gain, as the case may be, for such Fiscal Year (to the extent available) equal to the difference between its Partially Adjusted Capital Account and its Target Capital Account. In the event that Nevada JV has insufficient items of expense or loss or income or gain, as the case may be, for such Fiscal Year, to satisfy the previous sentence with respect to all such Members, the available items of expense or loss or income or gain, as the case may be, shall be divided among the Members in proportion to such differences. The availability of items of income, gain, expense or loss to be specially allocated pursuant to this Section 3.1(b) shall be determined after giving full effect to all of the provisions of Section 3.2; and

(c)

losses allocated pursuant to Section 3.1(a) and Section 3.1(b) to any Member shall not exceed the maximum amount of Losses that can be so allocated without causing such Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. In the event that some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of the allocation of Losses pursuant to Section 3.1(a) and Section 3.1(b), the limitation set forth in this Section 3.1(c) shall be applied on a Member by Member basis so as to allocate the maximum permissible losses to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d). The first sentence of this Section 3.1(c) notwithstanding, if no Member has a positive Adjusted Capital Account Balance, then allocations of Losses that create an Adjusted Capital Account Deficit shall be permitted and such allocations of Losses shall be made to the Members in amounts determined by the Board, subject to any requirements of the Code and Treasury Regulations.

3.2	Special Allocations.

(a)

In the event a Member unexpectedly receives any adjustment, allocation or distribution described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6) that causes or increases an Adjusted Capital Account Deficit, items of partnership income and gain shall be specially allocated to such Member so as to eliminate such negative balance as quickly as possible, provided that an allocation pursuant to this Section 3.2(a) shall be made only if and to the extent that the

Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article 3 have been tentatively made as if this Section 3.2(a) were not in this Schedule J. This subparagraph is intended to constitute a “qualified income offset” under Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

(b)

If a Member has a deficit Capital Account at the end of any taxable year that exceeds the sum of (i) the amount that Member is obligated to restore, and (ii) the amount the Member is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), then each such Member shall be specially allocated items of income and gain of the Nevada JV in the amount of the excess as quickly as possible, provided that an allocation pursuant to this Section 3.2(b) shall be made if and only to the extent that the Member would have a deficit in such Member’s Capital Account after all other allocations provided for in this Article 3 have been tentatively made without considering this Section 3.2(b).

(c)

Nonrecourse Deductions for any Fiscal Year of Nevada JV shall be allocated rateably among the Members based upon the manner in which such Members are entitled to share in distributions under Section 8.1(b)(ii) of the Agreement.

(d)

Except as otherwise provided in Section 1.704-2(f) of the Treasury Regulations, if there is a net decrease in Partnership Minimum Gain for any Fiscal Year of Nevada JV, each Member shall be specially allocated items of partnership income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member’s share of the net decrease in Partnership Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Sections 1.704-2(f) and (j)(2) of the Treasury Regulations. This Section 3.2(d) is intended to comply with the minimum gain chargeback requirement in said section of the Treasury Regulations and shall be interpreted consistently therewith. Allocations pursuant to this subparagraph shall be made in proportion to the respective amounts required to be allocated to each Member pursuant hereto.

(e)

Except as otherwise provided in Section 1.704-2(i)(4) of the Treasury Regulations, if there is a net decrease in Partner Minimum Gain attributable to a Partner Nonrecourse Debt during any Fiscal Year of Nevada JV, each Member who has a share of the Partner Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the Treasury Regulations, shall be specially allocated items of partnership income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member’s share of the net decrease in the Partner Minimum Gain attributable to such Partner Nonrecourse Debt to the extent and in the manner required by Section 1.704-2(i) of the Treasury Regulations. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and (j)(2) of the Treasury Regulations. This Section 3.2(e) is intended to comply with the minimum gain chargeback requirement with respect to Partner Nonrecourse Debt contained in said section of the Treasury Regulations and shall be interpreted consistently therewith. Allocations pursuant to this subparagraph shall be made in proportion to the respective amounts to be allocated to each Member pursuant hereto.

(f)

Partner Nonrecourse Deductions for any Fiscal Year of Nevada JV or other applicable period with respect to a Partner Nonrecourse Debt shall be specially allocated to the Members that bear the economic risk of loss for such Partner Nonrecourse Debt (as determined under Sections 1.704-2(b)(4) and 1.704-2(i)(1) of the Treasury Regulations.)

(g)

To the extent an adjustment to the adjusted tax basis of any asset of Nevada JV, pursuant to Code Section 734(b) or Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member’s interest in Nevada JV, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in Nevada JV in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

3.3	Curative Allocations.

The allocations set forth in Section 3.2 (the “Regulatory Allocations”) are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of partnership income, gain, loss, or deduction pursuant to this Section 3.3. Therefore, notwithstanding any other provision of this Article 3 (other than the Regulatory Allocations), the Board shall make such offsetting special allocations of partnership income, gain, loss, or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member’s Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all partnership items were allocated pursuant to Section 3.1.

3.4	Tax Allocations.

(a)

Except as otherwise provided by applicable tax law or in this Section 3.4, items of partnership taxable income, gain, loss and deduction shall be allocated for U.S. federal, state and local income tax purposes, among the Members in the same manner as such items are allocated for book purposes under this Article 3.

(b)

In accordance with Code Section 704(c) and the Treasury Regulations thereunder, items of partnership income, gain, loss and deduction with respect to any property contributed by a Member shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to Nevada JV for U.S. federal income tax purposes and its initial Carrying Value using any method permitted under Section 704(c) of the Code and the Treasury Regulations thereunder, as determined by the Board; provided that the same method under Section 704(c) shall be used for all the properties contributed by the Members to Nevada JV unless the Members unanimously agree that a different method will apply to one or more contributed properties.

(c)

If the Carrying Value of any asset of Nevada JV is adjusted pursuant to the clause (ii) of the definition of Carrying Value, subsequent allocations of items of income, gain, loss and deduction with respect to such property shall take account of any variation between the adjusted basis of such asset for U.S. federal income tax purposes and its Carrying Value in the same manner as under Section 704(c) of the Code and the Treasury Regulations thereunder, as determined by the Board in accordance with the principles of Section 3.4(b).

(d)

Pursuant to the Implementation Agreement, the Members made Capital Contribution to the Nevada JV of depletable properties with respect to which the contributing Member has an adjusted tax basis that may consist in part of depletable expenditures and in part of expenditures capitalized under Code Sections 616(b), 291(b) and 59(e). Depletion deductions with respect to contributed property shall be determined without regard to any portion of the property’s basis that is attributable to pre-contribution expenditures by a Member that were capitalized by the Member under Code sections 616(b), 59(e) and 291(b).

(e)

In accordance with Regulations Section 1.704-1(b)(4)(iii), excess percentage depletion deductions with respect to depletable property shall be allocated to the Members in accordance with the allocation of gross income from the property from which such deductions are derived. The term “excess percentage depletion” shall mean the excess, if any, of deductions for percentage depletion as determined for tax purposes over the Carrying Value of the depletable property.

(f)

Allocations pursuant to this Section 3.4 are solely for purposes of U.S. federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of Profits, Losses, distributions or other partnership items pursuant to any provision of the Agreement.

ARTICLE 4

MISCELLANEOUS

4.1	Withholding.

(a)

The Board may withhold from any payments with respect to any Member amounts required to discharge any obligation of Nevada JV or to withhold amounts or make payments to any governmental authority with respect to any federal, provincial, state, local or foreign tax liability of such Member arising as a result of such Member’s interest in Nevada JV. Any amount withheld and paid to the appropriate Governmental Authority with respect to a Member pursuant to this Section 4.1 shall be treated as distributed to such Member in accordance with Section 8.1(b) of the Agreement.

(b)

The Board will notify a Member promptly if it determines that Nevada JV is required to withhold any amount purportedly representing a tax liability of such Member and will (i) consider in good faith any positions that such Member raises as to why withholding is not required or alternative arrangements proposed by such Member that may avoid the need for such withholding and (ii) provide such Members with the opportunity to contest the requirement to withhold with the appropriate taxing authority.

(c)

The Board will use commercially reasonable efforts to make or cause Nevada JV to make any filings, applications or elections to obtain any available exemption from, any reduction in, or any available refund of any withholding or other taxes imposed by any taxing authority with respect to amounts distributable or items of income allocable to the Members under the Agreement. Each of the Members agrees that it will co-operate with the Board in making any such filings, applications, or elections, to the extent the Board reasonably determines that such co-operation is necessary or desirable.

(d)

Upon request of a Member, Nevada JV will provide, to the extent that it is legally able to do so, any certification or other document that would reduce or eliminate withholding under Sections 897(g) and 1446(f) of the Code in connection with a Transfer of that Member’s Membership Interest.

4.2	Other Miscellaneous U.S. Tax Matters.

(a)	Nevada JV shall make the following elections for all partnership income tax returns:

(i)

to deduct currently all development expenses to the extent possible under Section 616(a) of the Code or, if the Members unanimously agree, to defer such expenses under Sections 616(b) and 59(e) of the Code;

(ii)	to treat advance royalties as deductions from gross income for the year paid or accrued to the extent permitted by Law, and

(iii)	to make an election to adjust the basis of Nevada JV property with respect to a Member under Section 754 of the Code at the request of the Member.

(b)

Each Member shall elect under section 617(a) of the Code to deduct currently all exploration expenses. Each Member reserves the right to capitalize its share of development and exploration expenses of the Nevada JV in accordance with section 59(e) of the Code, provided that a Member’s election to capitalize all or any portion of these expenses shall not affect the Member’s Capital Account.

(c)	Subject to Section 4.2(g), the Board, in its reasonable discretion, may cause Nevada JV to make or decline to make, or to revoke or seek to revoke, any other election which Nevada JV may make under the tax laws. The Members agree to provide information reasonably requested by the Board in order to ensure compliance with the requirements of these rules.

(d)

For purposes of determining Profits, Losses, or any other items allocable to any period, Profits, Losses and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Board using any permissible method under Code Section 706 and the Treasury Regulations thereunder. In the event of a Transfer of any interest in Nevada JV, regardless of whether the transferee becomes a Member, all items of income, gain, loss and deduction for the Fiscal Year of Nevada JV in which the Transfer occurs shall be allocated in accordance with the preceding sentence, except to the extent required by Section 706(d) of the Code.

(e)	In no event will any Member be required to make up any deficit balance in such Member’s Capital Account upon the liquidation of such Member’s interest in Nevada JV or otherwise.

(f)

The Majority Member, or such person as designated by the Board, shall serve as the “partnership representative” within the meaning of Section 6223(a) of the Code (any person so designated as the partnership representative, the “Partnership Representative”). The Partnership Representative shall always be supervised by, and act under the direction of, the Board. The Partnership Representative shall, subject to the preceding sentence and the provisions of this Agreement, have the authority to act on behalf of Nevada JV under Subchapter C of Chapter 63 of the Code (relating to partnership audit proceedings) and in any tax proceedings brought by other taxing authorities, and Nevada JV and all Members shall be bound by the actions taken by the Partnership Representative in such capacity. Nevada JV shall not enter into a settlement of a tax controversy, or forego an appeal of a final partnership administrative adjustment or other audit adjustment, or cause any lower-tier entity classified as a partnership for U.S. federal income tax purposes (a lower-tier tax partnership) to enter into such a settlement or forego such an appeal, if such action or failure to act disproportionately, materially and adversely affects the Newmont Member or its Affiliates, without the prior written consent of the Newmont Member. In the event of an audit by the IRS, unless otherwise agreed by the Majority Member and the Minority Member, the Partnership Representative shall make, on a timely basis, the election provided by Section 6226(a) of the Code to treat a “partnership adjustment” as an adjustment to be taken into account by each Member in accordance with Section 6226(b) of the Code and, to the extent that the Nevada JV controls the audit of any lower-tier tax partnership, shall cause such lower-tier tax partnership to make such election with respect to any audit or tax controversy in which it is involved. If the election under Section 6226(a) of the Code is made, Nevada JV shall furnish to each Member for the year under audit a statement reflecting the Member’s share of the adjusted items as determined in the notice of final partnership adjustment, and each such Member shall take such adjustment into account as required under Section 6226(b) of the Code and shall be liable for any related interest, penalty, addition to tax, or additional amounts. Any Member that fails to report its share of such adjustments on its U.S. federal income tax return for its taxable year including the date of any such statement as described immediately above shall indemnify and hold harmless the Company and the other Members against any liabilities, taxes, interest and penalties imposed on the Company as a result of such Member’s inaction. With respect to any imputed underpayment to which Section 6225 of the Code applies, (i) the Partnership Representative shall, acting under the supervision of the Board, make any modifications available under Section 6225(c) of the Code (“Imputed Underpayment Modifications”) that would reduce any imputed underpayment, Nevada JV’s allocable share, if any, of an imputed underpayment from any lower-tier tax partnership, and interest, penalty, addition to tax, or additional amount that could be assessed and collected from Nevada JV under Chapter 63 of the Code (collectively, “Company Level Taxes”), (ii) the Members shall file amended U.S. federal income tax return (as described in Section 6225(c)(2) of the Code) that take into account all adjustments to the reviewed year of Nevada JV properly allocable to such Members or are necessary to reflect a reallocation of the distributive share of any item from one Member to another in accordance with Code Section 6225(c)(2)(C), and Nevada JV and the Partnership Representative will use commercially reasonable efforts to assist the Members in preparing such amended returns, and (iii) the Members shall pay any tax due with such returns. The Newmont Member shall be entitled to participate in any tax audit or other tax controversy involving the Nevada JV to the extent permitted under applicable law, including attending conferences with representatives of the applicable taxing authority. The Partnership Representative shall use commercially reasonable efforts to promptly notify the Members of the commencement of a partnership audit or other partnership-level proceeding with respect to the Nevada JV or any lower-tier tax partnership and shall use commercially reasonable efforts to keep the Members fully apprised of the status of any tax audit or other tax controversy involving Nevada JV. The Partnership Representative shall use commercially reasonable efforts to provide each Member with (i) a copy of any and all documents that it receives from the government in connection with a tax controversy no later than 5 days after receipt of the same, (ii) a draft copy of any correspondence or filing to be submitted by the Partnership Representative relating to any tax controversy reasonably in advance of such submission, and the Partnership Representative shall consider in good faith any comments provided by a Member with respect to such proposed submission, and not unreasonably refuse to incorporate any comments provided by a Member with respect to such proposed submission, (iii) the terms of any proposed settlement of a tax audit or other tax controversy as early as reasonably possible, and (iv) notify the Members of any meeting or conferences with a taxing authority reasonably in advance of such meetings or conferences.

(g)

Company Level Taxes shall be treated as attributable to the Members and former Members. The Board shall allocate the burden of any such Company Level Taxes to those Members and former Members to whom such amounts are reasonably attributable, taking into account the effect of the Imputed Underpayment Modifications that are properly attributable to each Member or former Member (with respect to each Member or former Member, its, her or his “Allocated

Share”). With respect to the Allocated Shares of the Members and former Members for each applicable taxable year, the Board shall cause each Member or former Member to economically bear its or his Allocated Share by either (i) requiring each Member or former Member to pay to the Company an amount equal to its or his Allocated Share or (ii) deducting from the amounts next distributable to such Member pursuant to this Agreement an amount equal to its or his Allocated Share; provided, that, if the amount of such Member’s Allocated Share exceeds the amount of such aggregate reductions at the time of the dissolution and winding up of the Company pursuant to Article 17, such Member shall pay to the Company an amount equal to such excess prior to the final distribution pursuant to Section 8.1(c). Except as otherwise required by law, the Members and the former Members intend for U.S. federal income tax purposes that (i) the payment of the Company Level Taxes by the Company be treated as a loan to each Member and former Member in an amount equal to such Member’s or former Member’s Allocated Share; (ii) the payment of each Member’s or former Member’s Allocated Share to the Company be treated as a repayment of such loan; and (iii) if, rather than making a payment to the Company, a Member’s distributions are reduced to pay such Member’s Allocated Share, then such Member shall be treated as receiving a distribution and repaying such loan with such distribution at the time distributions otherwise payable to such Member are offset pursuant to this Section 4.2(g). To the fullest extent permitted by law, each Member and former Member (the “Indemnifying Member”) hereby agrees to indemnify and hold harmless the Company and the other Members and former Members from and against the nonpayment of the Indemnifying Member’s Allocated Share.

(h)

Each Members intends that, for so long as Nevada JV has more than one Member, Nevada JV be classified for U.S. federal tax purposes as a partnership that is not a “publicly traded partnership” treated as a corporation under Code Section 7704(a), and the Board shall at all times use commercially reasonable efforts to maintain Nevada JV’s classification as such. Nevada JV shall not elect to be classified as other than a partnership (or disregarded entity) for U.S. federal tax purposes or for purposes of any provisions of any U.S. state or local tax law.

(i)

The Members are aware of the income tax consequences of the allocations made by this Schedule J and hereby agree to be bound by the provisions of this Schedule J in reporting their shares of partnership income and loss for income tax purposes.

(j)	All Section and Article references used in this Schedule J shall refer to Sections and Articles within this Schedule J unless specified otherwise.

(k)

Notwithstanding anything in the Agreement to the contrary, in the event of any conflict between the provisions of this Schedule J and the other provisions of the Agreement, the provisions of this Schedule J shall control.

(l)

The Members and Nevada JV shall cooperate in providing information concerning the Nevada JV that is reasonably requested by a Member in connection with the preparation of the Member’s separate income tax returns.

(m)

In the event of a change in applicable tax law (including a change resulting from the issuance of proposed, temporary or final Treasury Regulations or any other IRS guidance), any Member may propose to the other Member that the Agreement or this Schedule J be amended, or that Nevada JV be otherwise restructured, with a view to reducing the taxes of any Member pursuant to such changed law. The Members agree (i) to consider any such proposal in good faith and (ii) to use commercially reasonable efforts to implement such proposal (as modified by an agreement of the Members, if applicable) if the Members determine that such proposal is in the best interest of all of the Members.